Filed Pursuant to Rule 424(b)(5)
Registration No. 333-84276

Pricing Supplement

(to Prospectus Supplement dated April 30, 2002
to Prospectus dated April 29, 2002)

$460,092,000

Senior Notes, Series J, due 2007

     In 2002, we issued $500,000,000 aggregate principal amount of our Senior Notes, Series J, due 2007 (which we refer to below as the Notes) in connection with our sale of equity units (initially in the form of corporate units comprised of a Note and a purchase contract). We are now remarketing $460,092,000 aggregate principal amount of the Notes on behalf of corporate unit holders. The Notes will mature on May 15, 2007, unless a tax event redemption occurs before then. Interest on the Notes is payable quarterly on February 15, May 15, August 15 and November 15 of each year. The interest rate on the Notes will be reset to 4.628% per year, effective on and after February 15, 2005. The first interest payment on the remarketed Notes will be May 15, 2005.

     We may redeem the Notes, in whole but not in part, upon the occurrence and continuation of a tax event under the circumstances and at the redemption price described under the caption “Description of the Remarketed Notes — Tax Event Redemption” in this pricing supplement.

     The Notes are our senior unsecured obligations and rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt. The Notes will be remarketed in denominations of $25 and integral multiples of $25.

     We have agreed to purchase $399,092,000 aggregate principal amount of the Notes in the remarketing. Because we will cancel all of the Notes we purchase in the remarketing, our purchase may adversely affect the liquidity of the remaining outstanding Notes.

     Under a separate prospectus supplement, we are concurrently offering $350 million aggregate principal amount of our 5% senior notes due 2015. This remarketing is not conditioned on the completion of our concurrent senior note offering.

      See “Risk Factors” beginning on page P-7 of this pricing supplement to read about certain factors you should consider before making an investment in the Notes.

     Neither the Securities Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Price to Public(1)	101.1530%	$465,396,861
Remarketing Fee to Remarketing Agents(2)	0.2518%	$1,158,612
Net Proceeds to Noteholders(3)	100.9012%	$464,238,249

(1)	Plus accrued interest from February 15, 2005, if any; represents the price per Note payable by all purchasers, including CenturyTel.

(2)	Equals 0.25% of the Treasury portfolio purchase price.

(3)	We will not directly receive any proceeds from the remarketing, all of which will be used to purchase the Treasury portfolio on behalf of corporate unit holders. See “Use of Proceeds” in this pricing supplement.

     We expect the Notes to be ready for delivery to investors on or about February 15, 2005 through the book-entry facilities of The Depository Trust Company.

Joint Remarketing Agents

Banc of America Securities LLC	JPMorgan	Wachovia Securities

The date of this pricing supplement is February 10, 2005.

(i)

ABOUT THIS PRICING SUPPLEMENT

      This document is in three parts. The first part is this pricing supplement, which describes the specific terms of this remarketing. The second part, the accompanying prospectus supplement, describes the terms of our 2002 offering of equity units. The final part, the accompanying prospectus, provides more general information, some of which may not apply to this remarketing. If the description of this remarketing or the Notes contained in this pricing supplement differs from the description in the accompanying prospectus supplement or prospectus, you should rely on the information in this pricing supplement.

      You should rely only on the information incorporated by reference or provided in this pricing supplement and, except as stated above, in the accompanying prospectus supplement and prospectus. Neither we nor the remarketing agents have authorized anyone else to provide you with additional or different information. Neither we nor the remarketing agents are making an offer of the Notes in any jurisdiction where the offer is not permitted. You should not assume that the information in this pricing supplement or in the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of those documents or that the information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. The information contained in our website, www.centurytel.com, is not a part of this pricing supplement or the accompanying prospectus supplement or prospectus.

      References in this pricing supplement and the accompanying prospectus supplement and prospectus to “CenturyTel,” “we,” “us” and “our” are to CenturyTel, Inc. and not any of its subsidiaries (unless the context requires otherwise and except under the headings “Pricing Supplement Summary — CenturyTel” and “Risk Factors — Risk Factors Relating to Our Business” in this pricing supplement where such terms refer to the consolidated operations of CenturyTel and its subsidiaries).

FORWARD-LOOKING STATEMENTS

      Certain statements contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus that are not historical facts are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Our actual results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. In Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2003, we have set forth factors that could affect our actual results. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of the document in which they appear. Except for our obligations to disclose material information under the federal securities laws, we undertake no obligation to update any of our forward-looking statements for any reason.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to below as the SEC. You may read and copy this information at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on its public reference facilities. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, including CenturyTel, who file reports with the SEC electronically. The address of that site is http://www.sec.gov. You can also inspect reports, proxy statements and other information about CenturyTel at the offices of The New York Stock Exchange, Inc., located at 20 Broad Street, New York, New York.

INCORPORATION BY REFERENCE

      We incorporate certain information by reference into this pricing supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this pricing supplement, except for any information that is superseded by information that is included directly in this pricing supplement. The incorporated documents are:

•	CenturyTel’s Annual Report on Form 10-K for the year ended December 31, 2003, portions of which have been amended by our Current Report on Form 8-K filed on January 26, 2005 (listed below);

•	CenturyTel’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	CenturyTel’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

•	CenturyTel’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004; and

•	CenturyTel’s Current Reports on Form 8-K filed on January 29, 2004, February 4, 2004, April 29, 2004, July 29, 2004, August 27, 2004, September 21, 2004, October 28, 2004, January 26, 2005 and February 3, 2005 (excluding all portions of such reports that were furnished).

      All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date hereof and on or prior to the termination of this remarketing will be deemed to be incorporated by reference into this pricing supplement from the date of filing. Information appearing herein or in any particular document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements appearing in all of the documents incorporated by reference herein and should be read together therewith. Any statement contained in a document incorporated or deemed to be incorporated by reference in this pricing supplement will be deemed to be modified or superseded to the extent that a statement contained in this pricing supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference in this pricing supplement modifies or supersedes such statement.

      We have also filed a registration statement with the SEC relating to the securities described in this pricing supplement and the accompanying prospectus supplement and prospectus. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the Notes. The registration statement may contain additional information that may be important to you.

      At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing to us at: CenturyTel, Inc., 100 CenturyTel Drive, Monroe, Louisiana 71203, Attention: Investor Relations, or by telephoning us at (318) 388-9000.

PRICING SUPPLEMENT SUMMARY

      This summary highlights certain information contained elsewhere, or incorporated by reference, in this pricing supplement and the accompanying prospectus supplement and prospectus. As a result, it does not contain all of the information that you should consider before investing in our Notes. You should read the entire pricing supplement, including the accompanying prospectus supplement and prospectus and the documents incorporated by reference, which are described under “Incorporation by Reference” in this pricing supplement. This pricing supplement and the accompanying prospectus supplement and prospectus contain or incorporate certain forward-looking statements. Forward-looking statements should be read together with the cautionary statements and factors referred to under “Forward-Looking Statements” in this pricing supplement.

CenturyTel

      We are an integrated communications company engaged primarily in providing local exchange, long distance, Internet access, and fiber transport services.

Business

      At December 31, 2004, our local exchange telephone subsidiaries operated approximately 2.3 million telephone access lines, primarily in rural, suburban and small urban areas in 22 states, with over 70% of these lines located in Wisconsin, Missouri, Alabama, Arkansas and Washington. All of our access lines are served by digital switching equipment, which in conjunction with other technologies allows us to offer additional premium services to our customers, including call forwarding, conference calling, caller identification, selective call ringing and call waiting. Based on published sources, we believe we are currently the eighth largest local exchange telephone company in the United States, measured by the number of telephone access lines served.

      We also provide long distance, Internet access, fiber transport, competitive local exchange, security monitoring and other communications and business information services. At December 31, 2004, we provided long distance telephone services to approximately 1.1 million lines and Internet access services to over 262,000 customers, approximately 128,500 of which received traditional dial-up services and approximately 133,500 of which received retail digital subscriber line (DSL) services. We have recently entered into agreements to provide co-branded satellite television services and to resell wireless services as part of our bundled product and service offerings, which we anticipate will dilute our earnings for 2005 by approximately $.04 to $.07 per share.

Recent Developments

      On February 3, 2005, we announced our consolidated operating results for the fourth quarter of 2004. For the three months ended December 31, 2004, our revenues were $606.2 million, our operating income was $189.6 million, our fully-diluted earnings per share were $.62 and our ratio of earnings to fixed charges was 3.55 to 1. For the year ended December 31, 2004, our revenues were $2.4 billion, our operating income was $754.0 million, our fully-diluted earnings per share were $2.41, and our ratio of earnings to fixed charges was 3.57 to 1. For further recent financial information, see our Current Report on Form  8-K filed on February 3, 2005, portions of which are incorporated by reference herein.

      On February 3, 2005, we also announced that (i) we have entered into an agreement to acquire from KMC Telecom Holdings, Inc. competitive local exchange assets in 16 markets in exchange for $65 million cash, which is subject to certain adjustments that we do not expect to be material, and (ii) our board has authorized a $200 million share repurchase plan. Consummation of our purchase of assets from KMC, which we expect to occur in the third quarter of 2005, remains subject to the receipt of various consents, regulatory approvals and various other closing conditions. For additional information, see our Current Report on Form 8-K filed on February 3, 2005, portions of which are incorporated by reference herein.

Proposed Financing and Related Transactions

      Under a separate prospectus supplement, we are contemporaneously offering to the public $350 million aggregate principal amount of our 5% senior notes due 2015. We intend to use the net proceeds from these newly-issued senior notes and cash on hand to finance our purchase of Notes in connection with the remarketing.

      In late January 2005, we filed preliminary consent solicitation materials with the SEC describing our plans to solicit consents to amend the purchase contracts that constitute a part of our outstanding corporate units. Currently, subject to certain exceptions, we are obligated to settle these outstanding purchase contracts by selling shares of our common stock on May 16, 2005 pursuant to a pricing formula set forth in the purchase contracts. Under our proposed consent solicitation, we (i) will ask for the flexibility to settle in cash, in whole or in part, purchase contracts held by holders who consent to the amended settlement terms and their transferees and (ii) will propose to pay a consent fee to each consenting holder. Our proposed consent solicitation cannot be initiated until we receive approval from the SEC to mail definitive consent solicitation materials to holders of our equity units, and we expect our consent solicitation to be subject to a number of conditions. Therefore, we cannot assure you that our proposed consent solicitation will be initiated in a timely manner, or at all, or, if initiated, that it will be successful. If our proposed consent solicitation is successful, we currently intend to settle in cash all of the purchase contracts held by consenting holders and their transferees. Under certain circumstances, our election to settle purchase contracts in cash could result in us paying cash in excess of the amount of the proceeds available upon maturity of the pledged treasury securities to be purchased with proceeds from the remarketing. See “Use of Proceeds” in this pricing supplement. Our proposed consent solicitation will only be made, if at all, pursuant to definitive consent solicitation materials.

      We are also in the process of replacing our existing $533 million credit facility (which is scheduled to expire in July 2005) with a five-year $750 million revolving credit facility.

      Neither the remarketing nor any of the other transactions discussed above are conditioned on the completion of any such other transactions. We cannot assure you that any of these above-discussed transactions will be consummated in a timely manner on the terms summarized above, or at all.

The Remarketing

Issuer	CenturyTel, Inc., a Louisiana corporation.

Securities Remarketed	$460,092,000 aggregate principal amount of Senior Notes, Series J, due 2007, out of a total of $500 million aggregate principal amount of Notes currently outstanding. The Notes are being remarketed on behalf of holders of corporate units (for which the Notes serve as collateral).

Maturity	The Notes will mature on May 15, 2007, unless a tax event redemption occurs before then.

Interest Rate	The interest rate on the Notes will be reset effective on and after February 15, 2005 to 4.628% per year.

Interest Payment Dates	February 15, May 15, August 15 and November 15 of each year. The first interest payment on the remarketed Notes will be May 15, 2005.

Tax Event Redemption	The Notes are redeemable at our option, in whole but not in part, upon the occurrence and continuation of a tax event under the circumstances described in this pricing supplement under the heading “Description of the Remarketed Notes — Tax Event

Redemption.” Except in the event of a tax event redemption, the Notes are not redeemable by us.

Certain Covenants	For a description of certain covenants limiting our ability to engage in certain transactions, see “Description of Debt Securities” in the accompanying prospectus.

Ranking	The Notes rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt, including the senior notes due 2015 that we are offering concurrently under a separate prospectus supplement. As of September 30, 2004, we had approximately $2.1 billion of unsecured and unsubordinated debt that ranked equally with the Notes, excluding the Notes. We are a holding company and, therefore, the Notes will be effectively subordinated to all existing and future obligations of our subsidiaries. As of September 30, 2004, the long-term debt of our subsidiaries was $435 million.

Remarketing	We issued the Notes in May 2002 in connection with our issuance and sale to the public of our equity units. Each equity unit initially consisted of both a purchase contract and a Note, together called a corporate unit. Pursuant to the terms of the equity units, the remarketing agents have remarketed the Notes on behalf of current holders of corporate units in accordance with a remarketing agreement and a supplemental remarketing agreement among us, Banc of America Securities LLC, J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC, as remarketing agents, and Wachovia Bank, National Association, as purchase contract agent and attorney-in-fact for the holders of purchase contracts. See “Remarketing” in this pricing supplement.

In accordance with the terms of the remarketing required under the equity units and the Notes, Banc of America Securities LLC, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, as reset agents, reset the interest rate on the Notes to 4.628% per year, effective on and after February 15, 2005, which was sufficient to cause the price of all Notes remarketed to be at least 100.25% of the purchase price of the Treasury portfolio, which is described further below under the heading “Remarketing.”

Our Participation in the Remarketing	We have agreed to purchase approximately $399 million aggregate principal amount of the Notes in the remarketing. We will cancel all of the Notes we purchase in the remarketing. See “Certain Effects of the Remarketing” and “Remarketing” in this pricing supplement.

Use of Proceeds	We will not directly receive any of the proceeds from the remarketing of the Notes, which are described under the heading “Use of Proceeds” in this pricing supplement. As more fully described in the accompanying prospectus supplement under the heading “Description of the Purchase Contracts — Remarket-

ing,” the proceeds from the remarketing will be used to purchase the Treasury portfolio which will serve as substitute collateral to (i) provide the consideration to fulfill the obligations of holders of corporate units under the purchase contracts on May 16, 2005 and (ii) pay an amount of cash equal to the interest payable on the Notes on May 15, 2005 at the interest rate in effect prior to the resetting of the interest rate in the remarketing. For additional information, see “Use of Proceeds” and “Remarketing” in this pricing supplement.

U.S. Federal Income Taxation	We believe that the Notes should be classified as contingent payment debt instruments for U.S. federal income tax purposes. The regulations governing contingent payment debt instruments are complex, and their application to the Notes following the remarketing is not entirely clear. We believe that the application described in this pricing supplement is a reasonable interpretation of those regulations. If you report your income on the Notes in the manner described in this pricing supplement, the net amount of interest income that you recognize with respect to the Notes generally should approximate the economic accrual of income to you. See “Material United States Federal Income Tax Consequences” in this pricing supplement.

Listing	The Notes will not be listed on any national securities exchange.

Trustee, Registrar and Paying Agent	Regions Bank.

Risk Factors

      Your investment in the Notes will involve risks. You should carefully consider all of the information contained in or incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus as well as the specific factors under the heading “Risk Factors” beginning on the next page.

RISK FACTORS

      Before purchasing the Notes, you should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus in order to evaluate an investment in the Notes. These risk factors update and supersede the risk factors contained in the accompanying prospectus supplement.

Risk Factors Relating to Our Business

We face competition, which could adversely affect us.

      As a result of various technological, regulatory and other changes, the telecommunications industry has become increasingly competitive, and we expect these trends to continue. The number of companies that have requested authorization to provide traditional local exchange service in our markets has increased in recent years, and we anticipate that others will take similar action in the future. Recent technological developments have led several competitors to substantially increase their service offerings, often at prices substantially below those charged for traditional phone services. Wireless telephone and electronic communications services increasingly constitute a significant source of competition with local exchange telephone services.

      We expect competition to intensify as a result of new competitors and the development of new technologies, products and services. We cannot predict which future technologies, products or services will be important to maintain our competitive position or what funding will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on how well we market our products and services, and on our ability to anticipate and respond to various competitive and technological factors affecting the industry, including changes in regulations (which may affect us differently from our competitors), changes in consumer preferences or demographics, and changes in the product offerings or pricing strategies of our competitors.

      Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours. In addition, some of our competitors can conduct operations or raise capital at a lower cost than we can, are subject to less regulation, or have substantially stronger brand names. Consequently, some competitors may be able to charge lower prices for their products and services, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the marketing and sale of their products and services than we can.

      Competition could adversely impact us in several ways, including (i) the loss of customers and market share, (ii) the possibility of customers shifting to less profitable services, (iii) our need to lower prices or increase marketing expenses to remain competitive and (iv) our inability to diversify by offering new products or services.

We could be harmed by rapid changes in technology.

      The communications industry is experiencing significant technological changes, particularly in the areas of voice over internet protocol (VoIP) services, data transmission and wireless communications. Some of our competitors may enjoy network advantages that will enable them to provide services more efficiently or at lower cost. Rapid changes in technology could result in the development of products or services that compete with or displace those offered by traditional local exchange carriers, or LECs. If we cannot develop new products to keep pace with technological advances, or if such products are not widely embraced by our customers, we could be adversely impacted.

Our industry is highly regulated, and continues to undergo various fundamental regulatory changes.

      As a diversified full service incumbent local exchange carrier, or ILEC, we have traditionally been subject to significant regulation from federal, state and local authorities. This regulation imposes substantial compliance costs on us and restricts our ability to raise rates, to compete and to respond rapidly to changing industry conditions. In recent years, the communications industry has undergone various fundamental regulatory changes that have generally permitted competition in each segment of the telephone industry and reduced the regulation of telephone companies, in particular by requiring or permitting LECs to opt out of traditional “rate of return” regulation in exchange for agreeing to alternative forms of regulation. These alternative forms of regulation, which currently apply to over half of our access lines, typically permit the LEC greater freedom to establish local service rates in exchange for agreeing not to charge rates in excess of specified caps. These and subsequent regulatory changes could adversely affect us by reducing the fees that we are permitted to charge, altering our tariff structures, or otherwise changing the nature of our operations and competition in our industry. Recent rule changes that permit customers to retain their wireline or wireless number when switching to another service provider could increase the number of our customers who choose to disconnect their wireline service from us. Other pending rulemakings could have a substantial impact on our operations, including in particular rulemakings on intercarrier compensation, universal service, and VoIP regulations. Litigation and different objectives among federal and state regulators could create uncertainty and delay our ability to respond to new regulations. Moreover, changes in tax laws, regulations or policies could increase our tax rate, particularly if state regulators continue to search for additional revenue sources to address budget shortfalls. We are unable to predict the future actions of the various regulatory bodies that govern us, but such actions could materially affect our business.

We cannot assure you that our core businesses will grow or that our diversification efforts will be successful.

      Due to the above-cited changes, the telephone industry has recently experienced a decline in access lines, intrastate minutes of use and long distance minutes of use. While we have not suffered as much as a number of other ILECs from recent industry challenges, the recent decline in access lines and usage, coupled with the other changes resulting from competitive, technological and regulatory developments, could materially adversely effect our core business and future prospects. Our access lines declined 2.6% in 2004 and we expect our access lines to decline between 2.5% and 3.5% in 2005. We also earned less intrastate revenues in 2004 due to reductions in intrastate minutes of use (partially due to the displacement of minutes of use by wireless, electronic mail and other optional calling services). We believe our intrastate minutes of use will continue to decline, although the magnitude of such decrease is uncertain.

      We have traditionally sought growth largely through acquisitions of properties similar to those currently operated by us. However, we cannot assure you that properties will be available for purchase on terms attractive to us, particularly if they are burdened by regulations, pricing plans or competitive pressures that are new or different from those historically applicable to our incumbent properties. Moreover, we cannot assure you that we will be able to arrange additional financing on terms acceptable to us.

      In recent years, we have attempted to broaden our service and product offerings. During 2003, we expanded our fiber transport business through selective asset purchases. During 2004, we entered into agreements to provide co-branded satellite television services and to resell wireless services as part of our bundled product and service offerings, which we anticipate will dilute our earnings for 2005 by approximately $.04 to $.07 per share. We cannot assure you that our recent diversification efforts will be successful.

Our future results will suffer if we do not effectively manage our growth.

      In the past few years, we have rapidly expanded our operations primarily through acquisitions and new product and service offerings, and we may pursue similar growth opportunities in the future. Our future success depends, in part, upon our ability to manage our growth, including our ability to:

•	upgrade our billing and other information systems,

•	retain and attract technological, managerial and other key personnel,

•	effectively manage our day to day operations while attempting to execute our business strategy of expanding our wireline operations and our emerging businesses,

•	realize the projected growth and revenue targets developed by management for our newly acquired and emerging businesses, and

•	continue to identify new acquisition or growth opportunities that we can finance, consummate and operate on attractive terms.

      Our rapid growth poses substantial challenges for us to integrate new operations into our existing business in an efficient and timely manner, to successfully monitor our operations, costs, regulatory compliance and service quality, and to maintain other necessary internal controls. We cannot assure you that these efforts will be successful, or that we will realize our expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits. If we are not able to meet these challenges effectively, our results of operations may be harmed.

We are reliant on support funds provided under federal and state laws.

      We receive a substantial portion of our revenues from the federal Universal Service Fund and, to a lesser extent, intrastate support funds. These governmental programs are reviewed and amended from time to time, and we cannot assure you that they will not be changed or impacted in a manner adverse to us. In August 2004, the FCC requested comments on its current rules for high-cost support payments to rural telephone companies. The FCC is expected to act upon its request for comments before its current rules are scheduled to expire on June 30, 2006.

      Recent changes in the nationwide average cost per loop factors used by the FCC to allocate support funds have reduced our receipts from the main support program administered by the federal Universal Service Fund. These changes reduced our receipts from such program by $11.3 million in 2004 compared to 2003, and we expect these changes will further reduce our receipts from such program by approximately $10 million to $15 million in 2005 compared to 2004. In addition, the number of eligible telecommunications carriers receiving support payments from this program continues to increase, which is placing additional financial pressure on the amount of money needed to provide support payments to all eligible recipients, including us. Unless the FCC can obtain additional funding sources for the Universal Service Fund, we cannot assure you that we will continue to receive payments from the Fund commensurate with those received in the past.

We have a substantial amount of indebtedness.

      We have a substantial amount of indebtedness. This could hinder our ability to adjust to changing market and economic conditions, as well as our ability to access the capital markets to refinance maturing debt in the ordinary course of business. In connection with executing our business strategies, we are continuously evaluating the possibility of acquiring additional communications assets, and we may elect to finance acquisitions by incurring additional indebtedness. Moreover, to respond to the competitive challenges discussed above, we may be required to raise substantial additional capital to finance new product or service offerings. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. We cannot assure you that we will be able to obtain additional financing on terms acceptable to us or at all. If we are able to obtain additional financing, our credit ratings could be adversely affected. As a result, our borrowing costs would likely increase, our access to capital could be adversely affected and our ability to satisfy our obligations under our current indebtedness could be adversely affected. See “— Risk Factors Relating to Our Notes.”

We cannot assure you that our new billing system will be successful.

      We have recently implemented a new integrated billing and customer care system. The new system has required substantially more time and money to develop than originally anticipated. As of December 31, 2004, our aggregate capitalized costs associated with the billing system totaled approximately $207 million (exclusive of previously-disclosed write-offs and accumulated amortization). Although we converted our customers to the new system by late 2004, we plan to implement future software upgrades and other changes to enhance the productivity and efficiency of this system. In connection with these efforts, we expect to incur an additional $5 million to $10 million of costs in 2005. While we are encouraged by the performance of the new system to date, we cannot assure you that the system will function as anticipated. If the system does not continue to function as anticipated, we may have to write off part or all of our development costs.

We could be affected by certain changes in labor matters.

      At December 31, 2004, approximately 26% of our employees were members of 13 separate bargaining units represented by two different unions. From time to time, our labor agreements with these unions lapse, and we typically negotiate the terms of new agreements. We cannot predict the outcome of these negotiations. We may be unable to reach new agreements, and union employees may engage in strikes, work slowdowns or other labor actions, which could materially disrupt our ability to provide services. In addition, new labor agreements may impose significant new costs on us, which could impair our financial condition or results of operations in the future.

Risk Factors Relating to Our Notes

We may redeem the Notes upon the occurrence of a tax event.

      We may redeem the Notes, in whole but not in part, at any time if a tax event occurs and continues under the circumstances described in this pricing supplement. If we exercise this option, we will redeem the Notes at the redemption amount (defined below under the heading “Description of the Remarketed Notes — Tax Event Redemption”) plus accrued and unpaid interest, if any, to the date of redemption payable in cash to the holders of the Notes. A tax event redemption will be a taxable event to the holders of the Notes. See “Material United States Federal Income Tax Consequences.”

Uncertainties with respect to the proper application of the contingent payment debt regulations may affect the timing and character of income, gain or loss realized by holders of the Notes.

      Assuming that you report your income in a manner consistent with our discussion in the section of this pricing supplement entitled “Material United States Federal Income Tax Consequences,” the amount of income that you will recognize for United States federal income tax purposes in respect of the Notes generally will correspond to the economic accrual of income on the Notes to you and the amount of income you would have recognized on an accrual basis for United States federal income tax purposes if the Notes were not subject to the contingent payment debt regulations. However, the proper application of the contingent payment debt regulations to the Notes following the remarketing is uncertain in a number of respects, and no assurance can be given that the Internal Revenue Service will not successfully assert a different treatment of the Notes that could affect the timing and character of income, gain or loss with respect to an investment in the Notes.

We could enter into various transactions that could increase the amount of our outstanding debt, or adversely affect our capital structure or credit rating, or otherwise adversely affect holders of the Notes.

      The terms of the Notes do not prevent us from entering into a variety of acquisitions, change of control, refinancing, recapitalization or other highly leveraged transactions. As a result, we could enter into any such transaction even though the transaction could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit rating or otherwise adversely affect the holders of the Notes.

The Notes will be effectively subordinated to the debt of our subsidiaries.

      As a holding company, substantially all of our income and operating cash flow is dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of amounts owed under the Notes. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the Notes or, subject to limited exceptions for tax-sharing purposes, to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. Certain of our subsidiaries’ loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. As of December 31, 2003, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $1.476 billion. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of Notes to benefit indirectly therefrom) will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors. As of September 30, 2004, the long-term debt of our subsidiaries was $435 million.

An active trading market for the Notes may not develop, especially because we are purchasing a substantial portion of the Notes in the remarketing.

      Prior to this remarketing, there has been no trading market for the Notes. We cannot assure you that an active trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their Notes or the price at which holders of the Notes will be able to sell their Notes. Future trading prices of the Notes will also depend on many other factors, including, among other things, prevailing interest rates, the market for similar securities, our performance and other factors. We do not intend to apply for listing of the Notes on any securities exchange or any automated quotation system. Because we are purchasing a substantial portion of the Notes in the remarketing, the liquidity of any trading market in the Notes may be further adversely affected because of the limited principal amount of Notes (approximately $100.9 million) that will remain outstanding immediately thereafter.

The trading price of the senior notes may not fully reflect the value of accrued but unpaid interest.

      The Notes may trade at a price that does not fully reflect the value of accrued but unpaid interest. If you dispose of your Notes between record dates for interest payments, you will be required to include in gross income the daily portions of original issue discount through the date of disposition as ordinary income, and to add this amount to your adjusted tax basis in the Notes disposed of. To the extent the selling price is less than your adjusted tax basis, you will recognize a loss. Some or all of this loss may be capital in nature. The deductibility of capital losses for U.S. federal income tax purposes is subject to certain limitations.

Changes in our credit rating or changes in the credit markets could adversely affect the market price of the Notes.

      Following the remarketing, the market price for the Notes will be based on a number of factors, including:

•	our ratings with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us; and

•	the overall condition of the financial markets.

      The condition of the credit markets and prevailing interest rates have fluctuated in the past and will fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price and liquidity of the Notes.

      In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. We cannot be sure that credit rating agencies will maintain their current ratings on the Notes. A negative change in our ratings could have an adverse effect on the market price of the Notes. See “— Risk Factors Relating to Our Business — We have a substantial amount of indebtedness.”

USE OF PROCEEDS

      We will not directly receive any proceeds from the remarketing of the Notes.

      The proceeds from the remarketing will be approximately $465.4 million. As more fully described in the accompanying prospectus supplement under the heading “Description of the Purchase Contracts — Remarketing,” substantially all of the proceeds from the remarketing will be used to purchase the Treasury portfolio that will serve as substitute collateral for the Note component of the corporate units to (i) provide the consideration to fulfill the obligations of holders of corporate units under the purchase contracts on May 16, 2005 and (ii) pay to the holders of corporate units an amount of cash equal to the interest payable on the Notes on May 15, 2005 at the interest rate in effect prior to the resetting of the interest rate in the remarketing. The remarketing agents will deduct a remarketing fee from the balance of the proceeds of the remarketing in excess of the Treasury portfolio purchase price. The remarketing fee is set forth on the cover of this pricing supplement and is equal to 0.25% of the Treasury portfolio purchase price.

      On or prior to May 16, 2005, when the purchase contracts are scheduled to be settled, we expect to receive the purchase price for the shares of our common stock in the aggregate amount of $500 million primarily from the proceeds paid upon maturity of the pledged treasury securities (with the remainder expected to be received from holders of equity units who created treasury units or who have elected or may elect to settle the purchase contracts with cash payments). This amount will be reduced (i) if our proposed consent solicitation with respect to the equity units discussed under “Pricing Supplement Summary — CenturyTel — Proposed Financing and Related Transactions” is successful and (ii) if (and to the extent) we elect to settle purchase contracts in cash. Subject to certain exceptions, the remaining portion of the proceeds of the pledged treasury securities, if any, will be distributed to holders of the corporate units.

CAPITALIZATION

(Unaudited; Dollars in Thousands)

      The following table sets forth our cash and cash equivalents and actual capitalization as of September 30, 2004. You should read the following table in conjunction with our consolidated financial statements, and the notes thereto, incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

	As of
	September 30,
	2004(1)

Cash and cash equivalents	$168,975

Short-term debt	—
Long-term debt:
CenturyTel, Inc.:
Senior notes and debentures	$2,580,000	(2)
Net fair value of derivative instruments related to Series H and L senior notes	11,083
Unamortized net discount	(4,064)
Other	88

Total CenturyTel, Inc.	2,587,107
Subsidiaries	435,013

Total long-term debt	3,022,120
Less: Current maturities	121,156

Total long-term debt excluding current maturities	2,900,964	(3)

Stockholders’ Equity:
Common stock, $1.00 par value, 350,000,000 shares authorized, 134,447,421 issued and outstanding	134,447
Paid-in capital	287,802
Accumulated other comprehensive loss, net of tax	(1,237)
Retained earnings	2,978,758
Preferred stock, non-redeemable	7,975

Total stockholders’ equity	3,407,745	(4)

Total capitalization	$6,429,865

(1)	This table does not reflect transactions that have occurred, or that are expected to occur, after September 30, 2004.

(2)	This amount represents the aggregate principal amount of our outstanding Series C, D, E, F, G, H, J, K and L senior debt. For additional information, please refer to the documents incorporated by reference described under the caption “Incorporation By Reference” in this pricing supplement.

(3)	We have agreed to purchase and retire approximately $399 million aggregate principal amount of the Notes in the remarketing, and we are contemporaneously offering to sell $350 million aggregate principal amount of our senior notes due 2015. We intend to use the net proceeds from such offering and cash on hand to finance our purchase of the Notes in the remarketing. If the remarketing and such offering are completed as intended, we expect our total indebtedness to be reduced by approximately $49 million. See “Pricing Supplement Summary — CenturyTel — Proposed Financing and Related Transactions” in this pricing supplement.

(4)	Currently, subject to certain exceptions, we are obligated to settle purchase contracts that are components of our corporate units by selling shares of our common stock on May 16, 2005 pursuant to a pricing formula set forth in the purchase contracts. We do not currently anticipate that the issuance of such shares will materially affect our capitalization for several reasons, including (i) our plans, based upon current conditions, to settle most of the purchase contracts in cash (assuming our proposed consent solicitation is successful) and (ii) our plans to mitigate the dilutive effect of any share issuances pursuant to all other purchase contracts through other potential transactions, including share repurchases on the open market or under accelerated share repurchase programs. These plans are subject to the results of our proposed consent solicitation, future market conditions and the potential availability of other investment opportunities in the future. Accordingly, we cannot assure you that any of these transactions will be consummated on the terms summarized above, or at all. For more information, see “Pricing Supplement Summary — CenturyTel — Proposed Financing and Related Transactions” in this pricing supplement.

DESCRIPTION OF THE REMARKETED NOTES

      The following description of the Notes is only a summary and is not intended to be comprehensive. The description should be read together with the description set forth in the accompanying prospectus under the caption “Description of Debt Securities.” In the event that information in this pricing supplement is inconsistent with information in the accompanying prospectus supplement or prospectus, you should rely on this pricing supplement.

General

      The $460,092,000 aggregate principal amount of Notes being remarketed were issued as part of a separate series of debt securities under an indenture, dated as of March 31, 1994, between us and Regions Bank (successor-in-interest to First American Bank and Trust of Louisiana and Regions Bank of Louisiana), as trustee, and a supplemental indenture relating to the Notes. We have filed both of these instruments, which we refer to collectively below as the Senior Indenture, as exhibits to the registration statement, and you may obtain copies of these exhibits by following the directions described under the caption “Where You Can Find More Information.” Our description of the Notes below is qualified by reference to these instruments, which we urge you to read.

      We initially issued $500 million aggregate principal amount of Notes in May 2002 in connection with our issuance of equity units. Each equity unit initially consisted of a unit, referred to as a corporate unit, which is comprised of a Note and a purchase contract under which the holder originally agreed to purchase shares of our common stock from us on May 16, 2005. Holders of corporate units may substitute zero-coupon Treasury securities for the Notes that are part of their corporate units under certain circumstances, and certain of these holders elected to do so in connection with the remarketing. In that event, a second type of equity unit, referred to as a treasury unit, is created, with the Note being released to the treasury unit holder as a result. Notes that are part of corporate units are pledged to us to secure the obligation of the corporate unit holders under their purchase contracts.

      This pricing supplement relates to the remarketing of $460,092,000 aggregate principal amount of Notes on behalf of the corporate unit holders.

      The Notes are limited in aggregate principal amount to $500 million. We expect that approximately $100.9 million aggregate principal amount of Notes will be outstanding immediately after the remarketing. The entire principal amount of outstanding Notes will mature and become due and payable, together with any accrued and unpaid interest, on May 15, 2007, unless a tax event redemption has occurred prior to May 15, 2007. Except for a tax event redemption, the Notes will not be redeemable by us. The Notes are not subject to a sinking fund provision.

Ranking

      The Notes are our senior unsecured obligations. The Notes rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt, including the senior notes due 2015 that we are offering concurrently under a separate prospectus supplement. The indenture does not limit the aggregate principal amount of senior debt securities that we may issue thereunder. As of September 30, 2004, we had approximately $2.1 billion of unsecured and unsubordinated debt that ranked equally with the Notes (excluding the Notes), most of which was issued under the indenture.

      As a holding company, substantially all of our income and operating cash flow is dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of amounts owed under the Notes. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the Notes or, subject to limited exceptions for tax sharing purposes, to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. Certain of our subsidiaries’ loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. At December 31, 2003, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $1.476 billion. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of Notes to benefit indirectly therefrom) will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors. As of September 30, 2004, the long-term debt of our subsidiaries was $435 million.

Denominations; Transfer and Exchange

      The Notes will be remarketed in registered form, without coupons, in denominations of $25 and integral multiples of $25, and may be transferred or exchanged without service charge, but upon payment of any taxes or other governmental charges payable in connection therewith.

Payments

      Payments on Notes issued as a global security will be made to the depositary, a successor depositary or to a paying agent for the Notes. Principal and interest with respect to certificated Notes will be payable, the transfer of the Notes will be registrable and Notes will be exchangeable for Notes of other denominations of a like aggregate principal amount, at the office or agency maintained by us for this purpose in the Borough of Manhattan, The City of New York. At our option, however, payment of interest may be made by check mailed to the address of the person entitled thereto as such address appears in the security register. The Depository Trust Company serves as the depositary with respect to the Notes, and Regions Bank serves as the initial paying agent, transfer agent and registrar for the Notes. We may at any time designate additional transfer agents and paying agents with respect to the Notes, and may remove any transfer agent, paying agent or registrar for the Notes. We will at all times be required to maintain a paying agent and transfer agent for the Notes in the Borough of Manhattan, The City of New York.

      The Senior Indenture does not contain provisions that afford holders of the Notes protection in the event of a highly leveraged transaction or other similar transaction involving us that may adversely affect the holders.

Interest

      Each Note will bear interest at the annual rate of 4.628% on and after February 15, 2005, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on May 15, 2005. Interest will be payable to the person in whose name the Note is registered at the close of business on the first day of the month in which the interest payment date falls. Because the Notes will be subject to regulations concerning contingent payment debt instruments, OID will accrue on the Notes for United States federal income tax purposes.

      The amount of interest payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed in the 90-day period. In the event that any date on which interest is payable on the Notes is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of the delay, except that, if the business day is in the next succeeding calendar year, then the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled payment date.

Tax Event Redemption

      If a tax event occurs and is continuing, we may, at our option, redeem the Notes in whole, but not in part, at any time at a redemption price equal to, for each Note, the redemption amount described below plus accrued and unpaid interest, if any, to the redemption date. Installments of interest on Notes that are due and payable on or prior to a redemption date will be payable to the holders of the Notes registered as such at the close of business on the relevant record dates. If, following the occurrence of a tax event after the completion of this remarketing, we exercise our option to redeem the Notes, the proceeds of the redemption will be payable in cash to the holders of the Notes.

      “Tax event” means the receipt by us of an opinion of a nationally recognized independent tax counsel experienced in such matters to the effect that there is more than an insubstantial risk that interest payable by us on the Notes would not be deductible, in whole or in part, by us for United States federal income tax purposes as a result of

•	any amendment to, change in, or announced proposed change in, the laws, or any regulations thereunder, of the United States or any political subdivision or taxing authority thereof or therein affecting taxation

•	any amendment to or change in an interpretation or application of any such laws or regulations by any legislative body, court, governmental agency or regulatory authority, or

•	any interpretation or pronouncement that provides for a position with respect to any such laws or regulations that differs from the generally accepted position on the original issue date,

which amendment, change or proposed change is effective or which interpretation or pronouncement is announced on or after the original issue date of the Notes, May 6, 2002.

      “Treasury portfolio” means a portfolio of zero-coupon U.S. Treasury securities consisting of

•	principal or interest strips of U.S. Treasury securities that mature on or prior to May 15, 2007 in an aggregate amount equal to the aggregate principal amount of the Notes outstanding on the tax event redemption date, and

•	with respect to each scheduled interest payment date on the Notes that occurs after the tax event redemption date, interest or principal strips of U.S. Treasury securities that mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on that date on the aggregate principal amount of the Notes outstanding on the tax event redemption date.

      “Redemption amount” means, for each Note, the product of the principal amount of the Note and a fraction whose numerator is the Treasury portfolio purchase price and whose denominator is the aggregate principal amount of the Notes outstanding on the tax event redemption date.

      Depending on the amount of the Treasury portfolio purchase price, the redemption amount could be less than or greater than the principal amount of the Notes.

      As used in this context, “Treasury portfolio purchase price” means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding the tax event redemption date for the purchase of the Treasury portfolio for settlement on the tax event redemption date.

      “Quotation agent” means any of Banc of America Securities LLC, J.P. Morgan Securities Inc., their respective successors or any other primary U.S. government securities dealer in New York City selected by us.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of Notes to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes. In the event any Notes are called for redemption, neither we nor the Senior Indenture trustee will be required to register the transfer of or exchange the Notes to be redeemed.

Book-Entry and Settlement

      The remarketed Notes will be represented by one or more global certificates, which we refer to as global securities, registered in the name of the securities depositary or its nominee. Except under the limited circumstances described below, Notes represented by the global securities will not be exchangeable for, and will not otherwise be issuable as, Notes in certificated form. The global securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

      The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in such a global security.

      Except as provided below, owners of beneficial interests in such a global security will not be entitled to receive physical delivery of Notes in certificated form and will not be considered the holders (as defined in the Senior Indenture) thereof for any purpose under the Senior Indenture, and no global security representing Notes will be exchangeable, except for another global security of like denomination and tenor to be registered in the name of the depositary or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the securities depositary or, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Senior Indenture.

      In the event that

•	the depositary notifies us that it is unwilling or unable to continue as a depositary for the global securities and no successor depositary has been appointed within 90 days after this notice

•	the depositary at any time ceases to be a clearing agency registered under the Securities Exchange Act of 1934 when the depositary is required to be so registered to act as the depositary and no successor depositary has been appointed within 90 days after we learn that the depositary has ceased to be so registered, or

•	we, in our sole discretion, determine that the global securities shall be so exchangeable,

certificates for the Notes will be printed and delivered in exchange for beneficial interests in the global securities. Any global security that is exchangeable pursuant to the preceding sentence will be exchangeable for Notes certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global securities.

      The Depository Trust Company, or DTC, will act as securities depositary for the Notes. The Notes are registered in the name of Cede & Co., DTC’s nominee. For more information on DTC and global securities, see the accompanying prospectus supplement and prospectus.

Supplemental Information Regarding the Trustee

      Regions Bank is trustee under the indenture relating to our outstanding Series C, D, E, F, G, H, J, K and L senior debt securities. Regions Bank also provides revolving credit and other traditional banking services to CenturyTel. For additional information on the trustee, see “Description of Debt Securities – Concerning the Trustee” in the accompanying prospectus.

CERTAIN EFFECTS OF THE REMARKETING

      We will cancel all of the Notes that we purchase in connection with the remarketing. This will reduce the aggregate principal amount of Notes outstanding immediately after the remarketing to approximately $100.9 million, which may adversely affect the liquidity of the remaining outstanding Notes. See “Remarketing” and “Risk Factors — Risk Factors Relating to Our Notes — An active trading market for the Notes may not develop, especially because we are purchasing a substantial portion of the Notes in the remarketing” in this pricing supplement. The reduction in the aggregate principal amount of outstanding Notes will also lower our aggregate interest costs payable with respect thereto.

      Upon purchasing $399,092,000 aggregate principal amount of Notes in connection with the remarketing on February 15, 2005, we will incur a charge associated with debt extinguishment and the write-off of unamortized debt issuance costs associated with the Notes that are purchased. We estimate that this pre-tax non-recurring charge will be approximately $6.2 million based on several assumptions.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following summary describes the material United States federal income tax consequences of the purchase, ownership and disposition of the Notes. Unless otherwise stated, this summary deals only with Notes held as capital assets (generally, assets held for investment) by holders (other than us) that purchase Notes in the remarketing at the remarketing offering price. The tax treatment of a holder may vary depending on that holder’s particular situation. This summary does not address all of the tax consequences that may be relevant to holders that may be subject to special tax treatment such as, for example, insurance companies, broker-dealers, tax-exempt organizations, regulated investment companies, persons holding Notes as part of a straddle, hedge, conversion transaction or other integrated investment, persons holding Notes through a partnership or other pass-through entity, U.S. holders whose functional currency is not the U.S. dollar, investors in pass-through entities or arrangements and persons subject to the alternative minimum tax. In addition, this summary does not address any aspects of state, local, or foreign tax laws. This summary is based on the United States federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, which are subject to change or differing interpretations, possibly on a retroactive basis. You should consult your own tax advisor as to the particular tax consequences to you of purchasing, owning and disposing of the Notes, including the application and effect of United States federal, state and local tax laws and foreign tax laws.

      No statutory, administrative or judicial authority directly addresses the treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes. As a result, no assurance can be given that the Internal Revenue Service, which we refer to below as the IRS, will agree with the tax consequences described below.

U.S. Holders

      For purposes of this summary, the term “U.S. holder” means a beneficial owner of Notes that is, for United States federal income tax purposes, one of the following:

•	an individual citizen or resident of the United States;

•	a legal entity (1) created or organized in or under the laws of the United States, any state in the United States or the District of Columbia and (2) treated as a corporation for United States federal income tax purposes;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) the trust has in effect a valid election to be treated as a domestic trust for United States federal income tax purposes.

Original Issue Discount

      General. Because of the manner in which the interest rate on the Notes is reset, the Notes should be classified as contingent payment debt instruments subject to the “noncontingent bond method” for accruing original issue discount, as set forth in the applicable U.S. Treasury regulations (the “contingent payment debt regulations”). We have consistently treated (and intend to continue to treat) the Notes as such, and the remainder of this discussion assumes that the Notes will be so treated.

      The proper application of the contingent payment debt regulations to the Notes following the remarketing is not entirely clear. We believe that the application of the contingent payment debt regulations described below is a reasonable interpretation of these regulations. If you report your income in the manner described below, the net amount of interest income that you recognize in respect of the Notes generally should approximate the economic accrual of income on the Notes to you. No assurance can be given that the IRS will agree with the application of the contingent payment debt regulations described below. A different application could affect the amount, timing and character of income, gain or loss with respect to an investment in the Notes. Accordingly, you are urged to consult your tax advisor regarding the application of the contingent payment debt regulations to the Notes.

      Under the contingent payment debt regulations, you are required to accrue original issue discount on a constant yield-to-maturity basis (regardless of your method of accounting for U.S. federal income tax purposes) based on the comparable yield of the Notes that was determined at the time of issuance of the Notes, subject to the adjustments described below. Under these rules, you may recognize original issue discount income in a taxable year in advance of the receipt of corresponding cash. The comparable yield of the Notes generally is the rate at which we could have issued, as of the original issue date of the Notes, a fixed rate debt instrument with terms and conditions similar to the Notes. We determined, as of the original issue date of the Notes on May 6, 2002, that the comparable yield was 7.4%, compounded quarterly, and the projected interest payments (projected payment schedule) on the Notes per $25 of principal amount would be $0.41 for the period ending on August 15, 2002, $0.38 for each subsequent quarter ending on or before February 15, 2005, and $0.59 for each quarter ending after February 15, 2005.

      Subject to the discussion under “— Adjustments to Original Issue Discount” below, the amount of original issue discount on a Note for each accrual period is determined by multiplying the comparable yield of the Note (adjusted for the length of the accrual period) by the Note’s adjusted issue price at the beginning of the accrual period. The amount of original issue discount so determined is then allocated on a ratable basis to each day in the accrual period that you hold the Note. We have determined that the adjusted issue price of a Note purchased in the remarketing will be $26.05 per $25 principal amount as of February 15, 2005. For any accrual period thereafter, the adjusted issue price of a Note will be $26.05 per $25 principal amount, increased by any original issue discount accrued on such Note in any prior accrual period beginning on or after February 15, 2005 (disregarding any adjustments to original issue discount described below), and decreased by the amount of any projected payments on the Notes in any prior accrual period beginning on or after February 15, 2005.

      Adjustments to Original Issue Discount. As a result of the remarketing, the interest rate on the Notes will be reset to 4.628% per year, effective February 15, 2005, and all remaining payments on the Notes will become fixed. Accordingly, interest payments on the Notes, per $25 principal amount, will be $0.38 on February 15, 2005 and $0.29 for each quarterly payment date after February 15, 2005. The difference between the amount of the remaining payments (as fixed) and the projected amount of the payments (according to the projected payment schedule) must be taken into account, as a negative adjustment, in a reasonable manner over the period to which the payments relate. We intend to treat the difference between each projected payment of $0.59 and the corresponding actual payment on the Notes as a negative adjustment to the interest accrued during the quarter to which that payment relates.

      In addition, if the remarketing offering price differs from the adjusted issue price of the Notes as of February 15, 2005, the amount of any such difference should be allocated to the daily portion of original issue discount over the remaining term of the Notes and taken into account by you as such daily portion accrues, either as a positive adjustment (if the remarketing offering price is less than the adjusted issue price) or a negative adjustment (if the remarketing offering price is greater than the adjusted issue price). The amount by which total negative adjustments on your Notes in a taxable year exceed the total positive adjustment on the Notes in the taxable year will reduce the amount of original issue discount on the Notes for the taxable year.

      In general, by reporting income in the manner described above, you will recognize net interest income on the Notes in an amount that should approximate the economic accrual of income on the Notes to you.

      Certain U.S. holders will receive IRS Form 1099-OID reporting original issue discount accruals on their Notes. Those forms generally will not, however, reflect any adjustment to original issue discount attributable to the difference between the remarketing offering price and the adjusted issue price of the Notes. U.S. holders are urged to consult their tax advisors regarding any adjustments that they may need to make to the amount reported on IRS Form 1099-OID based on their particular situations.

Adjustment To Tax Basis In Notes

      You can determine your adjusted tax basis in a Note by adding to your initial tax basis in the Note the net amount of original issue discount included in your income with respect to the Note (taking into account the adjustments described above) and then subtracting the amount of any payments made to you with respect to the Note.

      In addition, as discussed above, certain positive or negative adjustments must be made over the remaining term of the Notes if your initial adjusted tax basis in a Note acquired in the remarketing differs from the adjusted issue price of such Note. The adjusted tax basis of a Note would be decreased by any such negative adjustments and increased by any such positive adjustments.

Sales, Exchanges Or Other Taxable Dispositions Of Notes

      You will recognize gain or loss on a disposition of a Note in an amount equal to the difference between your amount realized and your adjusted tax basis in the Note. Any such gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if you held the Note for more than one year immediately prior to such disposition. It is possible, however, that gain recognized on a disposition of a Note on or before May 15, 2005 will be treated as interest income. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding Tax And Information Reporting

      Unless you are an exempt recipient (such as a corporation), payments of interest (including original issue discount) on the Notes and proceeds on the sale of Notes will be subject to information reporting and also will be subject to United States federal backup withholding tax (which is currently 28%), if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable United States information reporting or certification requirements.

      Any amounts withheld under the backup withholding rules will be allowed as a credit against your United States federal income tax liability, provided that you timely furnish the required information to the IRS.

Non-U.S. Holders

      The following discussion applies to you if you are a holder other than a U.S. holder as defined above or a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes. Special rules may apply to you or your shareholders if you are a “controlled foreign corporation,” “passive foreign investment company” or “foreign personal holding company.” You should consult your own tax advisor to determine the United States federal, state, local and other tax consequences that may be relevant to you in your particular circumstances.

United States Federal Withholding Tax

      The 30% United States federal withholding tax should not apply to any payment of principal or interest (including original issue discount) on the Notes, provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the U.S. Internal Revenue Code and the U.S. Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the Notes is described in section 881(c)(3)(A) of the U.S. Internal Revenue Code; and

•	you provide your name and address on an IRS Form W-8BEN (or a suitable substitute form), and certify, under penalties of perjury, that you are not a United States person; or a qualified intermediary holding the Notes on your behalf provides us with an IRS Form W-8IMY (or a suitable substitute form) that, among other things, certifies that it has determined that you are not a U.S. person.

      Special certification and other rules apply to certain non-U.S. holders that are pass-through entities rather than individuals.

      We do not intend to withhold on payments of principal and interest on the notes if the above requirements are met.

      If you cannot satisfy the requirements described above, payments made to you on the Notes generally will be subject to the 30% United States federal withholding tax. If a treaty applies, however, you may be eligible for a reduced rate of withholding. Similarly, payments on the Notes that are effectively connected with your conduct of a trade or business within the United States are not subject to the withholding tax, but instead are subject to United States federal income tax, as described below. In order to claim any such exemption or reduction in the 30% withholding tax, you should provide a properly executed IRS Form W-8BEN (or a suitable substitute form) claiming a reduction of or an exemption from withholding under an applicable tax treaty or IRS Form W-8ECI (or a suitable substitute form) stating that such payments are not subject to withholding because they are effectively connected with your conduct of a trade or business in the United States.

      In general, the 30% U.S. federal withholding tax will not apply to any gain or income that you realize on the sale, exchange, or other disposition of the Notes.

      In general, no backup withholding will be required with respect to payments we make with respect to the Notes if the certification requirements described above have been satisfied and we do not have actual knowledge or reason to know that you are a U.S. person. In addition, no backup withholding will be required on the payment of proceeds of the sale of Notes made within the United States or conducted through certain United States financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

United States Federal Income Tax

      If you are engaged in a trade or business in the United States (and, if a tax treaty applies, you maintain a permanent establishment within the United States) and interest (including original issue discount) on the Notes is effectively connected with the conduct of that trade or business (and if a treaty applies, attributable to that permanent establishment), you will be subject to United States federal income tax (but not the 30% withholding tax) on such income on a net income basis in the same manner as if you were a U.S. person. In addition, if you are a foreign corporation, you may be subject to an additional branch profits tax at a 30% rate (or such lower rate or exemption as may be specified by an applicable tax treaty).

      Any gain or income realized on the disposition of a Note generally will not be subject to United States federal income tax unless:

•	that gain or income is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

REMARKETING

      Under the terms and conditions contained in a remarketing agreement, dated as of February 2, 2005, and a supplemental remarketing agreement, dated as of February 2, 2005, Banc of America Securities LLC, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, as the remarketing agents, remarketed the Notes on February 10, 2005 at an aggregate price of approximately 100.25% of the Treasury portfolio purchase price described below. In connection with the remarketing, Banc of America Securities LLC, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, as reset agents, reset the rate of interest payable on the Notes to 4.628% per year, which was sufficient to cause the Notes to be remarketed at that price. The proceeds from the remarketing equal to the Treasury portfolio purchase price of $464,238,249 will be applied to purchase, on behalf of the holders of those corporate units, a portfolio, which we refer to as the Treasury portfolio, consisting of, in accordance with the terms of the purchase contract agreement relating to the corporate units

•	zero-coupon interest or principal strips of U.S. Treasury securities that mature on or prior to May 15, 2005 in an aggregate amount equal to the principal amount of the Notes included in the corporate units, and

•	zero-coupon interest or principal strips of U.S. Treasury securities that mature on or prior to May 15, 2005 in an aggregate amount equal to the aggregate interest payment that would be due on that date on the principal amount of the Notes included in corporate units if the interest rate on the Notes were not reset as described in this pricing supplement.

      The Treasury portfolio described above will be substituted for the Notes that currently are components of corporate units and will be pledged to the collateral agent to secure the obligations of the corporate unit holders under the purchase contracts.

      At the maturity of the purchase contracts on May 16, 2005, proceeds of the Treasury portfolio in an amount equal to the principal amount of the remarketed Notes will be applied to satisfy the holders’ obligations under the purchase contracts (subject to any modifications thereto if our proposed consent solicitation is successful). See “Use of Proceeds” in this pricing supplement.

      As used in this context, “Treasury portfolio purchase price” means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent for the purchase of the Treasury portfolio for settlement on February 15, 2005.

      “Quotation agent” means any of Banc of America Securities LLC, J.P. Morgan Securities Inc., their respective successors or any other primary U.S. government securities dealer in New York City selected by us.

      The supplemental remarketing agreement provides that the remarketing is subject to customary conditions precedent, including the delivery of legal opinions.

      The remarketing agents will deduct a remarketing fee from the proceeds of the remarketing of the Notes in excess of the Treasury portfolio purchase price. The remarketing fee is set forth on the cover of this pricing supplement and is equal to 0.25% of the purchase price for the Treasury portfolio and will be split equally among the three remarketing agents. Corporate unit holders will not otherwise be responsible for the payment of any remarketing fees in connection with the remarketing.

      We estimate that our total expenses in connection with the remarketing (including expenses related to the preparation and filing of the registration statement relating to this pricing supplement) will be $480,000, of which approximately $470,000 will be reimbursed to us by Banc of America Securities LLC and J.P. Morgan Securities Inc.

      We have agreed to purchase $399,092,000 aggregate principal amount of the Notes in the remarketing. We did not submit any bids in the remarketing bidding process and have agreed to pay the same purchase price for the Notes we are purchasing in the remarketing as all other purchasers, which was determined by the remarketing agents based upon bids submitted by purchasers other than us. For a description of certain effects of our purchases, see “Risk Factors — Risk Factors Relating to Our Notes — An active trading market for the Notes may not develop, especially because we are purchasing a substantial portion of the Notes in the remarketing” and “Certain Effects of the Remarketing” in this pricing supplement.

      The Notes have no established trading market. The remarketing agents have advised us that they intend to make a market in the Notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the Notes.

      In order to facilitate the remarketing of the Notes, the remarketing agents may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. In general, purchases of a security for the purpose of stabilization could cause the price of the security to be higher than it might be in the absence of these purchases. We and the remarketing agents make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, we and the remarketing agents make no representation that the remarketing agents will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      We have agreed to indemnify the remarketing agents against certain liabilities, including liabilities under the Securities Act of 1933, arising out of or in connection with their duties under the remarketing agreement.

      The remarketing agents and their affiliates have in the past provided, and may in the future provide, investment banking and underwriter services to us and our affiliates for which they have received, or will receive, customary compensation. In connection with our concurrent offering of senior notes due 2015, Banc of America Securities LLC and J.P. Morgan Securities Inc. are currently acting as joint book runners and Wachovia Capital Markets, LLC is acting as a co-manager. J.P. Morgan Securities Inc. is also providing certain services in connection with our proposed consent solicitation described under the heading “Pricing Supplement Summary — CenturyTel — Proposed Financing and Related Transactions.” Affiliates of each remarketing agent are lenders under our existing $533 million credit facility. J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC were co-lead arrangers and joint bookrunners for this facility and their affiliates act as the administrative agent and the syndication agent, respectively. An affiliate of Banc of America Securities LLC acts as a co-documentation agent under this facility. We anticipate that the remarketing agents and their respective affiliates will act in substantially similar capacities under the new replacement credit facility that we are currently arranging.

      Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, is the purchase contract agent under the purchase contract agreement entered into in 2002 in connection with the issuance of the equity units, and J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is the collateral agent under the pledge agreement entered into in 2002 in connection with the issuance of the equity units.

      Banc of America Securities LLC and J.P. Morgan Securities Inc. will make the Notes available for distribution on the Internet through a proprietary website and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corpora-

tion is providing the system as a conduit for communications between Banc of America Securities LLC and J.P. Morgan Securities Inc. and their respective customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from Banc of America Securities LLC and J.P. Morgan Securities Inc. based on transactions Banc of America Securities LLC and J.P. Morgan Securities Inc. conduct through the system. Banc of America Securities LLC and J.P. Morgan Securities Inc. will make the Notes available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

EXPERTS

      The consolidated financial statements and related financial statement schedule of CenturyTel, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, included in CenturyTel’s Current Report on Form 8-K filed January 26, 2005, have been incorporated by reference herein in reliance on the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to a change in the method of accounting for goodwill and other intangible assets.

LEGALITY

      Stacey W. Goff, our Senior Vice President and General Counsel, and Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana, will pass on certain legal matters for us relating to the remarketing of the Notes. Certain legal matters will be passed upon for the remarketing agents by Pillsbury Winthrop LLP, New York, New York.

Prospectus Supplement to Prospectus dated April 29, 2002.

20,000,000 Equity Units

(Initially consisting of 20,000,000 Corporate Units)

      CenturyTel, Inc. is offering 20,000,000 Equity Units. The Equity Units initially will consist of units referred to as Corporate Units with a stated amount of $25 per Corporate Unit. Each Corporate Unit will include a purchase contract under which you will agree to purchase from us shares of our common stock on May 15, 2005 and we will pay to you contract adjustment payments at the annual rate of 0.855% of the stated amount of the Equity Units as described in this prospectus supplement. Each Corporate Unit also initially will include $25 principal amount of our Senior Notes, Series J, due 2007, which will bear interest at the initial annual rate of 6.02%. Because the senior notes are pledged as collateral for your obligation under the purchase contracts, the senior notes will not trade separately from the Corporate Units unless and until substitution is made as described in this prospectus supplement. The senior notes are described in this prospectus supplement and the accompanying prospectus.

      The Corporate Units have been approved for listing on the New York Stock Exchange under the symbol “CTLPrA.” On April 29, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $30.10 per share.

      See “Risk Factors” beginning on page S-24 to read about certain factors you should consider before buying the Corporate Units.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

			Proceeds to
		Underwriting	CenturyTel
	Price to Public	Discount	(before expenses)

Per Corporate Unit	$25.00	$0.78125	$24.21875
Total	$500,000,000	$15,625,000	$484,375,000

      The price to the public set forth above does not include accumulated contract adjustment payments and accrued interest, if any. Contract adjustment payments on the purchase contracts and interest on the senior notes will accrue from the date of original issuance of the Corporate Units, which is expected to be May 6, 2002.

      To the extent that the underwriters sell more than 20,000,000 Corporate Units, within 30 days from the date of this prospectus supplement, the underwriters have the option to purchase up to an additional 3,000,000 Corporate Units from us at the price to the public less the underwriting discount.

      The underwriters expect to deliver the Corporate Units in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about May 6, 2002.

Goldman, Sachs & Co.

Banc of America Securities LLC	Wachovia Securities	Banc One Capital Markets, Inc.

CIBC World Markets	Legg Mason Wood Walker	Morgan Keegan & Company, Inc.
Incorporated

SunTrust Robinson Humphrey	Raymond James	Mizuho International plc

Tokyo-Mitsubishi International plc	The Williams Capital Group, L.P.

Prospectus Supplement dated April 30, 2002.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of those documents. The information contained in our website, www.centurytel.com, is not a part of this prospectus supplement or the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of Equity Units. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

      If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

      References in this prospectus supplement and the accompanying prospectus to “CenturyTel,” “we,” “us” and “our” are to CenturyTel, Inc., and not any of our subsidiaries (unless the context otherwise requires and except under the heading “Prospectus Supplement Summary — CenturyTel” in this prospectus supplement and under the heading “CenturyTel” in the accompanying prospectus, where such terms refer to the consolidated operations of CenturyTel and our subsidiaries).

FORWARD-LOOKING STATEMENTS

      Certain statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that are not historical facts are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Our actual results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to:

•	our ability to effectively manage our growth, including successfully financing and timely consummating our pending acquisitions on the terms described elsewhere in this prospectus supplement, integrating newly acquired properties into our operations, hiring adequate numbers of qualified staff and successfully upgrading our billing and other information systems

•	our ability to timely consummate the pending sale of our wireless business on the terms described elsewhere in this prospectus supplement

•	the risks inherent in rapid technological change

•	the effects of ongoing changes in the regulation of the communications industry, including the final outcome of pending regulatory and judicial proceedings affecting communication companies generally

•	the effects of greater than anticipated competition in our markets

•	possible changes in the demand for, or pricing of, our products and services, including lower than anticipated demand for our newly offered products and services

•	our ability to successfully introduce new product or service offerings on a timely and cost-effective basis

•	the effects of more general factors such as changes in interest rates, in general market or economic conditions or in legislation, regulation or public policy.

These factors, and others, are described in greater detail in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2001. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of the document in which they appear. Except for our obligations to disclose material information under the federal securities laws, we undertake no obligation to update any of our forward-looking statements for any reason.

PROSPECTUS SUPPLEMENT SUMMARY

      The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Unless otherwise indicated, all of the information included in this prospectus supplement assumes that the underwriters will not exercise their option to purchase up to an additional 3,000,000 Corporate Units.

CenturyTel

      We are a regional integrated communications company. We are primarily engaged in providing local telephone and wireless communications services in 21 states. We also provide long distance, Internet, competitive local exchange, broadband data, security monitoring, and other communications and business information services. For the year ended December 31, 2001, local telephone and wireless communications services provided 71% and 21%, respectively, of our consolidated revenues. As described further below, we recently agreed to purchase additional telephone access lines and to sell our wireless business. If these transactions had been completed on January 1, 2001, local telephone services would have provided 92% of our pro forma consolidated revenues for the year ended December 31, 2001.

Operations

      Telephone operations. Based on published sources, we believe that we are currently the eighth largest local exchange telephone company in the United States, measured by the number of telephone access lines served. At December 31, 2001, our telephone subsidiaries served approximately 1.8 million access lines in 21 states, primarily in rural, suburban and small urban communities (not including approximately 675,000 access lines that we have agreed to purchase from affiliates of Verizon Communications, Inc., as discussed below). All of our access lines are served by digital switching technology, which in conjunction with other technologies allows us to offer additional premium services to our customers, including call forwarding, conference calling, caller identification, selective call ringing and call waiting.

      The following table sets forth information with respect to our access lines as of December 31, 2001.

	December 31, 2001

	Number of		Percent of
State	Access Lines		Access Lines

Wisconsin	498,331	(1)	28%
Arkansas	271,617		15
Washington	189,868		11
Missouri	130,651	(2)	7
Michigan	114,643		6
Louisiana	104,043		6
Colorado	97,571		6
Ohio	84,636		5
Oregon	78,592		4
Montana	65,974		4
Texas	51,451		3
Minnesota	31,110		2
Tennessee	27,660		2
Mississippi	23,579		1
New Mexico	6,396		—

	December 31, 2001

	Number of	Percent of
State	Access Lines	Access Lines

Idaho	6,119	—
Indiana	5,490	—
Wyoming	5,408	—
Iowa	2,072	—
Arizona	1,937	—
Nevada	495	—

	1,797,643	100%

(1)	Approximately 61,990 of these lines are owned and operated by CenturyTel’s 89%-owned affiliate.

(2)	These lines are owned and operated by CenturyTel’s 75.7%-owned affiliate.

      We expect future growth in our telephone operations from acquiring additional telephone properties, providing service to new customers, increasing network usage and providing additional services.

      Our telephone subsidiaries are installing fiber optic cable in certain of our high traffic markets and have provided alternative routing of telephone service over fiber optic cable networks in several strategic operating areas. At December 31, 2001, our telephone subsidiaries had approximately 10,900 miles of fiber optic cable in use.

      Wireless Operations. Based on published sources, we believe that we are currently the eighth largest cellular telephone company in the United States, based on cellular pops. At December 31, 2001, our majority-owned and operated cellular systems had access to approximately 7.8 million cellular pops and served approximately 797,000 customers in 19 MSAs and 22 RSAs in Michigan, Louisiana, Arkansas, Mississippi, Wisconsin and Texas. At December 31, 2001, we also owned minority equity interests in cellular companies operating in 10 MSAs and 22 RSAs, which represent approximately 2.0 million additional cellular pops. As described further below under “— Pending Acquisitions and Dispositions — Wireless Operations Divestiture,” we agreed on March 19, 2002, to sell our wireless business to an affiliate of Alltel Corporation.

      Other Operations. We also provide long distance, Internet, competitive local exchange, broadband data, and security monitoring in certain local and regional markets, as well as certain printing and related business information services. At December 31, 2001, our long distance business served approximately 465,000 customers in certain of our markets, and we provided Internet access services to a total of approximately 144,800 customers, 121,500 of which received traditional dial-up Internet service and 23,300 of which received retail DSL services.

      In late 2000, we began offering competitive local exchange telephone services, coupled with long distance, wireless, Internet access and other services, to small to medium-sized businesses in Monroe and Shreveport, Louisiana, and in late 2001, we began offering similar services in Grand Rapids and Lansing, Michigan.

      In connection with our long-range plans to sell capacity to other carriers in or near certain of our select markets, we began providing broadband data service in the second quarter of 2001 to customers over a recently constructed 700-mile fiber optic ring connecting several communities in southern and central Michigan.

Pending Acquisitions and Dispositions

      Wireline Acquisitions. On October 22, 2001, we entered into definitive agreements to purchase from affiliates of Verizon Communications, Inc. assets comprising all of Verizon’s local telephone operations in Missouri and Alabama for approximately $2.159 billion in cash, subject to certain adjustments described below.

      The assets to be purchased will include (i) all telephone access lines (which numbered approximately 372,000 as of December 31, 2001) and related property and equipment comprising Verizon’s local exchange operations in 98 exchanges in predominantly rural and suburban markets throughout Missouri, several of which are adjacent to properties currently owned and operated by us, (ii) all telephone access lines (which numbered approximately 304,000 as of December 31, 2001) and related property and equipment comprising Verizon’s local exchange operations in 90 exchanges in predominantly rural markets throughout Alabama, (iii) Verizon’s assets used to provide DSL and other high speed data services within the purchased exchanges in both states and (iv) an aggregate of approximately 2,800 route miles of fiber optic cable within the purchased exchanges in both states. The acquired assets will not include Verizon’s wireless, long distance, dial-up Internet, or directory publishing operations. We will assume certain employee-related liabilities, including liabilities for post-retirement health benefits, and will receive from Verizon certain pension assets in amounts designed to match our assumed pension liabilities, based on various assumptions. The purchase price will be adjusted to, among other things, (i) reimburse Verizon for pre-closing construction costs and (ii) compensate us if Verizon fails to attain certain specified pre-closing capital expenditure targets. We do not expect the aggregate effect of these adjustments to be material.

      We have received the principal FCC approvals and waivers necessary for us to consummate the acquisitions on the terms proposed, and the Alabama Public Service Commission has approved our purchase of the Alabama properties. Our purchase of the Missouri properties remains subject to the approval of the Missouri Public Service Commission. Consummation of each transaction is also subject to the receipt of certain additional FCC approvals, the receipt of certain third party consents and various other customary closing conditions. Subject to these conditions, we expect to complete the purchase of the Alabama properties late in the second quarter of 2002, and the purchase of the Missouri properties during the third quarter of 2002. Neither purchase is conditioned upon the completion of the other purchase. Under each definitive agreement, we have agreed to pay Verizon 10% of the transaction consideration if the purchase is not consummated under certain specified conditions, including our inability to finance the transaction.

      We expect to use the net proceeds from this offering to finance a portion of the cost of the Verizon acquisitions. See “Use of Proceeds.”

      Wireless Operations Divestiture. On March 19, 2002, we entered into a definitive agreement to sell the stock of our wireless business to an affiliate of Alltel Corporation in exchange for $1.65 billion in cash, subject to certain adjustments that we do not expect to be material. We anticipate that our after-tax proceeds from this sale will be approximately $1.3 billion.

      We have agreed to (i) seek acknowledgments from some of our cellular partners confirming that they do not hold “first refusal” rights to purchase certain of our cellular partnership interests, (ii) seek waivers from certain other partners of their first refusal rights and (iii) in certain instances, offer a limited number of our cellular partnership interests to partners holding such rights. The sale is subject to the satisfactory completion of these processes for various partnerships.

      The sale is also subject to (i) approval by the FCC, (ii) our request to waive certain FCC rules not being denied by the FCC, (iii) compliance with the notification and waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iv) receipt of third-party consents and (v) various other customary closing conditions. Subject to these conditions, we expect to complete the sale in the third quarter of 2002.

      Future Acquisitions. We continually evaluate the possibility of acquiring additional telecommunications assets in exchange for cash, securities or both, and at any given time may be engaged in discussions or negotiations regarding additional acquisitions. We generally do not announce our acquisitions until we have entered into a preliminary or definitive agreement. Over the past few years, the number and size of communications properties on the market has increased substantially. Although our primary focus will continue to be on acquiring interests near our properties or that serve a customer base large enough for us to operate efficiently, we may also acquire other communications interests and these acquisitions could have a material impact upon CenturyTel.

Proposed Financing Transactions

      We will be required to pay Verizon an aggregate of approximately $2.159 billion upon consummation of our pending Verizon acquisitions during the second and third quarters of 2002. In addition, at March 31, 2002, we owed approximately $486.3 million under our 1997 credit facility that is due in August 2002. We will be required in October 2002 to redeem an additional $400.0 million of long-term remarketable debt if the remarketing dealer does not exercise its remarketing option; we currently anticipate, however, that the remarketing dealer will exercise its option and that this debt will remain outstanding.

      Although our financing plans are not yet complete and will depend upon market conditions and other factors, we currently plan to finance our pending Verizon acquisitions and the payment of our debt due in August 2002 with:

•	net proceeds from this offering, which we estimate to be approximately $483.4 million (approximately $556.0 million if the underwriters’ over-allotment option is exercised in full)

•	proceeds from the pending divestiture of our wireless operations, which we anticipate will be approximately $1.65 billion pre-tax and approximately $1.3 billion after-tax

•	net proceeds from a possible sale of debt securities later this year, and

•	additional proceeds from $1.35 billion of new short- and long-term syndicated credit facilities that we intend to obtain during the second quarter of 2002, including a proposed short-term bridge loan facility that would enable us, depending on when we receive funds from other sources, to borrow up to $600 million to finance the pending Verizon acquisitions.

      There is no assurance that these sources of funds will be available or sufficient for our needs. For additional information, see “— Summary Pro Forma Financial Data” and “Risk Factors — Risk Factors Relating to CenturyTel.”

      When used in this prospectus supplement and the accompanying prospectus, (1) the term “MSA” means a Metropolitan Statistical Area for which the Federal Communications Commission (the “FCC”) has granted a cellular operating license, (2) the term “RSA” means a Rural Service Area for which the FCC has granted a cellular operating license, (3) the term “DSL” means digital subscriber lines, through which we provide high-speed Internet service, (4) the term “LEC” means a local exchange carrier that provides local telephone service and (5) the term “pops,” whenever used with respect to our wireless operations, means the population of licensed markets (based on independent third-party population estimates) multiplied by our proportionate equity interests in the licensed operators of those markets.

The Offering

What are the components of a Corporate Unit?

      Each Corporate Unit consists of a purchase contract and, initially, $25 principal amount of our senior notes. The senior note that is a component of each Corporate Unit is beneficially owned by you, but it will be pledged to us to secure your obligations under the purchase contract. If the senior notes are successfully remarketed or a tax event redemption occurs, in each case as described in this prospectus supplement, the applicable ownership interest in the Treasury portfolio described below will replace the senior note as a component of each Corporate Unit and will be pledged to us to secure your obligations under the purchase contract.

What is a purchase contract?

      Each purchase contract underlying an Equity Unit obligates the holder of the purchase contract to purchase, and obligates us to sell, on May 15, 2005, for $25, a fraction of a newly issued share of our common stock equal to the “settlement rate.” The settlement rate will be calculated, subject to adjustment under the circumstances set forth in “Description of the Purchase Contracts — Anti-Dilution Adjustments,” as follows:

•	if the applicable market value of our common stock is equal to or greater than the threshold appreciation price of $36.00, the settlement rate will be 0.6944

•	if the applicable market value of our common stock is less than the threshold appreciation price but greater than the reference price, the settlement rate will be equal to $25 divided by the applicable market value, and

•	if the applicable market value is less than or equal to the reference price, the settlement rate will be 0.8741.

      “Applicable market value” means the average of the closing price per share of common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding May 15, 2005. The “reference price” is $28.60, which equals approximately 95% of the last reported sale price of our common stock on the New York Stock Exchange on April 29, 2002.

What are Treasury Units?

      Treasury Units are Equity Units consisting of a purchase contract and a Treasury security. The Treasury security is a 2.5% undivided beneficial ownership interest in a zero-coupon U.S. Treasury security with a principal amount of $1,000 that matures on May 15, 2005. The Treasury security that is a component of each Treasury Unit will be owned by the holder of the Treasury Unit, but it will be pledged to us to secure the holder’s obligation under the purchase contract.

How can I create Treasury Units from Corporate Units?

      Unless the Treasury portfolio described below has replaced the senior notes as a component of Corporate Units as a result of a successful remarketing of the senior notes or a tax event redemption, each holder of Corporate Units will have the right, at any time on or prior to the fifth business day immediately preceding May 15, 2005, to substitute for the related senior notes held by the collateral agent zero-coupon U.S. Treasury securities with the CUSIP number specified in this prospectus supplement and that mature on May 15, 2005, in a total principal amount at maturity equal to the aggregate principal amount of the senior notes for which substitution is being made. This substitution will create Treasury Units, and the applicable senior notes will be released to the holder. Because Treasury securities are issued in multiples of $1,000, holders of Corporate Units may make this substitution only in integral multiples of 40 Corporate Units. If the Treasury portfolio has replaced the senior notes as a component of Corporate Units as a result of a successful remarketing of the senior notes or a tax event redemption, however, holders of Corporate Units may make substitutions only in integral multiples of 100,000 Corporate Units, at any time on or prior to the second business day immediately preceding May 15, 2005. In such a case, holders would obtain the release of the appropriate applicable ownership interest in the Treasury portfolio rather than a release of the applicable senior notes.

How can I recreate Corporate Units from Treasury Units?

      Unless the Treasury portfolio has replaced the senior notes as a component of Corporate Units as a result of a successful remarketing of the senior notes or a tax event redemption, each holder of Treasury Units will have the right at any time on or prior to the fifth business day immediately preceding May 15, 2005, to substitute senior notes for the related Treasury securities held by the collateral agent in an aggregate principal amount of such senior notes equal to the aggregate principal amount at stated maturity of the Treasury securities. This substitution would recreate Corporate Units, and the applicable Treasury securities would be released to the holder. Because Treasury securities are issued in integral multiples of $1,000, holders of Treasury Units may make these substitutions only in integral multiples of 40 Treasury Units. If the Treasury portfolio has replaced the senior notes as a component of Corporate Units as a result of a successful remarketing of the senior notes or a tax event redemption, holders of the Treasury Units may make this substitution at any time on or prior to the second business day immediately preceding May 15, 2005, but using the applicable ownership interest of the Treasury portfolio instead of senior notes and only in integral multiples of 100,000 Treasury Units.

To what payments am I entitled as a holder of Corporate Units?

      Holders of Corporate Units will be entitled to receive cash distributions consisting of quarterly interest payments on the related senior notes payable by us at the rate of 6.02% of the stated amount of $25 per year, and quarterly contract adjustment payments payable by us at the rate of 0.855% of the stated amount of $25 per year. Our obligations to make contract adjustment payments, but not interest payments on the senior notes, will be subordinate and junior in right of payment to our senior indebtedness. Because the senior notes will be subject to the regulations concerning contingent payment debt instruments, original issue discount, or OID, will accrue on each senior note for United States federal income tax purposes.

What payments will I be entitled to if I convert my Corporate Units to Treasury Units?

      Holders of Treasury Units will be entitled to receive cash distributions consisting of quarterly contract adjustment payments payable by us at the rate of 0.855% of the stated amount of $25 per year. OID will accrue on each related Treasury security for United States federal income tax purposes.

What are the payment dates for the Corporate Units?

      The contract adjustment payments described above in respect of the Corporate Units will be payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing August 15, 2002. These payments will be payable to but excluding the earlier of May 15, 2005 or the most recent quarterly payment date on or before any early settlement of the related purchase contracts. Interest payments on the senior notes are described below under the questions and answers beginning with “What interest payments will I receive on the senior notes?”

What is remarketing?

      Unless a tax event redemption has occurred, the senior notes of Corporate Unit holders first will be remarketed on the third business day immediately preceding February 15, 2005. The remarketing agent will use its reasonable efforts to obtain a price of approximately 100.25% of the purchase price for the Treasury portfolio. The portion of the proceeds from the remarketing equal to the Treasury portfolio purchase price will be applied to purchase the Treasury portfolio. The Treasury portfolio will be substituted for the senior notes and will be pledged to the collateral agent to secure the Corporate Unit holders’ obligations to purchase our common stock under the purchase contracts. When paid at maturity, the principal amount of the Treasury portfolio equal to the principal amount of the senior notes will automatically be applied to satisfy the Corporate Unit holders’ obligations to purchase our common stock under the purchase contracts.

      If the initial remarketing of the senior notes on the third business day preceding February 15, 2005 is unsuccessful because the remarketing agent cannot obtain a price of at least 100% of the Treasury portfolio purchase price or a condition precedent to the remarketing has not been satisfied, the senior notes will continue to be a component of Corporate Units, and a second remarketing will be attempted on the third business day immediately preceding March 15, 2005. If the second remarketing of the senior notes on the third business day preceding March 15, 2005 similarly is unsuccessful, the senior notes will continue to be a component of Corporate Units, and a third remarketing will be attempted on the third business day immediately preceding April 15, 2005.

      Unless one of the first three remarketings has been successful, the senior notes of Corporate Unit holders who have failed to deliver cash on or prior to the fourth business day before May 15, 2005 in order to satisfy their obligations under the related purchase contracts will be remarketed for the fourth time on the third business day immediately preceding May 15, 2005. In this final remarketing, the remarketing agent will use its reasonable efforts to obtain a price of approximately 100.25% of the aggregate principal amount of these senior notes. The portion of the proceeds from the remarketing equal to the aggregate principal amount of the senior notes will be automatically applied to satisfy in full the Corporate Unit holders’ obligations to purchase our common stock under the related purchase contracts.

      In connection with a successful first, second or third remarketing of the senior notes, the remarketing agent will deduct as a remarketing fee an amount not exceeding 25 basis points (.25%) of the Treasury portfolio purchase price from any amount of the proceeds in excess of the Treasury portfolio purchase price. In connection with a successful final remarketing, the remarketing agent will deduct as a remarketing fee an amount not exceeding 25 basis points (.25%) of the aggregate principal amount of the remarketed senior notes from any amount of the proceeds in excess of the aggregate principal amount of the remarketed senior notes. The remarketing agent will remit any remaining portion of the proceeds for the benefit of the holders.

      If the final remarketing of the senior notes on the third business day prior to May 15, 2005 is unsuccessful because the remarketing agent cannot obtain a price of at least 100% of the aggregate principal amount of the senior notes or a condition precedent to the remarketing has not been satisfied, we will exercise our rights as a secured party to dispose of the senior notes in accordance with applicable law and such disposition will be deemed to satisfy in full the holder’s obligation to purchase our common stock under the related purchase contracts.

What is the Treasury portfolio?

      The Treasury portfolio is a portfolio consisting of:

•	zero-coupon interest or principal strips of U.S. Treasury securities that mature on or prior to May 15, 2005 in an aggregate amount equal to the principal amount of the senior notes included in Corporate Units, and

•	with respect to the scheduled interest payment date on the senior notes that occurs on May 15, 2005, in the case of a successful remarketing of the senior notes, or with respect to each scheduled interest payment date on the senior notes that occurs after the tax event redemption date and on or before May 15, 2005, in the case of a tax event redemption, zero-coupon interest or principal strips of U.S. Treasury securities that mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on that interest payment date on the principal amount of the senior notes included in Corporate Units, assuming no reset of the interest rate on the senior notes.

If I am not a party to a purchase contract, may I still participate in a remarketing of my senior notes?

      Holders of senior notes that are not components of Corporate Units may elect to have their senior notes remarketed by the remarketing agent.

Besides participating in a remarketing, how else may I satisfy my obligations under the purchase contracts?

      Holders of Equity Units may satisfy their obligations under the purchase contracts:

•	in the case of holders of Treasury Units, by delivering and pledging the related Treasury securities in substitution of their senior notes and applying the cash payments received on the pledged Treasury securities

•	through early settlement, by delivering cash to the purchase contract agent, in the case of holders of Corporate Units, on or prior to the fifth business day immediately preceding May 15, 2005 or, in the case of holders of Treasury Units, on or prior to the second business day immediately preceding May 15, 2005

•	in the case of holders of Corporate Units only, by settling the related purchase contracts with separate cash on or prior to the fourth business day immediately preceding May 15, 2005, pursuant to prior notice to the purchase contract agent

•	if we are involved in a merger, acquisition or consolidation prior to May 15, 2005 in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, through an early settlement of the purchase contract as described in “Description of the Equity Units — Early Settlement upon Cash Merger,” or

•	without any further action, upon the termination of the purchase contracts as a result of the bankruptcy, insolvency or reorganization of CenturyTel.

      If the holder of an Equity Unit settles a purchase contract early, or if the holder’s purchase contract is terminated as a result of our bankruptcy, insolvency or reorganization, such holder will have no right to receive any accrued contract adjustment payments.

What interest payments will I receive on the senior notes?

      Interest payments on the senior notes will be payable initially at the annual rate of 6.02% of the principal amount of $25 per senior note to, but excluding, the reset effective date, which will be the third business day following the day on which any remarketing of the senior notes is successfully completed. Following a reset of the interest rate, the senior notes will bear interest from the reset effective date, at the reset rate, to, but excluding, May 15, 2007. Because the senior notes will be subject to the regulations concerning contingent payment debt instruments, OID will accrue on the senior notes for United States federal income tax purposes.

What are the interest payment dates on the senior notes?

      Interest payments will be payable quarterly in arrears on each February 15, May 15, August 15 and November 15, commencing August 15, 2002.

When will the interest rate on the senior notes be reset?

      The interest rate on the senior notes will be reset in connection with the initial remarketing or, if it is unsuccessful, the next successful subsequent remarketing. Unless a tax event redemption has occurred, the interest rate on the senior notes will be reset on the initial remarketing date, which will be three business days immediately preceding February 15, 2005, and such reset rate will become effective on February 15, 2005. If the initial remarketing is unsuccessful, however, the interest rate on the senior notes will not be reset on the initial remarketing date and instead will be reset on the second remarketing date, which will be three business days immediately preceding March 15, 2005, and such reset rate will become effective on March 15, 2005. Similarly, if the second remarketing is unsuccessful, the interest rate on the senior notes will not be reset on the second remarketing date and instead will be reset on the third remarketing date, which will be three business days immediately preceding April 15, 2005, and such interest rate will become effective on April 15, 2005. Finally, if the third remarketing is unsuccessful, the interest rate on the senior notes will not be reset on the third remarketing date and instead, irrespective of whether the final remarketing is successful, will be reset on the fourth and final remarketing date, which will be three business days immediately preceding May 15, 2005, and such reset rate will become effective on May 15, 2005.

What is the reset rate?

      In the case of a reset on the third business day immediately preceding February 15, 2005, March 15, 2005 or April 15, 2005, the reset rate will be the rate the remarketing agent determines that the senior notes should bear in order for the senior notes included in Corporate Units to have an approximate aggregate market value on the reset date of 100.25% of the Treasury portfolio purchase price. In the case of a reset on the third business day immediately preceding May 15, 2005, the reset rate will be the rate the remarketing agent determines that the senior notes should bear in order for each senior note to have an approximate market value of 100.25% of the aggregate principal amount of the senior note, or, if the final remarketing is unsuccessful, then, in the case of a senior note not held as a component of a Corporate Unit, the rate determined by the remarketing agent as provided in the purchase contract agreement. The reset rate may not exceed the maximum rate, if any, permitted by applicable law.

When may the senior notes be redeemed?

      The senior notes are redeemable at our option, in whole but not in part, upon the occurrence and continuation of a tax event under the circumstances described in this prospectus supplement under “Description of the Senior Notes — Tax Event Redemption.” Following any such redemption of the senior notes, which we refer to as a tax event redemption, prior to May 15, 2005, investors that own Corporate Units will own the applicable ownership interest of the Treasury portfolio as a component of their Corporate Units.

What are the federal income tax consequences related to the Corporate Units, Treasury Units and senior notes?

      Because an Equity Unit will initially consist of a purchase contract and a senior note, the purchase price of each Equity Unit will be allocated between the purchase contract and the related senior note in proportion to their relative fair market values at the time of purchase. CenturyTel expects that as of the date of issuance of the Equity Units, the fair market value of each purchase contract will be $0 and the fair market value of each senior note will be $25.

      The senior notes will be subject to the regulations concerning contingent payment debt instruments. As such, a holder will be subject to federal income tax on the accrual of original issue discount, or OID, in respect of the senior notes, and will generally recognize ordinary income or loss, rather than capital gain or loss, on the sale, exchange or other disposition of the senior notes or of the Corporate Units to the extent allocable to the senior notes.

      Holders who own Treasury Units will be required to include in their gross income their allocable share of any OID or acquisition discount that accrues on the Treasury securities.

      If the Treasury portfolio has replaced the senior notes as a component of the Corporate Units as a result of a successful remarketing of the senior notes or a tax event redemption, holders will be required to include in their gross income their allocable share of OID on the Treasury portfolio.

      To the extent CenturyTel is required to file information returns with respect to purchase contract adjustment payments, we intend to report such payments as taxable ordinary income to holders, but each holder may want to consult its own tax advisor concerning alternative characterizations.

      Because there is no statutory, judicial or administrative authority directly addressing the tax treatment of Equity Units or instruments similar to Equity Units, each holder is urged to consult its own tax advisor concerning the tax consequences of an investment in Equity Units.

The Offering — Explanatory Diagrams

      The following diagrams and tables demonstrate some of the key features of the purchase contracts, Corporate Units, Treasury Units and the senior notes, and the transformation of Corporate Units into Treasury Units and senior notes.

      The following diagrams and tables assume that the senior notes are successfully remarketed and the interest rate on the senior notes is reset on the third business day immediately preceding February 15, 2005.

Purchase Contracts

      Corporate Units and Treasury Units both include a purchase contract under which the investor agrees to purchase shares of our common stock at the end of three years. In addition, these purchase contracts include unsecured contract adjustment payments as shown in the diagrams on the following pages.

      For illustrative purposes only, the following table shows the fraction of a share of our common stock issuable upon settlement of each purchase contract at various assumed values for the average of the closing prices of our common stock on the 20 consecutive trading days ending on the third trading day prior to the purchase contract settlement date, which we refer to as the “applicable market value.”

      The $36.00 threshold appreciation price represents an appreciation of approximately 25.9% above the reference price of $28.60. The table assumes that there will be no adjustments to the settlement rate as described under “Description of the Purchase Contracts — Anti-Dilution Adjustments.” We cannot assure you that the actual applicable market value will be within the range of hypothetical applicable market values set forth below, which is provided solely for illustrative purposes and is not intended to represent any prediction of future values.

Assumed Applicable	Fraction of a Share	Value of Common
Market Value	of our Common Stock	Stock Received

$20	0.8741	$17.48
25	0.8741	21.85
30	0.8333	25.00
35	0.7143	25.00
40	0.6944	27.78
45	0.6944	31.25
50	0.6944	34.72

•	If, on the purchase contract settlement date, the applicable market value of a share of our common stock is greater than or equal to the threshold appreciation price of $36.00, we would be obligated to deliver 0.6944 of a share of our common stock for each purchase contract. As a result, you would receive only approximately 79.4% of the shares of common stock that you would have received if you had made a direct investment in the common stock at the reference price of $28.60.

•	If, on the purchase contract settlement date, the applicable market value of a share of our common stock is less than the threshold appreciation price of $36.00 but greater than the reference price of $28.60, we would be obligated to deliver a number of shares of our common stock having a value, based on the applicable market value, equal to $25.

•	If, on the purchase contract settlement date, the applicable market value of a share of our common stock is less than or equal to the reference price of $28.60, we would be obligated to deliver in settlement of the purchase contract 0.8741 of a share of our common stock for each purchase contract, regardless of the market price of the shares of our common stock. As a result, the holder would realize the entire loss on the decline in market value of the shares of our common stock underlying each purchase contract.

Corporate Units

      A Corporate Unit consists of two components as described below:

•	The investor owns the senior note but will pledge it to us to secure its obligations under the purchase contract.

•	Following a successful remarketing of the senior notes on or before the third remarketing date, which will be three business days immediately preceding April 15, 2005, the applicable ownership interest of the Treasury portfolio will replace the senior note as a component of the Corporate Unit.

Treasury Units

      A Treasury Unit consists of two components as described below:

•	The investor owns the Treasury security but will pledge it to us to secure its obligations under the purchase contract.

Senior Notes

      Senior notes have the terms described below:

Transforming Corporate Units into Treasury Units and Senior Notes

•	To create a Treasury Unit, the investor separates a Corporate Unit into its components — the purchase contract and the senior note — and then combines the purchase contract with a zero-coupon Treasury security that matures concurrently with the maturity of the purchase contract.

•	The investor owns the Treasury security but will pledge it to us to secure its obligations under the purchase contract.

•	The Treasury security together with the purchase contract constitutes a Treasury Unit. The senior note, which is no longer a component of the Corporate Unit, is tradeable as a separate security.

•	Following the remarketing of the senior notes or a tax event redemption, upon the transformation of a Corporate Unit into a Treasury Unit, the applicable ownership interest of the Treasury portfolio, rather than the senior note, will be released to the holder and will trade separately.

•	The investor can also transform Treasury Units and senior notes into Corporate Units. Following that transformation, the Treasury security, which is no longer a component of the Treasury Unit, is tradeable as a separate security.

•	The transformation of Corporate Units into Treasury Units and senior notes, and the transformation of Treasury Units and senior notes into Corporate Units, requires certain minimum amounts of securities, as more fully described in this prospectus supplement.

Summary Supplemental Historical Financial Data

(Dollars, except per share amounts, in thousands)
(Unaudited)

      The summary supplemental historical unaudited consolidated financial data of CenturyTel set forth below has been derived from, and should be read in conjunction with, (i) our unaudited consolidated condensed pro forma information as of December 31, 2001 and for each of the years in the three-year period ended December 31, 2001 incorporated by reference in this prospectus supplement and the accompanying prospectus from our current report on Form 8-K dated April 29, 2002, and (ii) our unaudited financial information as of and for the three months ended March 31, 2001 and 2002 incorporated by reference in this prospectus supplement and the accompanying prospectus from our current report on Form 8-K dated April 25, 2002. This supplemental historical unaudited consolidated financial data gives retroactive effect to the classification of our wireless operations, which we agreed to sell on March 19, 2002, as discontinued operations for reporting purposes, and, in accordance with generally accepted accounting principles, will become our historical financial data after we issue our financial statements as of and for the three months ended March 31, 2002. The operating results for the three months ended March 31, 2001 and 2002 are not necessarily indicative of the results to be expected for any future periods.

				Three Months Ended
	Year Ended December 31,			March 31,

	1999	2000	2001	2001	2002

Income Statement Data:
Operating revenues:
Telephone	$1,126,112	$1,253,969	$1,505,733	$371,249	$372,731
Other	128,288	148,388	173,771	40,353	50,187

Total operating revenues	1,254,400	1,402,357	1,679,504	411,602	422,918

Operating expenses:
Cost of sales and other	600,038	671,992	826,948	203,496	206,844
Corporate overhead costs allocable to discontinued operations	19,416	21,411	20,213	4,979	4,798
Depreciation and amortization	280,223	322,817	407,038	98,818	92,227

Total operating expenses	899,677	1,016,220	1,254,199	307,293	303,869

Total operating income	354,723	386,137	425,305	104,309	119,049
Interest expense	(150,557)	(183,302)	(225,523)	(61,703)	(50,648)
Income from continuing operations	135,520	124,229	144,146	26,851	42,857
Income from discontinued operations, net of tax	104,249	107,245	198,885	19,871	27,910
Net income	239,769	231,474	343,031	46,722	70,767
Add: After tax effect of goodwill amortization(1)	41,814	46,555	56,266	14,083	—
Net income, as adjusted	281,583	278,029	399,297	60,805	70,767

				Three Months Ended
	Year Ended December 31,			March 31,

	1999	2000	2001	2001		2002

Basic earnings per share:
From continuing operations	$0.97	$0.88	$1.02	$0.19	(2)	$0.30
From discontinued operations	0.75	0.77	1.41	0.14	(2)	0.20

Basic earnings per share	$1.72	$1.65	$2.43	$0.33		$0.50

Basic earnings per share, as adjusted	$2.03	$1.98	$2.83	$0.43		$0.50

Diluted earnings per share:
From continuing operations	$0.96	$0.88	$1.01	$0.19	(2)	$0.30
From discontinued operations	0.74	0.76	1.40	0.14	(2)	0.20

Diluted earnings per share	$1.70	$1.63	$2.41	$0.33		$0.50

Diluted earnings per share, as adjusted	$1.99	$1.96	$2.81	$0.43		$0.50

Other Financial Data:
Ratio of earnings from continuing operations to fixed charges and preferred stock dividends(3)	2.45	2.07	2.00	1.69		2.28
Ratio of earnings from continuing operations, excluding nonrecurring items, to fixed charges and preferred stock dividends(3)	2.39	2.12	1.89	1.72		2.34

	As of December 31,
					As of March 31,
	1999	2000		2001	2002

Balance Sheet Data:
Cash and cash equivalents	$56,145	$11,407		$3,496	$52,138
Net property, plant and equipment	2,000,789	2,698,010		2,736,142	2,728,299
Assets held for sale	856,463	902,133		845,428	832,543
Total assets	4,705,407	6,393,290		6,318,684	6,379,440
Total debt (including short-term debt and current maturities of long-term debt)	2,134,010	3,472,954	(4)	3,096,334	3,003,362
Liabilities related to assets held for sale	156,074	152,332		148,870	155,679
Stockholders’ equity	1,847,992	2,032,079		2,337,380	2,404,405

	As of December 31,
					As of March 31,
	1999	2000		2001	2002

Operating Data:
Local exchange access lines in service	1,272,867	1,800,565	(4)	1,797,643	1,795,769
Long distance customers	303,722	363,307		465,872	515,376
Employees (approximate)	5,700	6,860		6,900	6,900

(1)	This adjustment reflects the effects of Statement of Financial Accounting Standard No. 142, which provides that, effective January 1, 2002, goodwill is no longer subject to amortization.

(2)	If goodwill had not been subject to amortization in 2001, basic and diluted earnings per share would have been $0.27 from continuing operations and $0.16 from discontinued operations.

(3)	Calculated in the manner described in the accompanying prospectus under “Earnings Ratios.”

(4)	Reflects our purchase of over 490,000 telephone access lines for approximately $1.5 billion cash during 2000.

Summary Pro Forma Financial Data

(Dollars, except per share amounts, in thousands)
(Unaudited)

      The following tables set forth summary unaudited consolidated condensed pro forma financial information as of and for the year ended December 31, 2001 that gives effect to our pending Verizon acquisitions, our pending wireless operations divestiture and our proposed financing transactions described herein, including this offering of Equity Units. See “— CenturyTel — Pending Acquisitions and Dispositions” and “— Proposed Financing Transactions.” This summary pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma consolidated condensed financial information, and the notes thereto, incorporated by reference in this prospectus supplement and the accompanying prospectus from our current report on Form 8-K dated April 29, 2002.

      We have prepared the pro forma financial information related to the pending Verizon acquisitions and the wireless divestiture based on various assumptions described in our current report on Form 8-K, including the assumption that each purchase and the divestiture occurred on January 1, 2001, for purposes of the income statement data, and December 31, 2001, for purposes of the balance sheet data. As explained further in our current report on Form 8-K, the pro forma information does not give effect to any potential revenue enhancements, cost reductions or other operating efficiencies that could result from the pending Verizon acquisitions or the wireless divestiture.

      We have presented this summary pro forma information for illustrative purposes only. This information may not be indicative of the operating results or financial position that would have occurred if such pending transactions actually occurred on the dates indicated above and in accordance with the other assumptions described in our current report on Form 8-K, nor is it necessarily indicative of our future operating results or financial position.

	Year Ended December 31, 2001

			Pro Forma

	CenturyTel	Verizon	Pro Forma		Pro Forma
	Adjusted(1)	Acquisitions(2)	Adjustments(3)		Consolidated

Income Statement Data:
Operating revenues:
Telephone	$1,505,733	$552,127	$—		$2,057,860
Other	173,771	—	—		173,771

Total operating revenues	1,679,504	552,127	—		2,231,631

Operating expenses:
Cost of sales and other	826,948	233,108	14,900		1,074,956
Corporate overhead costs allocable to discontinued operations	20,213	—	—		20,213
Depreciation and amortization	407,038	81,498	—		488,536

Total operating expenses	1,254,199	314,606	14,900		1,583,705

Operating income	425,305	237,521	(14,900)		647,926
Interest expense	(225,523)	(21,388)	(37,657	)(4)	(284,568)
Income from continuing operations	144,146	126,339	(31,534)		238,951
Income from discontinued operations, net of tax	198,885	—	(198,885)		—
Net income	343,031	126,339	(230,419)		238,951

	Year Ended December 31, 2001

				Pro Forma

	CenturyTel		Verizon	Pro Forma	Pro Forma
	Adjusted(1)		Acquisitions(2)	Adjustments(3)	Consolidated

Basic earnings per share:
From continuing operations	1.02		.90	(.22)	1.69
From discontinued operations	1.41		—	(1.41)	—

	$2.43	(5)	$.90	$(1.64)	$1.69

Diluted earnings per share:
From continuing operations	1.01		.89	(.22)	1.68
From discontinued operations	1.40		—	(1.40)	—

	$2.41	(5)	$.89	$(1.62)	$1.68

Other Financial Data:
Ratio of earnings from continuing operations to fixed charges and preferred stock dividends(6)	2.00				2.35
Ratio of earnings from continuing operations, excluding nonrecurring items, to fixed charges and preferred stock dividends(6)	1.89				2.26

Balance Sheet Data:
Net property, plant and equipment	$2,736,142		$633,644	$—	$3,369,786
Total assets	6,318,684		873,807	525,913	7,718,404
Short-term debt and current maturities of long-term debt	1,008,834		—	—	1,008,834
Total debt (including short-term debt and current maturities of long-term debt)	3,096,334		—	859,000	3,955,334
Stockholders’ equity	2,337,380		—	597,142	2,934,522

(1)	Adjusted to reflect our wireless operations held for sale as discontinued operations. For additional information, please see our current report on Form 8-K dated April 29, 2002.

(2)	These amounts are based on audited special purpose financial statements of the Verizon operations to be acquired. In connection with the preparation of these special purpose financial statements, Verizon made numerous assumptions and allocations where specific data was not available pertaining to the assets to be acquired. Because of the significant amount of allocations and estimates used to prepare these special purpose financial statements and because we will operate these assets under a different operating and management structure, they may not reflect the financial position and results of operations of the properties after we acquire them.

(3)	For additional information on these adjustments, see our current report on Form 8-K dated April 29, 2002. Certain adjustments are based on our preliminary allocations of the aggregate Verizon purchase price to the acquired Verizon assets; our preliminary estimates of the fair value and useful lives of Verizon’s non-current assets and liabilities are subject to change upon completion of our valuation analysis.

(4)	Assumes an annual weighted average interest rate of 6.8% on net indebtedness to be borrowed to consummate the Verizon acquisitions. Use of an assumed rate .125% higher or lower than 6.8% on net borrowings would have changed net income by approximately $644,000.

(5)	CenturyTel’s basic earnings per share and diluted earnings per share for the year ended December 31, 2001 were $1.72 and $1.70, after eliminating the effect of nonrecurring net gains associated with our wireless operations.

(6)	Calculated in the manner described in the accompanying prospectus under “Earnings Ratios.”

Risk Factors

      You should carefully consider all of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus as well as the specific factors under “Risk Factors” beginning on the next page.

RISK FACTORS

      Before purchasing the Equity Units, you should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in order to evaluate an investment in the Equity Units.

Risk Factors Relating to CenturyTel

     Over the next two quarters, we will need to raise a substantial amount of cash, which, if successfully obtained, will increase our leverage.

      We will be required to pay Verizon an aggregate of approximately $2.159 billion upon consummation of our pending Verizon acquisitions during the second and third quarters of 2002. In addition, at March 31, 2002, we owed approximately $486.3 million under a credit facility that is due in August 2002. We will be required in October 2002 to redeem an additional $400.0 million of long-term remarketable debt if the remarketing dealer does not exercise its remarketing option; we currently anticipate, however, that the remarketing dealer will exercise its option and that this debt will remain outstanding.

      We currently plan to finance our pending Verizon acquisitions and the payment of our debt due in August 2002 with proceeds from this offering and our pending wireless divestiture, in addition to the other potential sources of cash described under “Prospectus Supplement Summary — CenturyTel — Proposed Financing Transactions.” However, we currently lack committed sources of funds in amounts sufficient to fund our near term cash requirements. Although our financing plans are not yet complete and will depend upon market conditions and other factors, we currently intend to obtain $1.35 billion of short- and long-term syndicated credit facilities during the second quarter of 2002. Thus far, we have received a proposal for a $600 million short-term bridge loan facility, subject to the lenders entering into satisfactory credit agreements and various other conditions. With respect to the remainder of our anticipated credit facility requirements, we have not yet received any definitive lending commitments, or selected any lenders to arrange syndicated facilities. Moreover, even if we obtain committed credit facilities in the amounts described above, these facilities will not be sufficient to fund all of our near-term cash requirements if we are unable to timely consummate the divestiture of our wireless operations, which would require us to seek additional financing. Although we believe we will be able to obtain the credit facilities described above (and to raise additional funds if we are unable to consummate our wireless divestiture), we cannot assure you that this financing will be available on terms favorable to us. Any failure to obtain funds on the terms currently anticipated by us could negatively affect our operating results, our credit ratings and our ability to timely complete the pending Verizon acquisitions.

      Assuming we successfully fund all of our near-term cash requirements, we will have a substantial amount of indebtedness. See “Capitalization.” This could hinder our ability to adjust to changing market and economic conditions. In connection with executing our business strategies, we are continuously evaluating the possibility of acquiring additional telecommunications assets, and we may elect to finance acquisitions by incurring additional indebtedness. If we incur significant additional indebtedness, our credit ratings could be adversely affected. As a result, our borrowing costs could increase and our access to capital may be adversely affected.

     Our operations are expected to undergo material changes, and our actual operating results will differ from the results indicated in our historical and pro forma financial statements.

      Upon completion of our pending Verizon acquisitions and our pending wireless divestiture, our mix of operating assets will differ materially from those operations upon which our historical financial statements are based. Consequently, our historical financial statements may not be reliable as an indicator of future results. Moreover, the pro forma financial information summarized and incorporated by reference in this prospectus supplement and the accompanying prospectus, while helpful in illustrating certain effects of our pending transactions and proposed financings, does not attempt to predict or suggest future operating results. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if such pending transactions had been consummated on the dates and in accordance with the assumptions described in such information, nor is it necessarily indicative of our future operating results or financial position.

     Our future results will suffer if we do not timely complete our pending acquisitions and disposition and effectively manage our growth.

      We expect our future growth to come from acquiring additional telephone properties, expanding into new markets, providing service to new customers, increasing network usage and providing additional products and services. Our future growth depends, in part, upon our ability to:

•	obtain financing and regulatory approvals for our pending Verizon acquisitions on terms acceptable to us

•	upgrade our billing and other information systems

•	retain and attract technological, managerial and other key personnel to work at our Monroe, Louisiana headquarters and regional offices

•	effectively manage our day to day operations while attempting to execute our business strategy of expanding our wireline operations and divesting our wireless operations

•	realize the projected growth and revenue targets developed by our management in valuing newly acquired businesses, and

•	continue to identify new acquisition opportunities that we can finance, complete and operate on attractive terms.

      Our rapid growth poses substantial challenges for us to integrate new operations into our existing business, to successfully monitor our operations, costs, regulatory compliance and service quality, and to maintain other necessary internal controls. If we are not able to meet these challenges effectively, our results of operations may be harmed.

     Our industry is highly regulated, and continues to undergo various fundamental regulatory changes.

      As a diversified full service incumbent local exchange carrier, or ILEC, we have traditionally been subject to significant regulation from federal, state and local authorities. This regulation restricts our ability to raise our rates and to compete, and imposes substantial compliance costs on us. In recent years, the communications industry has undergone various fundamental regulatory changes that have generally reduced the regulation of telephone companies and permitted competition in each segment of the telephone industry. These changes could adversely affect us by reducing the fees that we are permitted to charge, altering our tariff structures, or otherwise changing the nature of our operations and competition in our industry. We are unable to predict the future actions of the various regulatory bodies that govern us, but such actions could materially affect our business.

We face competition, which could adversely affect us.

      As a result of various technological, regulatory and other changes, the telecommunications industry has become increasingly competitive, and we expect these trends to continue. The number of companies that have requested authorization to provide local exchange service in our markets has increased in recent years, and we anticipate that others will take similar action in the future. As an ILEC, our competitors include competitive local exchange carriers, or CLECs, and other providers (or potential providers) of communications services, such as internet service providers, wireless telephone companies, satellite companies, alternate access providers, neighboring ILECs, long distance companies and cable companies that may provide services competitive with ours or services that we intend to introduce. We cannot assure you that we will be able to compete effectively with all of these industry participants.

      We expect competition to intensify as a result of new competitors and the development of new technologies, products and services. We cannot predict which future technologies, products or services will be important to maintain our competitive position or what funding will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on how well we market our products and services, and on our ability to anticipate and respond to various competitive factors affecting the industry, including a changing regulatory environment that may affect us differently from our competitors, new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.

      Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours. In addition, some of our competitors can raise capital at a lower cost than we can, and have substantially stronger brand names. Consequently, some competitors may be able to charge lower prices for their products and services, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the marketing and sale of their products and services than we can.

      While we expect our telephone revenues to grow as the economy improves, our internal telephone revenue growth rate has slowed in recent years and may continue to slow during upcoming periods.

     Our agreements and organizational documents and applicable law could limit another party’s ability to acquire us at a premium.

      Under our articles of incorporation, each share of common stock that has been beneficially owned by the same person or entity continually since May 30, 1987 generally entitles the holder to ten votes on all matters duly submitted to a vote of shareholders. As of March 20, 2002, the holders of our ten-vote shares held approximately 43.5% of our total voting power. In addition, a number of other provisions in our agreements and organizational documents, including our shareholder rights plan, and various provisions of applicable law may delay, defer or prevent a future takeover of CenturyTel unless the takeover is approved by our board of directors. This could deprive you of any related takeover premium for the common stock underlying the Equity Units. For additional information, see “Description of Common Stock — Certain Provisions Affecting Takeovers” in the accompanying prospectus.

Risk Factors Relating to the Equity Units

     You assume the risk that the market value of our common stock may decline.

      Although as a holder of Equity Units you will be the beneficial owner of the related senior notes, Treasury portfolio or Treasury securities, as the case may be, you do have an obligation pursuant to the purchase contract to buy our common stock. Prior to May 15, 2005, unless you pay cash to satisfy your obligation under the purchase contract or the purchase contracts are terminated due to our bankruptcy, insolvency or reorganization, either the principal of the appropriate applicable ownership interest of the Treasury portfolio when paid at maturity or the proceeds derived from the remarketing of the senior notes, in the case of Corporate Units, or the principal of the related Treasury securities when paid at maturity, in the case of Treasury Units, will automatically be used to purchase a specified number of shares of our common stock on your behalf. The market value of the common stock received by you on May 15, 2005 may not be equal to or greater than the effective price per share of $28.60 paid by you for our common stock on the date of this prospectus supplement. If the applicable market value of the common stock is less than $28.60, the aggregate market value of the common stock issued to you pursuant to each purchase contract on May 15, 2005 will be less than the effective price per share paid by you for the common stock on the date of this prospectus supplement. Accordingly, you assume the risk that the market value of the common stock may decline, and that the decline could be substantial.

     The opportunity for equity appreciation provided by an investment in the Equity Units is less than that provided by a direct investment in our common stock.

      Your opportunity for equity appreciation afforded by investing in the Equity Units is less than your opportunity for equity appreciation if you directly invested in our common stock. This opportunity is less because the market value of the common stock to be received by you pursuant to the purchase contract on May 15, 2005 (assuming that the market value is the same as the applicable market value of the common stock) will only exceed the effective price per share of $28.60 paid by you for our common stock on the date of this prospectus supplement if the applicable market value of the common stock exceeds the threshold appreciation price (which represents an appreciation of approximately 25.9% over $28.60). This situation occurs because in this event, you would receive on May 15, 2005 only approximately 79.4% (the percentage equal to $28.60 divided by $36.00) of the shares of common stock that you would have received if you had made a direct investment in the common stock at the reference price of $28.60.

     The trading prices for the Equity Units will be directly affected by the trading prices of our common stock.

      The trading prices of Corporate Units and Treasury Units in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of the common stock or interest rates will rise or fall. Trading prices of the common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the Equity Units, or the perception that such sales could occur, could affect the price of our common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the common stock underlying the purchase contracts and of the other components of the Equity Units. Any such arbitrage could, in turn, affect the trading prices of the Corporate Units, Treasury Units, senior notes and our common stock.

     If you hold Equity Units, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

      If you hold Equity Units, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on the common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock in exchange for Equity Units on May 15, 2005, or as a result of early settlement, as the case may be, and the applicable record date, if any, for the exercise of rights occurs after that date. For example, in the event that an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

     We may issue additional shares of common stock and thereby materially and adversely affect its price.

      The number of shares of common stock that you are entitled to receive on May 15, 2005 or as a result of early settlement of a purchase contract, is subject to adjustment for certain events arising from stock splits and combinations, stock dividends and certain other actions by us that modify our capital structure. We will not adjust the number of shares of common stock that you are to receive on May 15, 2005, or as a result of early settlement of a purchase contract, for other events, including offerings of common stock for cash by us or in connection with acquisitions. We are not restricted from issuing additional common stock during the term of the purchase contracts and have no fiduciary, contractual or other obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the trading price of our common stock and, because of the relationship of the number of shares to be received on May 15, 2005 to the price of the common stock, the trading price of Corporate Units or Treasury Units.

     The secondary market for the Equity Units may be illiquid.

      It is not possible to predict how our Corporate Units, Treasury Units or senior notes will trade in the secondary market or whether the market will be liquid or illiquid. There is currently no secondary market for either our Corporate Units or our Treasury Units. The Corporate Units have been approved for listing on the NYSE under the symbol “CTLPrA.” If the Treasury Units or the senior notes are separately traded to a sufficient extent that applicable exchange listing requirements are met, we may try to list the senior notes or the Treasury Units on the same exchange as the Corporate Units, but will have no obligation to do so. There can be no assurance as to the liquidity of any market that may develop for the Corporate Units, the Treasury Units or the senior notes, your ability to sell these securities or whether a trading market, if it develops, will continue. In addition, in the event a holder were to substitute Treasury securities for senior notes or senior notes for Treasury securities, thereby converting Treasury Units to Corporate Units or Corporate Units to Treasury Units, as the case may be, the liquidity of Corporate Units or Treasury Units could be adversely affected. There can be no assurance that the Corporate Units will not be delisted from the NYSE or that trading in the Corporate Units will not be suspended as a result of elections by holders to create Treasury Units by substituting collateral, which could cause the number of Corporate Units to fall below the requirement for listing securities on the NYSE that at least 1,000,000 Corporate Units be outstanding at any time.

     Your rights to the pledged securities will be subject to our security interest.

      Although you will be the beneficial owner of the related senior notes, Treasury securities or Treasury portfolio, as applicable, those securities will be pledged to JPMorgan Chase Bank, as the collateral agent, to secure your obligations under the related purchase contracts. Thus, your rights to the pledged securities will be subject to our security interest. Additionally, notwithstanding the automatic termination of the purchase contracts in the event that we become the subject of a case under the U.S. Bankruptcy Code, the delivery of the pledged securities to you may be delayed by the imposition of the automatic stay of Section 362 of the Bankruptcy Code.

     We may redeem the senior notes upon the occurrence of a tax event.

      We may redeem the senior notes, on not less than 30 days’ nor more than 60 days’ prior written notice, in whole but not in part, at any time before May 15, 2007 if a tax event occurs and continues under the circumstances described in this prospectus supplement. If we exercise our option, we will redeem the senior notes at the redemption price plus accrued and unpaid interest, if any. If we redeem the senior notes, we will pay the redemption price in cash to the holders of the senior notes. If the tax event redemption occurs before a successful remarketing, the redemption price payable to you as a holder of Corporate Units will be distributed to the collateral agent, who in turn will apply an amount equal to the redemption price to purchase the Treasury portfolio on your behalf, and will remit the remainder of the redemption price to the holder, and the Treasury portfolio will be substituted for the senior notes as collateral to secure your obligations under the purchase contracts related to the Corporate Units. If your senior notes are not components of Corporate Units, you will receive redemption payments directly. There can be no assurance as to the impact on the market prices for the Corporate Units if the Treasury portfolio is substituted as collateral in place of any senior notes so redeemed. A tax event redemption will be a taxable event to the holders of the senior notes.

     The senior notes and contract adjustment payments will be effectively subordinated to the debt of our subsidiaries.

      As a holding company, substantially all of our income and operating cash flow is dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the senior notes, and to make contract adjustment payments under the purchase contracts. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the senior notes or the purchase contracts or, subject to limited exceptions for tax-sharing purposes, to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. Certain of our subsidiaries’ loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. As of December 31, 2001, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $1.8 billion. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of Equity Units to benefit indirectly therefrom) will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors. As of December 31, 2001, our subsidiaries had approximately $557.5 million of aggregate outstanding long-term debt. In addition, our obligations with respect to the contract adjustment payments will be subordinate and junior in right of payment to our obligations under our senior indebtedness.

     The United States federal income tax consequences of the purchase, ownership and disposition of the Equity Units are unclear.

      No statutory, judicial or administrative authority directly addresses the treatment of the Equity Units or instruments similar to the Equity Units for United States federal income tax purposes. As a result, the United States federal income tax consequences of the purchase, ownership and disposition of Equity Units are not entirely clear. In addition, any gain on the disposition of a senior note or a Corporate Unit to the extent such gain is allocable to a senior note prior to the remarketing date generally will be treated as ordinary interest income; thus, the ability to offset such interest income with a loss, if any, on a purchase contract may be limited. For additional tax related risks, see “Prospectus Supplement Summary — The Offering” and “United States Federal Income Tax Consequences.”

     The senior notes will be classified as contingent payment debt instruments and you will be required to accrue original issue discount.

      For United States federal income tax purposes, the senior notes will be classified as contingent payment debt instruments. As a result, you will be required to include original issue discount, or OID, in income during your ownership of the senior notes, subject to some adjustments. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or upon other disposition of the senior notes. See “United States Federal Income Tax Consequences.”

     The trading price of the senior notes may not fully reflect the value of their accrued but unpaid interest.

      The senior notes may trade at a price that does not fully reflect the value of their accrued but unpaid interest. If you dispose of your senior notes between record dates for interest payments, you will be required to include in gross income the daily portions of OID through the date of disposition in income as ordinary income, and to add this amount to your adjusted tax basis in the senior notes disposed of. To the extent the selling price is less than your adjusted tax basis, you will recognize a loss. Some or all of this loss may be capital in nature. The deductibility of capital losses for United States federal income tax purposes is subject to certain limitations.

USE OF PROCEEDS

      Our net proceeds from the sale of Corporate Units in this offering are estimated to be approximately $483.4 million (approximately $556.0 million if the underwriters fully exercise their over-allotment option to purchase additional Corporate Units), after deducting the underwriting discount and estimated offering expenses. We expect to use these net proceeds, coupled with other anticipated sources of cash, to finance our pending Verizon acquisitions and to repay debt due in August 2002 under our 1997 credit facility (which debt had a weighted average interest rate of 3.1607% at April 30, 2002). For additional information on these acquisitions and our proposed financing plans, see “Prospectus Supplement Summary — CenturyTel — Pending Acquisitions and Dispositions” and “— Proposed Financing Plans.” Pending the closing of the initial Verizon acquisition (which we expect to occur late in the second quarter of 2002), we intend to use most of the net proceeds of this offering to repay short-term debt due under our 1997 credit facility, and to invest the balance of the net proceeds in a bank account or short-term instruments.

PRICE RANGE AND DIVIDENDS ON COMMON STOCK

      Our common stock is listed on the New York Stock Exchange and is traded under the symbol “CTL.” The following table sets forth the high and low sale prices, along with the quarterly dividends paid, for each of the quarters indicated:

	Sales Prices
			Dividend paid per
	High	Low	Common Share

2002
First quarter	$35.50	$28.80	$.0525
Second quarter (through April 29, 2002)	34.45	30.01	.0525 (1)
2001
First quarter	$39.88	$25.45	$.0500
Second quarter	30.42	26.90	.0500
Third quarter	36.50	28.30	.0500
Fourth quarter	35.79	30.25	.0500
2000
First quarter	$47.31	$32.31	$.0475
Second quarter	40.38	24.44	.0475
Third quarter	32.38	25.25	.0475
Fourth quarter	38.50	26.81	.0475
1999	$49.00	$35.13	$.1800

(1)	Anticipated to be paid in June 2002, subject to declaration by our board of directors.

      On April 29, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $30.10 per share.

      Purchasers of the Equity Units offered hereby will not be entitled to receive any quarterly dividend with a record date prior to the purchase contract settlement date. Future dividends will depend upon our future earnings, financial condition and other factors affecting our dividend policy. See “Description of Common Stock — Dividends” in the accompanying prospectus.

CAPITALIZATION

(Dollars in thousands)

      The following table sets forth the following information as of December 31, 2001:

•	our actual consolidated capitalization

•	our pro forma consolidated capitalization after giving effect to this offering of Equity Units, our pending Verizon acquisitions, our pending wireless divestiture and our proposed financing transactions described herein.

For additional information regarding these proposed transactions, see “Prospectus Supplement Summary — CenturyTel — Pending Acquisitions and Dispositions” and “— Proposed Financing Transactions.” For additional information on the pro forma adjustments reflected below, see “Prospectus Supplement Summary — Summary Pro Forma Financial Data.” You should read the following table in conjunction with our consolidated financial statements and unaudited pro forma consolidated condensed financial information, and the notes thereto, incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of December 31, 2001

		Pro Forma

	Actual	Adjustments		As adjusted

		(unaudited)
Short-term debt	$53,000	$—		$53,000

Long-term debt:
CenturyTel, Inc.
2.21%(1) senior credit facility, due through 2002	300,000	—		300,000
4.85% note, due through 2002	199,125	—		199,125
Senior notes and debentures:
7.75% Series A, due 2004	50,000	—		50,000
8.25% Series B, due 2024	100,000	—		100,000
6.55% Series C, due 2005	50,000	—		50,000
7.20% Series D, due 2025	100,000	—		100,000
6.15% Series E, due 2005	100,000	—		100,000
6.30% Series F, due 2008	240,000	—		240,000
6.875% Series G, due 2028	425,000	—		425,000
8.375% Series H, due 2010	500,000	—		500,000
7.75% Series I, remarketable 2002	400,000			400,000
9.38% notes, due through 2003	7,975	—		7,975
6.86%(2) Employee Stock Ownership Plan commitment, due in installments through 2004	2,500	—		2,500
Net unamortized premium and discounts	11,036	—		11,036
Other	175	359,000	(3)	359,175
Series J notes offered hereby(4)	—	500,000		500,000

Total CenturyTel, Inc.	2,485,811	859,000		3,344,811
Subsidiaries	557,523	—		557,523

Total long-term debt	3,043,334	859,000		3,902,334
Less: Current maturities	955,834	—		955,834

Total long-term debt, excluding current maturities	2,087,500	859,000		2,946,500

Stockholders’ equity(4):
Common Stock, $1.00 par value, 350,000,000 shares authorized, 141,232,806 shares issued and outstanding	141,233			141,233
Paid-in capital	524,668	(6,300)		518,368
Retained earnings	1,666,004	603,442		2,269,446
Unearned ESOP Shares	(2,500)	—		(2,500)
Preferred Stock — non-redeemable	7,975	—		7,975

Total stockholders’ equity	2,337,380	597,142		2,934,522

Total capitalization	$5,433,714	$1,456,142		$6,889,856

(1)	Variable interest rate at December 31, 2001.

(2)	Weighted average interest rate at December 31, 2001.

(3)	Assumes that all debt to be issued to fund our near-term cash requirements will be long-term debt. See “Prospectus Supplement Summary — Summary Pro Forma Financial Data.”

(4)	For purposes hereof, 100% of the stated amount of the Equity Units offered hereby has been initially classified as long-term debt.

DESCRIPTION OF THE EQUITY UNITS

General

      We will issue the Equity Units under the purchase contract agreement between us and the purchase contract agent. The Equity Units initially will consist of 20,000,000 units referred to as Corporate Units with a stated amount per Corporate Unit equal to $25, which we refer to as the “stated amount.”

      Each Corporate Unit will consist of a unit comprising:

(1) a purchase contract under which

•	the holder will purchase from us not later than May 15, 2005 for the stated amount of $25, a number of newly issued shares of our common stock equal to the settlement rate described below under “Description of the Purchase Contracts — Purchase of Common Stock,” and

•	we will pay the holder contract adjustment payments at the annual rate of 0.855% of the stated amount of $25, and

(2) either

•	a senior note having a principal amount equal to $25, or

•	following a successful remarketing of the senior notes on the third business day immediately preceding either February 15, 2005, March 15, 2005 or April 15, 2005 or the occurrence of a tax event redemption prior to May 15, 2005, the appropriate applicable ownership interest in a portfolio of zero-coupon U.S. Treasury securities, which we refer to as the Treasury portfolio.

      “Applicable ownership interest” means, with respect to a Corporate Unit and the U.S. Treasury securities in the Treasury portfolio,

(1) a 1/40, or 2.5%, undivided beneficial ownership interest in a $1,000 principal or interest amount of a principal or interest strip in a U.S. Treasury security included in the Treasury portfolio that matures on or prior to May 15, 2005, and

(2) for the scheduled interest payment date on the senior notes that occurs on May 15, 2005, in the case of a successful remarketing of the senior notes, or for each scheduled interest payment date on the senior notes that occurs after the tax event redemption date and on or before May 15, 2005, in the case of a tax event redemption, a 0.0376% undivided beneficial ownership interest in a $1,000 principal or interest amount of a principal or interest strip in a U.S. Treasury security included in the Treasury portfolio that matures on or prior to that interest payment date.

      The purchase price of each Equity Unit will be allocated between the related purchase contract and the related senior note in proportion to their respective fair market values at the time of issuance. We expect that, at the time of issuance, the fair market value of each senior note will be $25.00 and the fair market value of each purchase contract will be $0. This position generally will be binding on each beneficial owner of each Corporate Unit but not on the Internal Revenue Service.

      As long as an Equity Unit is in the form of a Corporate Unit, the senior note or the appropriate applicable ownership interest in the Treasury portfolio, as the case may be, forming a part of the Corporate Unit will be pledged to the collateral agent to secure the holder’s obligation to purchase our common stock under the related purchase contract.

Creating Treasury Units

      Unless the Treasury portfolio has replaced the senior notes as a component of the Corporate Units as the result of a successful remarketing of the senior notes or a tax event redemption, each holder of Corporate Units will have the right, at any time on or prior to the fifth business day immediately preceding May 15, 2005, to substitute for the related senior notes zero-coupon U.S. Treasury securities (CUSIP No. 912803AD5) maturing on May 15, 2005, which we refer to as Treasury securities, in a total principal amount at maturity equal to the aggregate principal amount of the senior notes for which substitution is being made. This substitution will create Treasury Units, and the applicable senior notes will be released to the holder.

      Each Treasury Unit will consist of a unit comprising:

(1) a purchase contract under which

•	the holder will purchase from us not later than May 15, 2005, for the stated amount of $25, a number of newly issued shares of our common stock equal to the settlement rate described below under “Description of the Purchase Contracts — Purchase of Common Stock,” and

•	we will pay the holder contract adjustment payments at the annual rate of 0.855% of the stated amount of $25, and

(2) a 1/40, or 2.5%, undivided beneficial ownership interest in a Treasury security maturing on May 15, 2005 with a principal amount at maturity of $1,000.

      Because Treasury securities are issued in multiples of $1,000, holders of Corporate Units may make this substitution only in integral multiples of 40 Corporate Units. If the Treasury portfolio has replaced the senior notes as a component of the Corporate Units as the result of a successful remarketing of the senior notes or a tax event redemption, however, holders of Corporate Units may make substitutions only in multiples of 100,000 Corporate Units, at any time on or prior to the second business day immediately preceding May 15, 2005. In such a case, holders would obtain the release of the appropriate applicable ownership interest in the Treasury portfolio rather than a release of the applicable senior notes.

      To create 40 Treasury Units, the Corporate Unit holder will be required to:

•	deposit with the collateral agent a Treasury security with the specified CUSIP number and maturing on May 15, 2005 that has a principal amount at maturity of $1,000, and

•	transfer 40 Corporate Units to the purchase contract agent accompanied by a notice stating that the holder has deposited a Treasury security with the collateral agent and requesting the release to the holder of the 40 senior notes (or the appropriate applicable ownership interest in the Treasury portfolio) relating to the 40 Corporate Units.

      Upon the deposit and receipt of an instruction from the purchase contract agent, the collateral agent will release the related 40 senior notes (or the appropriate applicable ownership interest in the Treasury portfolio) from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent then will

•	cancel the 40 Corporate Units

•	transfer the 40 related senior notes (or the appropriate applicable ownership interest in the Treasury portfolio) to the holder, and

•	deliver 40 Treasury Units to the holder.

      The Treasury security will be substituted for the senior notes (or the appropriate applicable ownership interest in the Treasury portfolio) and will be pledged to the collateral agent to secure the holder’s obligation to purchase common stock under the related purchase contracts. The related senior notes released to the holder thereafter will trade separately from the resulting Treasury Units.

Recreating Corporate Units

      Unless the Treasury portfolio has replaced the senior notes as a component of the Corporate Units as the result of a successful remarketing of the senior notes or a tax event redemption, each holder of Treasury Units will have the right, at any time on or prior to the fifth business day immediately preceding May 15, 2005, to substitute senior notes for the related Treasury securities held by the collateral agent in an aggregate principal amount equal to the aggregate amount payable at stated maturity of the Treasury securities. This substitution would create Corporate Units, and the applicable Treasury securities would be released to the holder.

      Because Treasury securities are issued in integral multiples of $1,000, holders of Treasury Units may make this substitution only in integral multiples of 40 Treasury Units. If the Treasury portfolio has replaced the senior notes as a component of the Corporate Units as the result of a successful remarketing of the senior notes or a tax event redemption, holders of the Treasury Units may make this substitution at any time on or prior to the second business day immediately preceding May 15, 2005, but using the appropriate applicable ownership interest in the Treasury portfolio instead of senior notes and only in integral multiples of 100,000 Treasury Units.

      To create 40 Corporate Units, the Treasury Unit holder will be required to:

•	deposit with the collateral agent 40 senior notes (or the appropriate applicable ownership interest in the Treasury portfolio), which senior notes (or Treasury portfolio) must be purchased in the open market at the holder’s expense, and

•	transfer 40 Treasury Units to the purchase contract agent accompanied by a notice stating that the Treasury Unit holder has deposited 40 senior notes (or the appropriate applicable ownership interest in the Treasury portfolio) with the collateral agent and requesting that the purchase contract agent instruct the collateral agent to release the Treasury security relating to the Treasury Units.

      Upon the deposit and receipt of an instruction from the purchase contract agent, the collateral agent will release the related Treasury securities from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent will then

•	cancel the 40 Treasury Units

•	transfer the related Treasury security to the holder, and

•	deliver 40 Corporate Units to the holder.

      The substituted senior notes or the appropriate applicable ownership interest in the Treasury portfolio will be pledged to the collateral agent to secure the Corporate Unit holder’s obligation to purchase common stock under the related purchase contracts.

      Holders that elect to substitute pledged securities, thereby creating Treasury Units or recreating Corporate Units, will be responsible for any fees or expenses payable in connection with the substitution.

Distributions

      Holders of Corporate Units are entitled to receive cash distributions consisting of quarterly interest payments on the related senior notes or the Treasury portfolio, as applicable, payable by us at the annual rate of 6.02% of the stated amount, and quarterly contract adjustment payments payable by us at the annual rate of 0.855% of the stated amount. Because the senior notes will be subject to the regulations concerning contingent payment debt instruments, OID will accrue on the senior notes for United States federal income tax purposes.

      Holders who create Treasury Units will be entitled to receive quarterly contract adjustment payments payable by us at the annual rate of 0.855% of the stated amount. OID will accrue on the related Treasury securities for United States federal income tax purposes.

      Our obligations with respect to the senior notes will be senior and unsecured and will rank on an equal basis in right of payment with all of our other senior unsecured obligations. Our obligations with respect to the contract adjustment payments, but not interest payments on the senior notes, will be subordinate in right of payment to our senior indebtedness. “Senior indebtedness” with respect to the contract adjustment payments means indebtedness of any kind unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity in right of payment with or subordinate in right of payment to the contract adjustment payments.

No Voting or Other Rights

      Holders of purchase contracts forming part of the Corporate Units or Treasury Units, in their capacities as such holders, will have no voting or other rights in respect of our common stock.

Listing

      The Corporate Units have been approved for listing on the NYSE under the symbol “CTLPrA.” Unless and until substitution has been made as described in “— Creating Treasury Units” or “— Recreating Corporate Units,” neither the senior note nor Treasury portfolio component of a Corporate Unit nor the Treasury security component of a Treasury Unit will trade separately from Corporate Units or Treasury Units, respectively. The senior note or Treasury portfolio component will trade as a unit with the purchase contract component of the Corporate Units, and the Treasury security component will trade as a unit with the purchase contract component of the Treasury Units. If Treasury Units or senior notes are separately traded to a sufficient extent that the applicable exchange listing requirements are met, we may try to cause the Treasury Units or senior notes to be listed on the exchange on which the Corporate Units are then listed, but will have no obligation to do so.

Miscellaneous

      We or our affiliates may from time to time purchase any of our outstanding Equity Units offered hereunder (or our outstanding common stock or senior notes) by tender, in the open market or by private agreement.

DESCRIPTION OF THE PURCHASE CONTRACTS

Purchase of Common Stock

      Each purchase contract underlying an Equity Unit obligates the holder of the purchase contract to purchase, and obligates us to sell, on May 15, 2005, for $25, a number of newly issued shares of our common stock equal to the “settlement rate.” The settlement rate will be calculated, subject to adjustment under the circumstances set forth in “— Anti-Dilution Adjustments,” as follows:

•	If the applicable market value of our common stock is equal to or greater than the threshold appreciation price of $36.00, which is approximately 25.9% above the reference price of $28.60, the settlement rate will be 0.6944, which is equal to the stated amount divided by the threshold appreciation price. Accordingly, if, between the date of this prospectus supplement and the period during which the applicable market value is measured, the market price for the common stock increases to an amount that is higher than the threshold appreciation price, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be higher than the stated amount, assuming that the market value is the same as the applicable market value of the common stock. If the market price is the same as the threshold appreciation price, the aggregate market value of the shares will be equal to the stated amount, assuming that the market value is the same as the applicable market value of the common stock;

•	If the applicable market value of our common stock is less than the threshold appreciation price but greater than the reference price, the settlement rate will be equal to the stated amount divided by the applicable market value. Accordingly, if the market price for the common stock increases above the reference price between the date of this prospectus supplement and the period during which the applicable market value is measured, but the market price is less than the threshold appreciation price, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be equal to the stated amount, assuming that the market value is the same as the applicable market value of the common stock; and

•	If the applicable market value of our common stock is less than or equal to the reference price, the settlement rate will be 0.8741, which is equal to the stated amount divided by the reference price. Accordingly, if the market price for the common stock decreases below the reference price between the date of this prospectus supplement and the period during which the applicable market value is measured, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be less than the stated amount, assuming that the market value is the same as the applicable market value of the common stock. If the market price is the same as the reference price, the aggregate market value of the shares will be equal to the stated amount, assuming that the market value is the same as the applicable market value of the common stock.

      “Applicable market value” means the average of the closing price per share of common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding May 15, 2005.

      “Closing price” of the common stock on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of our common stock on the NYSE on that date or, if the common stock is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which the common stock is so listed. If the common stock is not so listed on a United States national or regional securities exchange, the closing price means the last closing sale price of the common stock as reported by the Nasdaq National Market, or, if the common stock is not so reported, the last quoted bid price for the common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization. If the bid price is not available, the closing price means the market value of the common stock on the date of determination as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

      A “trading day” means a day on which the common stock

•	is not suspended from trading on any national or regional securities exchange or association or over-the counter market at the close of business, and

•	has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the common stock.

      We will not issue any fractional shares of common stock pursuant to the purchase contracts. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis) in respect of purchase contracts being settled by a holder of Equity Units, the holder will be entitled to receive an amount of cash equal to the fraction of a share times the applicable market value.

      On the business day immediately preceding May 15, 2005, unless:

•	a holder of Corporate Units or Treasury Units has settled the related purchase contracts prior to May 15, 2005 through the early delivery of cash to the purchase contract agent in the manner described under “— Early Settlement”

•	a holder of Corporate Units that include senior notes has settled the related purchase contracts with separate cash on or prior to the fourth business day immediately preceding May 15, 2005 pursuant to prior notice given in the manner described under “— Notice to Settle with Cash”

•	a holder of Corporate Units has had the senior notes related to the holder’s purchase contracts successfully remarketed on the third business day immediately preceding May 15, 2005 in the manner described under “— Remarketing”

•	we are involved in a merger, acquisition or consolidation prior to May 15, 2005 in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, and the holder has settled the related purchase contract through an early settlement as described in “— Early Settlement upon Cash Merger,” or

•	an event described under “— Termination” has occurred,

      then, on May 15, 2005:

•	in the case of Corporate Units where, as a result of a successful remarketing of the senior notes or the occurrence of a tax event redemption, the Treasury portfolio has replaced the senior notes as a component of the Corporate Units, the proceeds, when paid at maturity, of the appropriate applicable ownership interest of the Treasury portfolio will automatically be applied to satisfy in full the holder’s obligation to purchase common stock under the related purchase contracts

•	in the case of Corporate Units where the Treasury portfolio has not replaced the senior notes as a component of the Corporate Units because there has not been a successful remarketing or the occurrence of a tax event redemption, we will exercise our rights as a secured party to dispose of the senior notes in accordance with applicable law, and

•	in the case of Treasury Units, the principal amount of the related Treasury securities, when paid at maturity, will automatically be applied to satisfy in full the holder’s obligation to purchase common stock under the related purchase contracts.

      The common stock will then be issued and delivered to the holder or the holder’s designee, upon presentation and surrender of the certificate evidencing the Equity Units and payment by the holder of any transfer or similar taxes payable in connection with the issuance of the common stock to any person other than the holder.

      So long as the Equity Units are evidenced by one or more global security certificates deposited with the depositary, procedures for settlement of the purchase contracts will be governed by standing arrangements between the depositary and the purchase contract agent.

      Each holder of Equity Units, by acceptance of these securities, will be deemed to have:

•	irrevocably agreed to be bound by the terms and provisions of the related purchase contracts and the pledge agreement and to have agreed to perform its obligations thereunder for so long as the holder remains a holder of the Equity Units, and

•	duly appointed the purchase contract agent as the holder’s attorney-in-fact to enter into and perform the related purchase contracts and pledge agreement on behalf of and in the name of the holder.

      In addition, each beneficial owner of Equity Units, by acceptance of the interest, will be deemed to have agreed to treat

•	itself as the owner of the related senior notes, the appropriate applicable ownership interest of the Treasury portfolio or the Treasury securities, as the case may be, and

•	the senior notes as indebtedness for all United States federal income tax purposes.

Remarketing

      We will enter into a remarketing agreement with a nationally recognized investment banking firm, who will act as remarketing agent, pursuant to which, unless a tax event redemption has occurred, the senior notes of Corporate Unit holders first will be remarketed on the third business day immediately preceding February 15, 2005. It is currently anticipated that Goldman, Sachs & Co. will be the remarketing agent.

      The remarketing agent will use its reasonable efforts to remarket these senior notes at an aggregate price of approximately 100.25% of the Treasury portfolio purchase price described below. The portion of the proceeds from the remarketing equal to the Treasury portfolio purchase price will be applied to purchase a Treasury portfolio consisting of

•	zero-coupon interest or principal strips of U.S. Treasury securities that mature on or prior to May 15, 2005 in an aggregate amount equal to the principal amount of the senior notes included in Corporate Units, and

•	zero-coupon interest or principal strips of U.S. Treasury securities that mature on or prior to May 15, 2005 in an aggregate amount equal to the aggregate interest payment that would be due on that date on the principal amount of the senior notes included in Corporate Units if the interest rate on the senior notes were not reset as described in “Description of the Senior Notes — Market Rate Reset” in this prospectus supplement.

The Treasury portfolio will be substituted for the senior notes and will be pledged to the collateral agent to secure the Corporate Unit holders’ obligations to purchase our common stock under the purchase contracts.

      As used in this context, “Treasury portfolio purchase price” means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding February 15, 2005 for the purchase of the Treasury portfolio described above for settlement on February 15, 2005.

      “Quotation agent” means Goldman, Sachs & Co. or its successor or any other primary U.S. government securities dealer in New York City selected by us.

      If (1) despite using its reasonable efforts, the remarketing agent cannot initially remarket the related senior notes, other than to us, at a price equal to or greater than 100% of the Treasury portfolio purchase price, or (2) the initial remarketing has not occurred because a condition precedent to the remarketing has not been fulfilled, in each case resulting in an unsuccessful remarketing, the senior notes will continue to be a component of Corporate Units, and a second remarketing will be attempted on the third business day immediately preceding March 15, 2005. If the second remarketing of the senior notes is similarly unsuccessful, the senior notes will continue to be a component of Corporate Units, and a third remarketing will be attempted on the third business day immediately preceding April 15, 2005.

      If the third remarketing of the senior notes on the third business day preceding April 15, 2005 has resulted in an unsuccessful remarketing, unless a tax event redemption has occurred, the senior notes of Corporate Unit holders who have failed to notify the purchase contract agent on or prior to the fifth business day immediately preceding May 15, 2005 of their intention to settle the related purchase contracts with separate cash or who have not delivered separate cash on or prior to the fourth business day immediately preceding May 15, 2005, will be remarketed on the third business day immediately preceding May 15, 2005.

      The remarketing agent will then use its reasonable efforts to remarket these senior notes at a price of approximately 100.25% of their aggregate principal amount. The portion of the proceeds from this remarketing equal to the aggregate principal amount of the senior notes will be automatically applied to satisfy in full the Corporate Unit holders’ obligations to purchase our common stock under the related purchase contracts.

      In connection with a successful first, second or third remarketing of the senior notes, the remarketing agent will deduct as a remarketing fee an amount not exceeding 25 basis points (.25%) of the Treasury portfolio purchase price from any amount of the proceeds in excess of the Treasury portfolio purchase price. In connection with a successful final remarketing, the remarketing agent will deduct, as a remarketing fee, an amount not exceeding 25 basis points (.25%) of the aggregate principal amount of the remarketed senior notes from any amount of the proceeds in excess of the aggregate principal amount of the remarketed senior notes. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. Corporate Unit holders whose senior notes are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

      If (1) despite using its reasonable efforts, the remarketing agent cannot remarket in the final remarketing the related senior notes, other than to CenturyTel, at a price equal to or greater than 100% of the aggregate principal amount of the senior notes, or (2) the final remarketing has not occurred because a condition precedent to the remarketing has not been fulfilled, in each case resulting in an unsuccessful remarketing, we will exercise our rights as a secured party to dispose of the senior notes in accordance with applicable law and such disposition will be deemed to satisfy in full each holder’s obligation to purchase common stock under the related purchase contracts.

      We will cause a notice of any unsuccessful remarketing to be published on the second business day immediately preceding February 15, 2005, March 15, 2005, April 15, 2005 or May 15, 2005, as applicable, by publication in a daily newspaper in the English language of general circulation in The City of New York, which is expected to be The Wall Street Journal.

      We will also request, not later than seven nor more than fifteen calendar days prior to a remarketing date, that the securities depositary for the senior notes notify its participants holding senior notes (and we will also so request that the securities depositary for the Corporate Units and Treasury Units notify its participants holding Corporate Units or Treasury Units) of the remarketing date and, in the case of a final remarketing to be conducted on the third business day immediately preceding May 15, 2005, if any, of the procedures that must be followed if any owner of Corporate Units wishes to settle the related purchase contract with separate cash on the fourth business day immediately preceding May 15, 2005.

Early Settlement

      A holder of Corporate Units may settle the related purchase contracts at any time on or prior to the fifth business day immediately preceding May 15, 2005 by presenting and surrendering the related Equity Unit certificate at the offices of the purchase contract agent with the form of “Election to Settle Early” on the reverse side of such certificate completed and executed as indicated, accompanied by payment to us in immediately available funds of an amount equal to

•	the stated amount times the number of purchase contracts being settled, plus

•	if the delivery is made with respect to any purchase contract during the period from the close of business on any record date next preceding any payment date to the opening of business on such payment date, an amount equal to the contract adjustment payments payable on the payment date with respect to the purchase contract.

      Holders of Corporate Units may settle early only in integral multiples of 40 Corporate Units. If the Treasury portfolio has replaced the senior notes as a component of Corporate Units as a result of a successful remarketing of the senior notes or a tax event redemption, holders of the Corporate Units may settle early only in integral multiples of 100,000 Corporate Units at any time on or prior to the second business day immediately preceding May 15, 2005.

      A holder of Treasury Units may settle the related purchase contracts at any time on or prior to the second business day immediately preceding May 15, 2005 by presenting and surrendering the related Equity Unit certificate at the offices of the purchase contract agent with the form of “Election to Settle Early” on the reverse side of such certificate completed and executed as indicated, accompanied by payment to us in immediately available funds of an amount equal to

•	the stated amount times the number of purchase contracts being settled, plus

•	if the delivery is made with respect to any purchase contract during the period from the close of business on any record date next preceding any payment date to the opening of business on such payment date, an amount equal to the contract adjustment payments payable on the payment date with respect to the purchase contract.

      Holders of Treasury Units may settle early only in integral multiples of 40 Treasury Units.

      So long as the Equity Units are evidenced by one or more global security certificates deposited with the depositary, procedures for early settlement will also be governed by standing arrangements between the depositary and the purchase contract agent.

      Upon early settlement of the purchase contracts related to any Corporate Units or Treasury Units:

•	the holder will receive 0.6944 of a newly issued share of common stock per Corporate Unit or Treasury Unit, subject to adjustment under the circumstances described under “— Anti-Dilution Adjustments”

•	the senior notes, the appropriate applicable ownership interest in the Treasury portfolio or the Treasury securities, as the case may be, related to the Corporate Units or Treasury Units will be transferred to the holder free and clear of our security interest

•	the holder’s right to receive future contract adjustment payments will terminate, and

•	no adjustment will be made to or for the holder on account of any amounts accrued in respect of contract adjustment payments.

      If the purchase contract agent receives an Equity Unit certificate, accompanied by the completed “Election to Settle Early” and required immediately available funds, from a holder of Equity Units by 5:00 p.m., New York City time on a business day, that day will be considered the settlement date. If the purchase contract agent receives the above after 5:00 p.m., New York City time on a business day or at any time on a day that is not a business day, the next business day will be considered the settlement date.

      Upon early settlement of purchase contracts in the manner described above, presentation and surrender of the Equity Unit certificate evidencing the related Corporate Units or Treasury Units and payment of any transfer or similar taxes payable by the holder in connection with the issuance of the related common stock to any person other than the holder of the Corporate Units or Treasury Units, we will cause the shares of common stock being purchased to be issued, and the related senior notes, the appropriate applicable ownership interest in the Treasury portfolio or the Treasury securities, as the case may be, securing the purchase contracts to be released from the pledge under the pledge agreement described in “— Pledged Securities and Pledge Agreement” and transferred, within three business days following the settlement date, to the purchasing holder or the holder’s designee.

Early Settlement upon Cash Merger

      Prior to May 15, 2005, if we are involved in a merger in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, which is referred to as a “cash merger,” then on or after the effective date of the cash merger each holder of Equity Units will have the right to accelerate and settle the related purchase contract at the settlement rate in effect immediately prior to the effective date of the cash merger provided that the settlement date is no later than the fifth business day immediately preceding May 15, 2005. This right is referred to as the “merger early settlement right.”

      We will provide each holder with a notice of the completion of a cash merger within five business days of the cash merger. The notice will specify the early settlement date, which shall be a date specified by us that is between 20 and 30 business days after the date of the notice but which may not be later than the fifth business day immediately preceding May 15, 2005. The notice will also set forth, among other things, the formula for determining the applicable settlement rate and the amount of the securities and other property receivable by the holder upon settlement. To exercise the merger early settlement right, a holder must present and surrender at the office of the purchase contract agent, not later than 5:00 p.m., New York City time, on the third business day immediately preceding the early settlement date, the related certificate evidencing Equity Units, accompanied by payment to us in immediately available funds of the amount set forth above under “— Early Settlement.”

      Holders of Corporate Units may settle early only in integral multiples of 40 Corporate Units. If the Treasury portfolio has replaced the senior notes as a component of Corporate Units as a result of a successful remarketing of the senior notes or a tax event redemption, holders of the Corporate Units may settle early only in integral multiples of 100,000 Corporate Units. Holders of Treasury Units may settle early only in integral multiples of 40 Treasury Units.

      So long as the Equity Units are evidenced by one or more global security certificates deposited with the depositary, procedures for early settlement upon a cash merger will also be governed by standing arrangements between the depositary and the purchase contract agent.

      If a holder exercises the merger early settlement right, we will deliver to the holder on the early settlement date the kind and amount of securities or other property that the holder would have been entitled to receive if the holder had settled the purchase contract immediately before the cash merger at the settlement rate in effect at such time, determined using the average of the closing price per share of our common stock on the 20 consecutive trading days ending on the third trading day immediately preceding the effective date of the cash merger. A holder will also receive the senior notes, applicable ownership interest in the Treasury portfolio or Treasury securities, as the case may be, related to the Equity Units, free and clear of our security interest.

      If a holder does not elect to exercise the merger early settlement right, the holder’s Equity Units will remain outstanding and subject to normal settlement on May 15, 2005, subject to the adjustment described under “— Anti-Dilution Adjustments.”

Notice to Settle with Cash

      Unless the Treasury portfolio has replaced the senior notes as a component of Corporate Units as a result of a successful remarketing of the senior notes or a tax event redemption, a holder of Corporate Units may settle the related purchase contract with separate cash on the fourth business day immediately preceding May 15, 2005. A holder of a Corporate Unit wishing to settle the related purchase contract with separate cash must notify the purchase contract agent by presenting and surrendering the Corporate Unit certificate evidencing the Corporate Unit at the offices of the purchase contract agent with the form of “Notice to Settle by Separate Cash” on the reverse side of the certificate completed and executed as indicated on or prior to 5:00 p.m., New York City time, on the fifth business day immediately preceding May 15, 2005. If a holder that has given notice of its intention to settle the related purchase contract with separate cash fails to deliver the cash to the collateral agent on or prior to 11:00 a.m., New York City time, on the fourth business day immediately preceding May 15, 2005, such holder’s senior notes will be included in the final remarketing of senior notes occurring on the third business day immediately preceding May 15, 2005. If such final remarketing is unsuccessful, we will exercise our rights as a secured party to dispose of the senior notes in accordance with applicable law and such disposition will be deemed to satisfy in full each holder’s obligation to purchase our common stock under the related purchase contracts.

      So long as the Corporate Units are evidenced by one or more global security certificates deposited with the depositary, procedures for settlement with separate cash will be governed by standing arrangements between the depositary and the purchase contract agent.

Contract Adjustment Payments

      Contract adjustment payments in respect of Corporate Units and Treasury Units will be fixed at an annual rate of 0.855% of the stated amount of $25 per purchase contract. Contract adjustment payments payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. Contract adjustment payments will accrue from May 6, 2002 and will be payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing August 15, 2002. These payments will be payable to but excluding the earlier of May 15, 2005 or the most recent quarterly payment date on or before any early settlement of the related purchase contracts.

      Contract adjustment payments will be payable to the holders of purchase contracts as they appear on the books and records of the purchase contract agent on the relevant record dates, which will be on the first day of the month in which the relevant payment date falls. These distributions will be paid through the purchase contract agent, who will hold amounts received in respect of the contract adjustment payments for the benefit of the holders of the purchase contracts relating to the Equity Units. Subject to any applicable laws and regulations, each such payment will be made as described under “— Book-Entry System.”

      If any date on which contract adjustment payments are to be made on the purchase contracts related to the Equity Units is not a business day, then payment of the contract adjustment payments payable on that date will be made on the next succeeding day which is a business day, and no interest or payment will be paid in respect of the delay. If that business day is in the next succeeding calendar year, however, that payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on that payment date. A business day means any day other than a Saturday, Sunday or any other day on which banking institutions and trust of companies in The City of New York are permitted or required by any applicable law to close.

      Our obligations with respect to contract adjustment payments will be subordinated and junior in right of payment to our obligations under any of our senior indebtedness.

Anti-Dilution Adjustments

      The formula for determining the settlement rate will be subject to adjustment, without duplication, upon the occurrence of certain events, including:

(a) the payment of dividends and distributions of common stock on our common stock;

(b) the issuance to all holders of our common stock of rights, warrants or options (other than pursuant to any dividend reinvestment or share purchase plans) entitling them to subscribe for or purchase common stock at less than the current market price (as defined below);

(c) subdivisions, splits and combinations of our common stock;

(d) distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, securities, cash or property (excluding any dividend or distribution covered by clause (a) or (b) above and any dividend or distribution paid exclusively in cash or in connection with a “spin-off” as described below);

(e) distributions (other than regular quarterly cash distributions) consisting exclusively of cash to all holders of common stock in an aggregate amount that, together with (1) other all-cash distributions (other than regular quarterly cash distributions) made within the preceding 12 months and (2) any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for common stock concluded within the preceding 12 months, exceeds 10% of our aggregate market capitalization (aggregate market capitalization being the product of the current market price of common stock multiplied by the number of shares of common stock then outstanding) on the date fixed for the determination of stockholders entitled to receive such distribution; and

(f) the successful completion of a tender or exchange offer made by us or any of our subsidiaries for common stock which involves an aggregate consideration that, together with (1) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for the common stock concluded within the preceding 12 months and (2) the aggregate amount of any all-cash distributions (other than regular quarterly cash distributions) to all holders of common stock within the preceding 12 months, exceeds 10% of our aggregate market capitalization on the date of expiration of the tender or exchange offer.

      The “current market price” per share of common stock on any day means the average of the daily closing prices for the five consecutive trading days ending on the earlier of the day in question and the day before the “ex date” with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term “ex date,” when used with respect to any issuance or distribution, will mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

      In the case of certain reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive other securities, cash or property, each purchase contract then outstanding would, without the consent of the holders of the related Equity Units, as the case may be, become a contract to purchase such other securities, cash and property instead of our common stock. Upon the occurrence of any such transaction, on the stock purchase date the settlement rate then in effect will be applied to the value, on the stock purchase date, of the securities, cash or property a holder would have received had it held shares covered by the purchase contract when such transaction occurred. Holders have the right to settle their obligations under the purchase contracts early in the event of certain cash mergers as described under “— Early Settlement upon Cash Merger.”

      If at any time we make a distribution of property to our common stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes (i.e., distributions out of our current or accumulated earnings and profits or distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the settlement rate adjustment provisions of the purchase contract agreement, the settlement rate is increased, this increase may give rise to a taxable dividend to holders of Equity Units.

      In the case of the payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the settlement rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by multiplying:

•	the settlement rate by

•	a fraction, the numerator of which is the current market price of our common stock plus the fair market value, determined as described below, of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock and the denominator of which is the current market price of our common stock.

      The adjustment to the settlement rate under the preceding paragraph will occur on the date that is the earlier of:

•	the tenth trading day following the effective date of the spin-off and

•	the date the securities are offered in the initial public offering associated with the spin-off, if that initial public offering is effected simultaneously with the spin-off.

      For purposes of this section relating to “spin-offs,” “initial public offering” means the first time securities of the same class or type as the securities being distributed in the spin-off are offered to the public for cash. In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our common stock means the average of the closing sale prices of those securities over the first 10 trading days following the effective date of the spin-off. Also, for purposes of such a spin-off, the current market price of our common stock means the average of the closing sale prices of our common stock over the first 10 trading days following the effective date of the spin-off. If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our common stock means the closing sale price of our common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

      In addition, we may make increases in the settlement rate as our board of directors deems advisable to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes or for any other reasons.

      Adjustments to the settlement rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the settlement rate will be required unless the adjustment would require an increase or decrease of at least one percent in the settlement rate. Any adjustments that are not required to be made because they would have required an increase or decrease of less than one percent, however, will be carried forward and taken into account in any subsequent adjustment.

      We will be required, within ten business days following the occurrence of an event that requires an adjustment to the settlement rate, to provide written notice to the holders of the Equity Units of the occurrence of the adjustment and a statement in reasonable detail setting forth the method by which the adjustment to the settlement rate was determined and setting forth the revised settlement rate.

      Each adjustment to the settlement rate will result in a corresponding adjustment to the number of shares of common stock issuable upon early settlement of a purchase contract.

Termination

      The purchase contracts, and our rights and obligations and the rights and obligations of the holders of the Equity Units under the purchase contracts, including the right and obligation to purchase common stock and the right to receive accrued contract adjustment payments, will immediately and automatically terminate upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to CenturyTel. Upon any termination, the collateral agent will release the related senior notes, the appropriate applicable ownership interest of the Treasury portfolio or the Treasury securities, as the case may be, held by it to the purchase contract agent for distribution to the holders, subject, in the case of the Treasury portfolio or the Treasury securities, to the purchase contract agent’s disposition of the subject securities for cash, and the payment of this cash to the holders, to the extent that the holders would otherwise have been entitled to receive less than $1,000 principal amount or interest, as the case may be, at maturity of any such security. Upon any termination, however, the release and distribution may be subject to a delay. In the event that we become the subject of a case under the U.S. Bankruptcy Code, the delay may occur as a result of the automatic stay under the Bankruptcy Code and continue until the automatic stay has been lifted.

Pledged Securities and Pledge Agreement

      Pledged securities will be pledged to the collateral agent, for our benefit, pursuant to the pledge agreement to secure the obligations of holders of Equity Units to purchase common stock under the related purchase contracts. The rights of holders of Equity Units to the related pledged securities will be subject to our security interest created by the pledge agreement.

      No holder of Corporate Units or Treasury Units will be permitted to withdraw the pledged securities related to the Corporate Units or Treasury Units from the pledge arrangement except

•	to substitute Treasury securities for the related senior notes or the appropriate applicable ownership interest of the Treasury portfolio, as the case may be, as provided for under “Description of the Equity Units — Creating Treasury Units”

•	to substitute senior notes or the appropriate applicable ownership interest of the Treasury portfolio, as the case may be, for the related Treasury securities, as provided for under “Description of the Equity Units — Recreating Corporate Units,” or

•	upon the termination or early settlement of the related purchase contracts.

      Subject to the security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of Corporate Units, unless the Treasury portfolio has replaced the senior notes as a component of Corporate Units as a result of a successful remarketing of the senior notes or a tax event redemption, will be entitled through the purchase contract agent and the collateral agent to all of the proportional rights of the related senior notes, including voting and redemption rights. Each holder of Treasury Units and each holder of Corporate Units, if the Treasury portfolio has replaced the senior notes as a component of Corporate Units as a result of a successful remarketing of the senior notes or a tax event redemption, will retain beneficial ownership of the related Treasury securities or the appropriate applicable ownership interest of the Treasury portfolio, as applicable, pledged in respect of the related purchase contracts. We will have no interest in the pledged securities other than our security interest.

      Except as described in “Certain Provisions of the Purchase Contract Agreement and the Pledge Agreement — General,” the collateral agent will, upon receipt, if any, of payments on the pledged securities, distribute the payments to the purchase contract agent, which will in turn distribute those payments, together with contract adjustment payments received from us, to the persons in whose names the related Corporate Units or Treasury Units are registered at the close of business on the record date immediately preceding the date of payment.

Book-Entry System

      The Depository Trust Company, which we refer to along with its successors in this capacity as the depositary, will act as securities depositary for the Equity Units. The Equity Units will be issued only as fully registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully registered global security certificates, representing the total aggregate number of Equity Units, will be issued and will be deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

      The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Equity Units so long as the Equity Units are represented by global security certificates.

      The depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depositary’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

      Although the depositary has agreed to the foregoing procedures in order to facilitate transfer of interests in the global security certificates among participants, the depositary is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

      In the event that

•	the depositary notifies us that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice

•	the depositary at any time ceases to be a clearing agency registered under the Securities Exchange Act when the depositary is required to be so registered to act as the depositary and no successor depositary has been appointed within 90 days after we learn that the depositary has ceased to be so registered, or

•	we, in our sole discretion, determine that the global security certificates shall be so exchangeable,

certificates for the Equity Units will be printed and delivered in exchange for beneficial interests in the global security certificates. Any global Equity Unit that is exchangeable pursuant to the preceding sentence will be exchangeable for Equity Unit certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

      As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all Equity Units represented by these certificates for all purposes under the Equity Units and the purchase contract agreement. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates

•	will not be entitled to have such global security certificates or the Equity Units represented by these certificates registered in their names

•	will not receive or be entitled to receive physical delivery of Equity Unit certificates in exchange for beneficial interests in global security certificates, and

•	will not be considered to be owners or holders of the global security certificates or any Equity Units represented by these certificates for any purpose under the Equity Units or the purchase contract agreement.

      All payments on the Equity Units represented by the global security certificates and all transfers and deliveries of the related senior notes, Treasury portfolio, Treasury securities and common stock will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

      Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Procedures for the settlement of purchase contracts on May 15, 2005 or upon early settlement will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges, substitutions and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. None of CenturyTel, the purchase contract agent or any agent of CenturyTel or the purchase contract agent will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to these beneficial ownership interests.

      The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

CERTAIN PROVISIONS OF THE PURCHASE

CONTRACT AGREEMENT AND THE PLEDGE AGREEMENT

General

      Distributions on the Equity Units will be payable, purchase contracts (and documents relating to the Equity Units and purchase contracts) will be settled, and transfers of the Equity Units will be registrable at the office of the purchase contract agent in the Borough of Manhattan, The City of New York. In addition, if the Equity Units do not remain in book-entry form, payment of distributions on the Equity Units may be made, at our option, by check mailed to the address of the person entitled to payment as shown on the security register or by a wire transfer to the account designated by such person by a prior written notice.

      Shares of common stock will be delivered on May 15, 2005 (or earlier upon early settlement), or, if the purchase contracts have terminated, the related pledged securities will be delivered potentially after a delay as a result of the imposition of the automatic stay under the Bankruptcy Code (see “Description of the Purchase Contracts — Termination”), in each case upon presentation and surrender of the Equity Unit certificate at the office of the purchase contract agent.

      If a holder of outstanding Corporate Units or Treasury Units fails to present and surrender the Equity Unit certificate evidencing the Corporate Units or Treasury Units to the purchase contract agent on May 15, 2005, the shares of common stock issuable in settlement of the related purchase contract will be registered in the name of the purchase contract agent. The shares, together with any distributions, will be held by the purchase contract agent as agent for the benefit of the holder until the Equity Unit certificate is presented and surrendered or the holder provides satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the purchase contract agent and us.

      If the purchase contracts have terminated prior to May 15, 2005, the related pledged securities have been transferred to the purchase contract agent for distribution to the holders, and a holder fails to present and surrender the Equity Unit certificate evidencing the holder’s Corporate Units or Treasury Units to the purchase contract agent, the related pledged securities delivered to the purchase contract agent and payments on the pledged securities will be held by the purchase contract agent as agent for the benefit of the holder until the Equity Unit certificate is presented or the holder provides the evidence and indemnity described above.

      The purchase contract agent will have no obligation to invest or to pay interest on any amounts held by it pending distribution, as described above.

      No service charge will be made for any registration of transfer or exchange of the Equity Units, except for any tax or other governmental charge that may be imposed in connection with a transfer or exchange.

Modification

      With certain exceptions contained in the purchase contract agreement and the pledge agreement for modifications that are not adverse to holders, the purchase contract agreement and the pledge agreement will contain provisions permitting us and the purchase contract agent or collateral agent, as the case may be, with the consent of the holders of not less than a majority of the purchase contracts at the time outstanding, to modify the terms of the purchase contracts, the purchase contract agreement and the pledge agreement. No such modification may, however, without the consent of the holder of each outstanding purchase contract affected by the modification,

•	change any payment date

•	change the amount or type of pledged securities related to the purchase contract, impair the right of the holder of any pledged securities to receive distributions on the pledged securities or otherwise adversely affect the holder’s rights in or to the pledged securities

•	change the place or currency of payment or reduce any contract adjustment payments or deferred contract adjustment payments

•	impair the right to institute suit for the enforcement of the purchase contract or any contract adjustment payments

•	reduce the number of shares of common stock purchasable under the purchase contract, increase the price to purchase common stock upon settlement of the purchase contract, change the purchase contract settlement date or the right to early settlement or otherwise adversely affect the holder’s rights under the purchase contract, or

•	reduce the above-stated percentage of outstanding purchase contracts the consent of the holders of which is required for the modification or amendment of the provisions of the purchase contracts, the purchase contract agreement or the pledge agreement.

If any amendment or proposal referred to above would adversely affect only the Corporate Units or the Treasury Units, then only the affected class of holders will be entitled to vote on the amendment or proposal, and the amendment or proposal will not be effective except with the consent of the holders of not less than a majority of the affected class or of all of the holders of the affected classes, as applicable.

No Consent to Assumption

      Each holder of Equity Units, by acceptance of these securities, will under the terms of the purchase contract agreement and the Equity Units be deemed expressly to have withheld any consent to the assumption (i.e., affirmance) of the related purchase contracts by us or our trustee if we become the subject of a case under the Bankruptcy Code.

Consolidation, Merger, Sale or Conveyance

      We will covenant in the purchase contract agreement that we will not merge with and into, consolidate with or convert into any other entity or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to any person or entity, unless

•	the successor entity is an entity organized and existing under the laws of the United States of America or any state or the District of Columbia and that entity expressly assumes our obligations under the purchase contracts, the purchase contract agreement, the pledge agreement and the remarketing agreement, and

•	the successor entity is not, immediately after the merger, consolidation, conversion, sale, assignment, transfer, lease or conveyance, in default of its payment obligations under the purchase contracts, the purchase contract agreement, the pledge agreement and the remarketing agreement or in material default in the performance of any other covenants under these agreements.

Title

      We, the purchase contract agent and the collateral agent may treat the registered owner of any Equity Units as the absolute owner of the Equity Units for the purpose of making payment and settling the related purchase contracts and for all other purposes.

Replacement of Equity Unit Certificates

      In the event that physical certificates have been issued, any mutilated Equity Unit certificate will be replaced by us at the expense of the holder upon surrender of the certificate to the purchase contract agent. Equity Unit certificates that become destroyed, lost or stolen will be replaced by us at the expense of the holder upon delivery to us and the purchase contract agent of evidence of their destruction, loss or theft satisfactory to us and the purchase contract agent. In the case of a destroyed, lost or stolen Equity Unit certificate, an indemnity satisfactory to the purchase contract agent and us may be required at the expense of the holder of the Equity Units evidenced by the certificate before a replacement will be issued.

      Notwithstanding the foregoing, we will not be obligated to issue any Equity Unit certificates on or after the business day immediately preceding May 15, 2005 (or after early settlement) or after the purchase contracts have terminated. The purchase contract agreement will provide that, in lieu of the delivery of a replacement Equity Unit certificate following May 15, 2005, the purchase contract agent, upon delivery of the evidence and indemnity described above, will deliver the common stock issuable pursuant to the purchase contracts included in the Equity Units evidenced by the certificate, or, if the purchase contracts have terminated prior to May 15, 2005, transfer the pledged securities included in the Equity Units evidenced by the certificate.

Governing Law

      The purchase contract agreement, the pledge agreement and the purchase contracts will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Purchase Contract Agent

      Wachovia Bank, National Association, will be the purchase contract agent. The purchase contract agent will act as the agent for the holders of Equity Units from time to time. The purchase contract agreement will not obligate the purchase contract agent to exercise any discretionary authority in connection with a default under the terms of the Equity Units or the purchase contract agreement.

      The purchase contract agreement will contain provisions limiting the liability of the purchase contract agent. The purchase contract agreement will contain provisions under which the purchase contract agent may resign or be replaced. This resignation or replacement would be effective upon the acceptance of appointment by a successor.

      Wachovia Bank, National Association, maintains commercial banking relationships with us.

Information Concerning the Collateral Agent

      JPMorgan Chase Bank will be the collateral agent. The collateral agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any of the holders of the Equity Units except for the obligations owed by a pledgee of property to the owner of the property under the pledge agreement and applicable law.

      The pledge agreement will contain provisions limiting the liability of the collateral agent. The pledge agreement will contain provisions under which the collateral agent may resign or be replaced. This resignation or replacement would be effective upon the acceptance of appointment by a successor.

      JPMorgan Chase Bank maintains commercial banking relationships with us.

DESCRIPTION OF THE SENIOR NOTES

      The following description of our Senior Notes, Series J, due 2007 is only a summary and is not intended to be comprehensive. The description should be read together with the description set forth in the accompanying prospectus under the caption “Description of the Senior Notes.” In the event that information in this prospectus supplement is inconsistent with information in the accompanying prospectus, you should rely on this prospectus supplement.

General

      The senior notes will be issued as a separate series of debt securities under an indenture, dated as of March 31, 1994, between us and Regions Bank (successor-in-interest to First American Bank and Trust of Louisiana and Regions Bank of Louisiana), as trustee, and a supplemental indenture relating to the senior notes (collectively, the “Senior Indenture”).

      The senior notes are limited in aggregate principal amount to $500 million (or up to $575 million, if the underwriters exercise in full their over-allotment option with respect to the Corporate Units). The entire principal amount of the senior notes will mature and become due and payable, together with any accrued and unpaid interest, on May 15, 2007, unless a tax event redemption has occurred prior to May 15, 2007. Except for a tax event redemption, the senior notes will not be redeemable by us. Senior notes that are part of Corporate Units will be issued in certificated form. The senior notes will not be subject to a sinking fund provision.

Denominations; Transfer and Exchange

      The senior notes will be issuable in registered form, without coupons, in denominations of $25 and integral multiples of $25, and may be transferred or exchanged without service charge, but upon payment of any taxes or other governmental charges payable in connection therewith.

Payments

      Payments on senior notes issued as a global security will be made to the depositary, a successor depositary or, in the event that no depositary is used, to a paying agent for the senior notes. Principal and interest with respect to certificated senior notes will be payable, the transfer of the senior notes will be registrable and senior notes will be exchangeable for senior notes of other denominations of a like aggregate principal amount, at the office or agency maintained by us for this purpose in the Borough of Manhattan, The City of New York. At our option, however, payment of interest may be made by check mailed to the address of the person entitled thereto as such address appears in the security register. The Depository Trust Company will serve as the depositary with respect to the senior notes, and Regions Bank will serve as the initial paying agent, transfer agent and registrar for the senior notes. We may at any time designate additional transfer agents and paying agents with respect to the senior notes, and may remove any transfer agent, paying agent or registrar for the senior notes. We will at all times be required to maintain a paying agent and transfer agent for the senior notes in the Borough of Manhattan, The City of New York.

      The Senior Indenture does not contain provisions that afford holders of the senior notes protection in the event of a highly leveraged transaction or other similar transaction involving us that may adversely affect the holders.

Interest

      Each senior note will bear interest initially at the annual rate of 6.02% from May 6, 2002, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing August 15, 2002. Interest will be payable to the person in whose name the senior note is registered at the close of business on the first day of the month in which the interest payment date falls. Because the senior notes will be subject to regulations concerning contingent payment debt instruments, OID will accrue on the senior notes for United States federal income tax purposes.

      The interest rate on the senior notes will be reset in connection with the initial remarketing or, if it is unsuccessful, the next successful subsequent remarketing. Unless a tax event redemption has occurred, the interest rate on the senior notes will be reset to the reset rate described below under “— Market Rate Reset” on the initial remarketing date, which will be three business days immediately preceding February 15, 2005, and such reset rate will become effective on February 15, 2005. If the initial remarketing is unsuccessful, however, the interest rate on the senior notes will not be reset on the initial remarketing date and instead will be reset on the second remarketing date, which will be three business days immediately preceding March 15, 2005, and such reset rate will become effective on March 15, 2005. Similarly, if the second remarketing is unsuccessful, the interest rate on the senior notes will not be reset on the second remarketing date and instead will be reset on the third remarketing date, which will be three business days immediately preceding April 15, 2005, and such reset rate will become effective on April 15, 2005. Finally, if the third remarketing is unsuccessful, the interest rate on the senior notes will not be reset on the third remarketing date and instead, irrespective of whether the final remarketing is successful, will be reset on the fourth and final remarketing date, which will be three business days immediately preceding May 15, 2005, and such reset rate will become effective on May 15, 2005.

      The amount of interest payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed in the 90-day period. In the event that any date on which interest is payable on the senior notes is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of the delay, except that, if the business day is in the next succeeding calendar year, then the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled payment date.

Market Rate Reset

      In the case of a reset on the third business day immediately preceding February 15, 2005, March 15, 2005 or April 15, 2005, as the case may be, the reset rate will be the rate determined by the remarketing agent as the rate the senior notes should bear in order for the senior notes included in the Corporate Units to have an approximate aggregate market value on the reset date of 100.25% of the Treasury portfolio purchase price. In the case of a reset on the third business day immediately preceding May 15, 2005, the reset rate will be the rate determined by the remarketing agent as the rate the senior notes should bear in order for each senior note to have an approximate market value on the reset date of 100.25% of the principal amount of the senior note. If on the third business day immediately preceding May 15, 2005, the remarketing agent is unable to remarket the senior notes, then, in the case of a senior note not held as a component of a Corporate Unit, the reset rate will be equal to the sum of a reset spread and the rate of interest on the two year benchmark Treasury in effect on the third business day immediately preceding May 15, 2005, and will be determined by the remarketing agent as described in the purchase contract agreement. The reset rate will in no event exceed the maximum rate permitted by applicable law.

Optional Remarketing

      On or prior to the fifth business day immediately preceding February 15, 2005, in the case of the remarketing to be conducted on the initial remarketing date, or on or prior to the fifth business day immediately preceding March 15, 2005, April 15, 2005 or May 15, 2005, in the case of any remarketing to be conducted on the second, third or fourth remarketing date, respectively, but no earlier than the interest payment date immediately preceding February 15, 2005, March 15, 2005, April 15, 2005 or May 15, 2005, as applicable, holders of senior notes that are not part of Corporate Units may elect to have their senior notes remarketed in the same manner as senior notes that are part of Corporate Units by delivering their senior notes along with a notice of this election to the custodial agent designated by us. The custodial agent will hold the senior notes in an account separate from the collateral account in which the pledged senior notes are held. Holders of senior notes electing to have their senior notes remarketed will also have the right to withdraw their election on or prior to the fifth business day immediately preceding February 15, 2005, March 15, 2005, April 15, 2005 or May 15, 2005, as applicable. The proceeds of the remarketing of senior notes that are not part of Corporate Units will be paid to the holders in cash after deduction, to the extent permissible, of the remarketing fee.

Tax Event Redemption

      If a tax event occurs and is continuing, we may, at our option, redeem the senior notes in whole, but not in part, at any time at a redemption price equal to, for each senior note, the redemption amount described below plus accrued and unpaid interest, if any, to the redemption date. Installments of interest on senior notes that are due and payable on or prior to a redemption date will be payable to the holders of the senior notes registered as such at the close of business on the relevant record dates. If, following the occurrence of a tax event, we exercise our option to redeem the senior notes, the proceeds of the redemption will be payable in cash to the holders of the senior notes except as provided in the following sentence. If the tax event redemption occurs prior to a successful remarketing of the senior notes, the redemption price for the senior notes forming a part of the Corporate Units will be distributed to the collateral agent, who in turn will purchase the Treasury portfolio described below on behalf of the holders of Corporate Units and remit the remainder of the redemption price, if any, to the purchase contract agent designated by us for payment to these holders. The Treasury portfolio will be substituted for the senior notes and will be pledged to the collateral agent for our benefit to secure the Corporate Unit holders’ obligations to purchase our common stock under the purchase contracts that are part of the Corporate Units.

      “Tax event” means the receipt by us of an opinion of a nationally recognized independent tax counsel experienced in such matters to the effect that there is more than an insubstantial risk that interest payable by us on the senior notes would not be deductible, in whole or in part, by us for United States federal income tax purposes as a result of

•	any amendment to, change in, or announced proposed change in, the laws, or any regulations thereunder, of the United States or any political subdivision or taxing authority thereof or therein affecting taxation

•	any amendment to or change in an interpretation or application of any such laws or regulations by any legislative body, court, governmental agency or regulatory authority, or

•	any interpretation or pronouncement that provides for a position with respect to any such laws or regulations that differs from the generally accepted position on the original issue date,

which amendment, change or proposed change is effective or which interpretation or pronouncement is announced on or after the original issue date.

      If a tax event redemption occurs prior to a successful remarketing of the senior notes, the Treasury portfolio to be purchased on behalf of the holders of Corporate Units will consist of

•	zero-coupon interest or principal strips of U.S. Treasury securities that mature on or prior to May 15, 2005 in an aggregate amount equal to the aggregate principal amount of the senior notes included in Corporate Units on the tax event redemption date, and

•	with respect to each scheduled interest payment date on the senior notes that occurs after the tax event redemption date and on or before May 15, 2005, zero-coupon interest or principal strips of U.S. Treasury securities that mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on that date on the aggregate principal amount of the senior notes included in Corporate Units on the tax event redemption date.

      Solely for purposes of determining the Treasury portfolio purchase price in the case of a tax event redemption date occurring on or after February 15, 2005, March 15, 2005 or April 15, 2005 in the case of a successful remarketing on any such date, or on or after May 15, 2005 if the third remarketing of the senior notes on the third business day preceding April 15, 2005 resulted in an unsuccessful remarketing, “Treasury portfolio” will mean a portfolio of zero-coupon U.S. Treasury securities consisting of

•	principal or interest strips of U.S. Treasury securities that mature on or prior to May 15, 2007 in an aggregate amount equal to the aggregate principal amount of the senior notes outstanding on the tax event redemption date, and

•	with respect to each scheduled interest payment date on the senior notes that occurs after the tax event redemption date, interest or principal strips of U.S. Treasury securities that mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on that date on the aggregate principal amount of the senior notes outstanding on the tax event redemption date.

      “Redemption amount” means

•	in the case of a tax event redemption occurring prior to February 15, 2005, March 15, 2005 or April 15, 2005, or May 15, 2005 if the remarketing of the senior notes on the third business day preceding February 15, 2005, March 15, 2005 or April 15, 2005, as the case may be, resulted in an unsuccessful remarketing, for each senior note the product of the principal amount of the senior note and a fraction whose numerator is the Treasury portfolio purchase price and whose denominator is the aggregate principal amount of senior notes included in Corporate Units on the tax event redemption date, and

•	in the case of a tax event redemption date occurring on or after February 15, 2005, March 15, 2005 or April 15, 2005 in the case of a successful remarketing on any such date, or May 15, 2005 if the third remarketing of the senior notes on the third business day preceding April 15, 2005 resulted in an unsuccessful remarketing, for each senior note the product of the principal amount of the senior note and a fraction whose numerator is the Treasury portfolio purchase price and whose denominator is the aggregate principal amount of the senior notes outstanding on the tax event redemption date.

      Depending on the amount of the Treasury portfolio purchase price, the redemption amount could be less than or greater than the principal amount of the senior notes.

      As used in this context, “Treasury portfolio purchase price” means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding the tax event redemption date for the purchase of the Treasury portfolio for settlement on the tax event redemption date.

      “Quotation agent” means Goldman, Sachs & Co. or its successor or any other primary U.S. government securities dealer in New York City selected by us.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of senior notes to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the senior notes. In the event any senior notes are called for redemption, neither we nor the Senior Indenture trustee will be required to register the transfer of or exchange the senior notes to be redeemed.

Book-Entry and Settlement

      Senior notes that have been released from the pledge following substitution thereof or early settlement of the purchase contracts that are part of the Corporate Units will be issued in the form of one or more global certificates, which we refer to as global securities, registered in the name of the securities depositary or its nominee. Except under the limited circumstances described below or except upon recreation of Corporate Units from Treasury Units, senior notes represented by the global securities will not be exchangeable for, and will not otherwise be issuable as, senior notes in certificated form. The global securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

      The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in such a global security.

      Except as provided below, owners of beneficial interests in such a global security will not be entitled to receive physical delivery of senior notes in certificated form and will not be considered the holders (as defined in the Senior Indenture) thereof for any purpose under the Senior Indenture, and no global security representing senior notes will be exchangeable, except for another global security of like denomination and tenor to be registered in the name of the depositary or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the securities depositary or, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Senior Indenture.

      In the event that

•	the depositary notifies us that it is unwilling or unable to continue as a depositary for the global securities and no successor depositary has been appointed within 90 days after this notice

•	the depositary at any time ceases to be a clearing agency registered under the Securities Exchange Act of 1934 when the depositary is required to be so registered to act as the depositary and no successor depositary has been appointed within 90 days after we learn that the depositary has ceased to be so registered, or

•	we, in our sole discretion, determine that the global securities shall be so exchangeable,

certificates for the senior notes will be printed and delivered in exchange for beneficial interests in the global securities. Any global security that is exchangeable pursuant to the preceding sentence will be exchangeable for senior notes certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global securities.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following summary describes the material United States federal income tax consequences, as of the date of this prospectus supplement, of purchasing, owning and disposing of Equity Units, senior notes and shares of our common stock acquired under a purchase contract. Except where otherwise stated, this summary deals only with Equity Units, senior notes and shares of common stock held as capital assets by United States persons that purchase Equity

Units upon original issuance at their original issue price. For purposes of this summary, a “United States person” is:

•	an individual citizen or resident of the United States

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

      If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Equity Units, senior notes or shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership that holds Equity Units, senior notes or shares of our common stock, and the partners in such a partnership, should consult their tax advisors.

      The tax treatment of a holder may vary depending on the holder’s particular situation. This summary does not address all the tax consequences that may be relevant to holders that are subject to special tax treatment, such as:

•	dealers in securities or currencies

•	financial institutions

•	tax-exempt investors

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings

•	insurance companies

•	real estate investment companies

•	regulated investment companies

•	persons holding Equity Units, senior notes or shares of our common stock as part of a hedging, conversion, integrated or constructive sale transaction

•	persons holding Equity Units, senior notes or shares of our common stock as part of a straddle

•	persons whose functional currency is not the United States dollar, or

•	persons liable for alternative minimum tax.

      This summary is based on the Internal Revenue Code of 1986, as amended, which we will refer to as the Code, Treasury regulations promulgated under the Code, and administrative and judicial interpretations. These authorities may change at any time, however, and any change could be retroactive to the issuance date of the Equity Units. If that were to occur, the United States federal income tax consequences of purchasing, owning and disposing of Equity Units, senior notes and shares of our common stock could differ materially from the consequences described below.

      No statutory, administrative or judicial authority directly addresses the treatment of Equity Units or instruments similar to Equity Units for United States federal income tax purposes. As a result, no assurance can be given that the Internal Revenue Service, which we will refer to as the IRS, or the courts will agree with the tax consequences described herein. Each investor should consult its own tax advisor regarding the tax consequences of purchasing, owning and disposing of Equity Units, senior notes and shares of our common stock, including the tax consequences under state, local, foreign and other tax laws.

Corporate Units

      Allocation of Purchase Price. A holder’s acquisition of a Corporate Unit will be treated as an acquisition of the senior note and the purchase contract constituting the Corporate Unit. By purchasing a Corporate Unit, each holder will be deemed to have agreed to this treatment. The purchase price of each Corporate Unit will be allocated between the senior note and the purchase contract in proportion to their relative fair market values at the time of purchase. This allocation will establish a holder’s initial tax basis in the senior note and the purchase contract. We will report the fair market value of each senior note as $25.00 and the fair market value of each purchase contract as $0.00. This position will be binding on each holder (but not on the IRS) unless the holder explicitly discloses a contrary position on a statement attached to the holder’s timely filed United States federal income tax return for the taxable year in which a Corporate Unit is acquired. Thus, absent a disclosure, a holder should allocate the purchase price for a Corporate Unit in accordance with the foregoing. The remainder of this discussion assumes that this allocation will be respected for United States federal income tax purposes.

Senior Notes

      Ownership of Senior Notes. We, and by acquiring Corporate Units, each holder agree to treat the holder as the owner, for United States federal, state, and local income and franchise tax purposes, of the senior note that is a part of a Corporate Unit beneficially owned by the holder. The remainder of this summary assumes this treatment.

      Original Issue Discount. Because of the manner in which the interest rate on the senior notes is reset, the senior notes will be classified as contingent payment debt instruments under applicable Treasury regulations. All payments on the senior notes, including payments of stated interest, will be taken into account as original issue discount, or OID, under these Treasury regulations, and actual cash payments of interest on the senior notes will not be reported separately as taxable income. As discussed more fully below, the effect of these Treasury regulations will be to:

•	require each holder, regardless of its usual method of tax accounting, to use the accrual method with respect to the senior notes

•	possibly result in the accrual of OID by each holder in excess of stated interest payments actually received by the holder, and

•	generally result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, or other disposition of the senior notes.

      Under the contingent payment debt instrument rules, a holder will be required to include OID in income each year, regardless of its usual method of tax accounting, based on the “comparable yield” of the senior notes. The comparable yield of the senior notes will generally be the rate at which we would issue a fixed rate debt instrument with terms and conditions similar to the senior notes. We are required to determine and to provide to holders the comparable yield. Solely for tax purposes, we are also required to provide to holders a projected payment schedule that includes the actual interest payments on the senior notes and that estimates the amount and timing of contingent payments on the senior notes. We have determined that the comparable yield is an annual rate of 7.4%, compounded quarterly. Based on the comparable yield, the projected payment schedule per senior note is $0.41 for the period ending on August 15, 2002, $0.38 for each subsequent quarter ending on or prior to February 15, 2005, $0.59 for each quarter ending after February 15, 2005 and $25.59 at maturity. Under the Senior Indenture, we will agree, and by acquiring senior notes each holder will be deemed to have agreed, for United States federal income tax purposes, to be bound by our determination of the comparable yield and the projected payment schedule.

      The comparable yield and the projected payment schedule are not provided for any purpose other than determining each holder’s OID accruals and adjustments in respect of the senior notes. They do not constitute, and should not be construed as, a representation regarding the actual amount of payments that will be made on a senior note.

      The amount of OID on a senior note for each accrual period is determined by multiplying the comparable yield of the senior note, adjusted for the length of the accrual period, by the senior note’s adjusted issue price at the beginning of the accrual period, determined in accordance with the rules set forth in the contingent payment debt instrument regulations. The adjusted issue price of each senior note at the beginning of each accrual period will equal $25.00, increased by any OID previously accrued on the senior note and decreased by the fixed payments and by the contingent payments projected to be made on the senior note. The amount of OID so determined is then allocated on a ratable basis to each day in the accrual period that a holder held the senior note. We are required to provide information returns stating the amount of OID accrued on senior notes held of record by persons other than corporations and other exempt holders.

      If, after the remarketing date, the remaining amounts of principal and interest payable on the senior notes differ from the payments set forth on the projected payment schedule, negative or positive adjustments reflecting the difference should be taken into account by a holder as adjustments to interest income in a reasonable manner over the period to which they relate.

Treasury Units

      Substitution of Treasury Security to Create Treasury Units. If a holder delivers a Treasury security to the collateral agent in substitution of a senior note, the holder generally will not recognize gain or loss upon the delivery of the Treasury security or the release of the senior note. The holder will continue to take into account items of income or deduction otherwise includible or deductible, respectively, with respect to the senior note and Treasury security, and the holder’s tax basis in the senior note, the Treasury security and the purchase contract will not be affected by the delivery and release.

      Ownership of Treasury Securities. We and, by acquiring Treasury Units, each holder agree to treat the holder as the owner, for United States federal, state, and local income and franchise tax purposes, of the Treasury security that is a part of a Treasury Unit beneficially owned by the holder. The remainder of this summary assumes this treatment. The holder’s initial tax basis in a Treasury security that is a part of a Treasury Unit will equal the amount paid for the Treasury security. In general, a holder will be required to include in income each year that the holder holds a Treasury security the portion of the OID or acquisition discount that accrues on the Treasury security in that year.

      Substitution of Senior Notes to Recreate Corporate Units. If a holder delivers senior notes to the collateral agent to recreate Corporate Units, the holder generally will not recognize gain or loss upon the delivery of the senior notes or the release of the Treasury security. The holder will continue to take into account items of income or deduction otherwise includible or deductible, respectively, with respect to the senior note and Treasury security, and the holder’s tax basis in the senior note, the Treasury security and the purchase contract will not be affected by the delivery and release.

Purchase Contracts

      Purchase Contract Adjustment Payments. There is no direct authority addressing the treatment of the purchase contract adjustment payments under current law, and such treatment is unclear. Purchase contract adjustment payments may constitute taxable income to a holder of Equity Units when received or accrued, in accordance with the holder’s method of tax accounting. To the extent we are required to file information returns with respect to purchase contract adjustment payments, we intend to report those payments as taxable income to each holder. Holders should consult their own tax advisors concerning the treatment of purchase contract adjustment payments, including the possibility that any such payment may be treated as a loan, purchase price adjustment, rebate or payment analogous to an option premium, rather than being includible in income on a current basis. The treatment of purchase contract adjustment payments could affect a holder’s tax basis in a purchase contract or shares of our common stock acquired under a purchase contract, or the amount realized by a holder upon the sale or disposition of Equity Units or the termination of a purchase contract. See “— Acquisition of Common Stock Under a Purchase Contract,” “— Termination of a Purchase Contract” and “Sale or Disposition of Equity Units.”

      Acquisition of Common Stock Under a Purchase Contract. A holder of an Equity Unit generally will not recognize gain or loss on the purchase of shares of our common stock under a purchase contract, except with respect to any cash paid in lieu of a fractional share of our common stock. Subject to the following discussion, a holder’s aggregate initial tax basis in the shares of our common stock acquired under a purchase contract generally should equal (a) the purchase price paid for the common stock, plus (b) the holder’s tax basis in the purchase contract (if any), less (c) the portion of the purchase price and tax basis allocable to the fractional share. Purchase contract adjustment payments that were paid to a holder in cash but that were not includible in the holder’s income should reduce the holder’s tax basis in the purchase contract or the shares of our common stock to be acquired thereunder. See “— Purchase Contract Adjustment Payments.” The holding period for shares of our common stock acquired under a purchase contract will commence on the day following the acquisition.

      Ownership of Common Stock Acquired Under a Purchase Contract. Any distribution on shares of our common stock paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will constitute a dividend and will be includible in income by holders when received. Any such dividend will be eligible for the dividends received deduction if the holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. Distributions on shares of our common stock in excess of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a tax-free return of capital to the extent of the holder’s tax basis in shares of our common stock and, to the extent in excess of basis, as capital gain.

      Early Settlement of a Purchase Contract. A holder of Equity Units will not recognize gain or loss on the receipt of the holder’s proportionate share of senior notes or Treasury securities upon early settlement of a purchase contract, and the holder will have the same tax basis in the senior notes or Treasury securities as it had before the early settlement.

      Termination of a Purchase Contract. If a purchase contract terminates, a holder of an Equity Unit will recognize capital gain or loss equal to the difference between the amount realized (if any) upon the termination and the holder’s adjusted tax basis (if any) in the purchase contract at the time of the termination. Purchase contract adjustment payments, if any, received by a holder but not includible in the holder’s income should either reduce the holder’s tax basis in the purchase contract or result in an amount realized on the termination of the purchase contract. See “— Purchase Contract Adjustment Payments.” Capital gains of individuals derived in respect of capital assets held for more than one year are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

      A holder will not recognize gain or loss on the receipt of the holder’s proportionate share of senior notes or Treasury securities upon termination of the purchase contract and will have the same tax basis in the senior notes or Treasury securities as it had before the termination. If the termination of a purchase contract occurs when the purchase contract has a negative value, see “Sale or Disposition of Equity Units.” Each holder should consult its own tax advisor regarding the termination of a purchase contract when the purchase contract has a negative value.

      Adjustment to Settlement Rate. A holder may be treated as receiving a constructive distribution from us if (i) the settlement rate is adjusted and, as a result of the adjustment, the proportionate interest of holders of Equity Units in our assets or earnings and profits is increased and (ii) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the settlement rate would not be considered made pursuant to such a formula if the adjustment were made to compensate a holder for certain taxable distributions with respect to our common stock. Thus, under certain circumstances, an increase in the settlement rate might give rise to a taxable dividend to a holder even though the holder did not receive any cash related thereto.

Sale or Disposition of Equity Units

      Upon a disposition of Corporate Units or Treasury Units, a holder will be treated as having sold, exchanged or disposed of the purchase contracts and the senior notes or Treasury securities that constitute the Corporate Units or Treasury Units. A holder generally will have gain or loss equal to the difference between the portion of the proceeds allocable to the purchase contracts and the senior notes or Treasury securities and the holder’s adjusted tax bases in the purchase contracts and the senior notes or Treasury securities. For purposes of determining gain or loss, the proceeds will not include an amount equal to accrued and unpaid interest on Treasury securities not previously included in income, which amount will be treated as ordinary interest income. Further, to the extent a holder is treated as having received an amount with respect to accrued purchase contract adjustment payments, those amounts may be treated as ordinary income to the extent not previously included in income. Alternatively, purchase contract adjustment payments that a holder did not previously include in income could either reduce the holder’s tax basis in the purchase contract or result in an increase in the amount realized on the disposition of the purchase contract. See “Purchase Contracts — Purchase Contract Adjustment Payments.”

      In the case of the purchase contracts and the Treasury securities, gain or loss generally will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are taxed at preferential rates. The deductibility of capital losses is subject to limitations. If the disposition of Corporate Units or Treasury Units occurs when a purchase contract has a negative value, a holder should be considered to have received additional consideration for the senior notes or Treasury securities in an amount equal to the negative value, and to have paid that amount to be released from the holder’s obligation under the purchase contract. Because, as described below, any gain on the disposition of a senior note before the remarketing date generally will be treated as ordinary interest income, the ability to offset this interest income with a loss on the purchase contract may be limited. Each holder should consult its tax advisor regarding a disposition of Corporate Units or Treasury Units at a time when a purchase contract has a negative value.

      Gain on the sale, exchange or other disposition of a senior note before the remarketing date generally will be treated as ordinary interest income. Loss from the disposition of a senior note before the remarketing date will be treated as ordinary loss to the extent of a holder’s prior interest inclusions (reduced by the total net negative adjustments previously allowed as an ordinary loss). Any loss in excess of that amount will be treated as a capital loss. In general, gain recognized on the sale, exchange or other disposition of a senior note on or after the remarketing date will be ordinary interest income to the extent attributable to the excess, if any, of the present value of the total remaining principal and interest payments due on the senior note over the present value of the total remaining payments set forth on the projected payment schedule for the senior note. Any gain recognized in excess of that amount, and any loss recognized on a sale, exchange or other disposition, generally will be treated as capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

      Special rules apply in determining a holder’s adjusted tax basis in a senior note. A holder’s tax basis in a note is generally increased by OID that the holder previously accrued on the senior note, and reduced by the fixed payments and by the contingent payments projected to be made.

Remarketing or Tax Event Redemption of the Senior Notes

      A remarketing or tax event redemption of the senior notes will be a taxable event for holders of senior notes, which will be subject to tax in the manner described above under “Sale or Disposition of Equity Units.”

      Ownership of the Treasury Portfolio. After the remarketing date, a holder’s Corporate Unit will include an interest in a Treasury portfolio instead of a senior note. We and, by acquiring Corporate Units, each holder agree to treat the holder as the owner, for United States federal, state and local income and franchise tax purposes, of the applicable ownership interest in the Treasury portfolio that is a part of the Corporate Units beneficially owned by the holder. Each holder’s initial tax basis in its applicable ownership interest in the Treasury portfolio will equal the holder’s pro rata portion of the amount paid by the remarketing agent for the Treasury portfolio. Each holder’s adjusted tax basis in the applicable ownership interest in the Treasury portfolio will be increased by the amount of OID included in income with respect thereto and decreased by the amount of cash received in respect of the applicable ownership interest in the Treasury portfolio.

      Interest Income and Original Issue Discount. The Treasury portfolio will consist of stripped Treasury securities. Following a remarketing of the senior notes, a holder of Corporate Units will be required to treat its pro rata portion of each Treasury security in the Treasury portfolio as a bond that was originally issued on the date the collateral agent acquired the relevant Treasury security, and that has OID equal to the holder’s pro rata portion of the excess of the amounts payable on the Treasury security over the value of the Treasury security at the time the collateral agent acquired it on behalf of holders of Corporate Units. A holder, whether on the cash or accrual method of tax accounting, will be required to include OID (other than OID on short-term Treasury securities, as defined below) in income for United States federal income tax purposes as it accrues on a constant yield to maturity basis. The amount of the excess will constitute only a portion of the total amounts payable in respect of the Treasury portfolio. Consequently, a portion of each scheduled payment to a holder will be treated as a return of the holder’s investment in the Treasury portfolio and will not be considered current income for United States federal income tax purposes.

      In the case of any Treasury security with a maturity of one year or less from the date of its issue (a “short-term Treasury Security”), in general only accrual basis taxpayers will be required to include OID in income as it accrues. Unless an accrual basis holder elects to accrue the OID on a short-term Treasury security on a constant yield to maturity basis, the OID will be accrued on a straight-line basis.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to payments on Equity Units, senior notes, Treasury securities and shares of our common stock made to a holder, and to the proceeds of the sale or other disposition of such instruments, unless the holder is an exempt recipient such as a corporation. A backup withholding tax will apply to such payments if a holder fails to provide a taxpayer identification number or to satisfy certain other requirements, fails to provide a certification of exempt status, or fails to report in full interest income.

ERISA CONSIDERATIONS

      The following is a summary of certain considerations associated with the acquisition, holding and disposition of Equity Units (and the securities underlying such units) by employee benefit plans (“ERISA Plans”) that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements (“Non-ERISA Plans” and, together with the ERISA Plans, the “Plans”) that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “similar laws”), and entities whose underlying assets are considered to include “plan assets” (“Plan Assets”) of such plans, accounts and arrangements under U.S. Department of Labor (the “DOL”) Regulation Section 2510.3-101.

General Fiduciary Matters

      ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation with respect to such a Plan, is generally considered to be a fiduciary of such Plan.

      In considering an investment of a portion of the assets of any such Plan in the Equity Units (and the securities underlying the Equity Units), a fiduciary should determine whether such investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any similar law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any of the applicable similar laws.

      In addition, any insurance company proposing to invest assets of its general account in the Equity Units (and the securities underlying the Equity Units) should consider the extent that such investment would be subject to the requirements of ERISA in light of the U.S. Supreme Court’s decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank and under any subsequent legislation or other guidance that has or may become available relating to that decision, including the enactment of Section 401(c) of ERISA by the Small Business Job Protection Act of 1996 and the regulations promulgated thereunder.

Prohibited Transaction Issues

      Section 406 of ERISA and Section 4975 of the Code prohibit Plans subject to Title I of ERISA or Section 4975 of the Code from engaging in specified transactions involving Plan Assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest, a disqualified person or a Plan fiduciary who engages in, or causes a Plan to engage in, a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

      The Equity Units (and the securities underlying the Equity Units) will be deemed to constitute Plan Assets and the acquisition, holding and disposition of the Equity Units (and the securities underlying the Equity Units) may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, if CenturyTel, the seller or the purchaser is a party in interest or disqualified person with respect to such Plan, unless an exemption is available. In this regard, the DOL has issued certain prohibited transaction class exemptions, or “PTCEs,” that may apply to such transactions. Those class exemptions include, without limitation, PTCE 84-14 (respecting transactions effected by independent qualified professional asset managers), PTCE 90-1 (respecting investments by insurance company pooled separate accounts), PTCE 91-38 (respecting investments by bank collective investment funds), PTCE 95-60 (respecting investments by insurance company general accounts), PTCE 96-23 (respecting transactions effected by in-house asset managers), and PTCE 75-1 (respecting principal transactions by a broker-dealer). There can be no assurance, however, that all of the conditions required by any such exemption will be satisfied.

      Accordingly, due to the complexities of those rules and the penalties that may be imposed as a result of a non-exempt prohibited transaction, each holder, and the fiduciary of any Plan that is a holder, will be deemed to have represented and warranted by its purchase and/or holding of the Equity Units (and the securities underlying such Equity Units) on each day from and including the date of such purchase through and including the date of satisfaction of its obligation under the purchase contract and the disposition of any Equity Unit (and any security underlying the Equity Units) that (i) it is not a Plan (ii) no Plan Assets have been used, or (iii) the acquisition, holding and the disposition of any Equity Unit (and any security underlying the Equity Units) by such holder does not and will not constitute a prohibited transaction under ERISA or Section 4975 of the Code or other similar laws unless a PTCE is available with respect to such transactions and all the conditions of such PTCE have been satisfied.

      In addition, no Plan will be permitted to participate in the remarketing program unless and until such Plan provides the remarketing agent with assurances, reasonably satisfactory to the remarketing agent, that such participation in the remarketing program will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or other similar laws.

      The foregoing discussion is general in nature and is not intended to be all inclusive. Any Plan or other entity whose assets include Plan Assets subject to ERISA, Section 4975 of the Code or similar laws should consult its advisors and/or counsel before making an investment in the Equity Units.

UNDERWRITING

      CenturyTel and the underwriters named below, for whom Goldman, Sachs & Co. is acting as representative, have entered into an underwriting agreement with respect to the Corporate Units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of Corporate Units set forth in the following table:

Underwriters	Number of Corporate Units

Goldman, Sachs & Co.	14,400,000
Banc of America Securities LLC	800,000
First Union Securities, Inc.	800,000
Banc One Capital Markets, Inc.	600,000
CIBC World Markets Corp.	600,000
Legg Mason Wood Walker, Incorporated	600,000
Morgan Keegan & Company, Inc.	600,000
SunTrust Capital Markets, Inc.	600,000
Raymond James & Associates, Inc.	400,000
Mizuho International plc	200,000
Tokyo-Mitsubishi International plc	200,000
The Williams Capital Group, L.P.	200,000

Total	20,000,000

      The underwriters are committed to take and pay for all of the Corporate Units being offered, if any are taken, other than the Corporate Units covered by the option described below unless and until this option is exercised.

      If the underwriters sell more Corporate Units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 3,000,000 Corporate Units from CenturyTel to cover such sales. The underwriters may exercise that option within 30 days from the date of this prospectus supplement. If any Corporate Units are purchased pursuant to this option, the underwriters will severally purchase Corporate Units in approximately the same proportions as set forth above.

      The following table summarizes the underwriting discounts and commissions to be paid to the underwriters by CenturyTel. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,000,000 additional Corporate Units.

Paid by CenturyTel	No Exercise	Full Exercise

Per Corporate Unit	$0.78125	$0.78125
Total	$15,625,000	$17,968,750

      Corporate Units sold by the underwriters to the public will initially be offered at the price to the public set forth on the cover of this prospectus supplement. Any Corporate Units sold by the underwriters to securities dealers may be sold at a discount from the price to the public of up to $0.45 per Corporate Unit from the initial price to the public. If all the units are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

      CenturyTel and its directors and executive officers will agree that for a period of 90 days, subject to certain exceptions, CenturyTel and its directors and executive officers will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, shares of CenturyTel common stock, securities convertible into or exchangeable or exercisable for any shares of CenturyTel common stock, or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangements that transfers, in whole or in part, any of the economic consequences of ownership of CenturyTel common stock, without the prior written consent of Goldman, Sachs & Co. This agreement does not apply to issuances under our employee or director compensation plans or our employee or other investment plans. This agreement also does not apply to offers and sales by CenturyTel’s directors and executive officers of up to 1.5 million shares of CenturyTel common stock pursuant to plans adopted under Rule 10b5-1 under the Securities Exchange Act of 1934. Goldman, Sachs & Co., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

      The Corporate Units are a new issue of securities with no established trading market. The Corporate Units have been approved for listing on the New York Stock Exchange under the symbol “CTLPrA.” CenturyTel has been advised by the representative that it may make a market in the Corporate Units, but it is not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Corporate Units.

      In connection with this offering, the underwriters may purchase and sell the Corporate Units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Corporate Units than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional Corporate Units from CenturyTel in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional Corporate Units or purchasing Corporate Units in the open market. In determining the source of Corporate Units to close out the covered short position, the underwriters will consider, among other things, the price of Corporate Units available for purchase in the open market as compared to the price at which they may purchase Corporate Units through their option to purchase additional Corporate Units from CenturyTel. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing Corporate Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Corporate Units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids for or purchases of Corporate Units made by the underwriters in the open market prior to the completion of the offering.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased the Corporate Units sold by or for the account of such underwriter in stabilizing or short-covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Corporate Units. As a result, the price of the Corporate Units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

      CenturyTel estimates that its share of the total expenses of this offering of the Corporate Units, including rating agency fees but excluding underwriting discounts and commissions, will be approximately $1.0 million.

      This prospectus supplement and accompanying prospectus in electronic format will be made available on a web site maintained by Goldman, Sachs & Co. and may also be made available on web sites maintained by other underwriters. The underwriters may agree to allocate a number of Corporate Units for sale to their online brokerage account holders. Internet distributions will be allocated by Goldman, Sachs & Co. to underwriters that may make Internet distributions on the same basis as other allocations.

      CenturyTel has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, including investment banking and commercial banking transactions, and perform services for, CenturyTel and its affiliates in the ordinary course of business. An affiliate of Goldman, Sachs & Co. and affiliates of certain of the other underwriters have proposed to provide the $600 million short-term bridge loan facility that we anticipate entering into during the second quarter of 2002. Affiliates of certain of the underwriters have also proposed to provide a portion of the other credit facilities that we anticipate entering into during such quarter. See “Prospectus Supplement Summary — CenturyTel — Proposed Financing Transactions.”

      Certain affiliates of Banc of America Securities LLC, Banc One Capital Markets, Inc., First Union Securities, Inc., Mizuho International plc, Morgan Keegan & Company, Inc., SunTrust Capital Markets, Inc. and Tokyo-Mitsubishi International plc are lenders to CenturyTel under its 1997 and 2001 revolving credit facilities and will receive a portion of amounts to be repaid under its 1997 credit facility from the proceeds of this offering. See “Use of Proceeds.” Because more than 10% of the net proceeds of this offering will be paid to affiliates of members of the National Association of Securities Dealers, Inc. who are participating in this offering, this offering is being conducted in compliance with Rule 2710(c)(8) of the Conduct Rules of the NASD. The representative has informed CenturyTel that the underwriters will not confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

      First Union Securities, Inc., one of the underwriters, is an indirect, wholly owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus supplement, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the Corporate Units offered by this prospectus supplement.

LEGAL MATTERS

      The validity of the Equity Units and certain U.S. federal income tax matters will be passed upon for CenturyTel by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana. Certain legal matters relating to the Equity Units will be passed upon for the underwriters by Pillsbury Winthrop LLP, New York, New York.

$3,000,000,000

CenturyTel, Inc.

DEBT SECURITIES

PREFERRED STOCK
DEPOSITARY SHARES
COMMON STOCK
WARRANTS
PURCHASE CONTRACTS
PURCHASE UNITS

CenturyTel Capital Trust I

TRUST PREFERRED SECURITIES

Guaranteed as set forth herein by
CenturyTel, Inc.

       We or CenturyTel Capital Trust I may use this prospectus to offer the following securities for sale, either separately, together or in combination with other such securities:

•	Unsecured senior or subordinated debt securities

•	Preferred stock

•	Depositary shares representing fractional interests in our preferred stock

•	Common stock

•	Warrants to purchase debt securities, preferred stock, depositary shares or common stock

•	Purchase contracts

•	Purchase units, or

•	Trust preferred securities issued by CenturyTel Capital Trust I.

      We will describe the specific terms of any securities offered in one or more supplements to this prospectus. A supplement may also add, update or change information contained in this prospectus.

      Our common stock trades on the New York Stock Exchange under the symbol “CTL.” Our principal executive offices are located at 100 CenturyTel Drive, Monroe, Louisiana 71203, and our telephone number is (318) 388-9000.

      You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2002.

      You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. Neither we nor the Trust has authorized anyone to provide you with different information. Neither we nor the Trust are making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents. The information contained in our website, www.centurytel.com, is not a part of this prospectus or any prospectus supplement.

ABOUT THIS PROSPECTUS

      This prospectus is part of a Registration Statement on Form S-3 that we and the Trust filed with the Securities and Exchange Commission utilizing a shelf registration process. Under the shelf process, we or the Trust may sell any combination of securities described in this prospectus in one or more offerings, up to a total dollar amount of $3,000,000,000. This prospectus provides you with a general description of the securities we or the Trust may offer. Each time we or the Trust sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy that information at the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC’s Internet address is http://www.sec.gov. You may also obtain certain information about us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

      We and the Trust have filed a Registration Statement on Form S-3 and related exhibits with the SEC under the Securities Act of 1933. The Registration Statement may contain additional information that may be important to you. You may read the Registration Statement and exhibits without charge at the SEC’s public reference room, and you may obtain copies from the SEC at prescribed rates.

      The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to documents on file with the SEC. Some information that we currently have on file is incorporated by reference and is an important part of this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus. You should therefore read the information incorporated by reference in this prospectus with the same care you use when reading this prospectus and any prospectus supplement. Certain information that we file later with the SEC will automatically update and supersede information incorporated by reference in this prospectus and information contained in this prospectus or any prospectus supplement.

      We incorporate by reference the following documents that we have filed or will file with the SEC pursuant to the Securities Exchange Act of 1934:

•	Annual Report on Form 10-K for the year ended December 31, 2001.

•	Current Reports on Form 8-K filed on January 31, 2002, February 1, 2002, March 22, 2002, April 25, 2002 and April 29, 2002.

•	The description of our common stock contained in our registration statement, as amended and restated on Form 8-A/A (File No. 1-7784; filed November 19, 1999), and the description of our related preference share purchase rights contained in our registration statement, as amended and restated on Form 8-A/A (File No. 1-7784; filed on November 19, 1999).

•	All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

      At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing us at 100 CenturyTel Drive, Monroe, Louisiana 71203, Attention: Harvey P. Perry, or by telephoning us at (318)388-9000.

      The Trust will not be subject to the information reporting requirements of the Securities Exchange Act of 1934.

FORWARD-LOOKING STATEMENTS

      Certain statements made in this prospectus and the documents incorporated herein by reference that are not historical facts are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Our actual results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to:

•	our ability to effectively manage our growth, including successfully financing and timely consummating our pending acquisitions on the terms described elsewhere in this prospectus, integrating newly acquired properties into our operations, hiring adequate numbers of qualified staff and successfully upgrading our billing and other information systems

•	our ability to timely consummate the pending sale of our wireless business on the terms described elsewhere in this prospectus

•	the risks inherent in rapid technological change

•	the effects of ongoing changes in the regulation of the communications industry, including the final outcome of pending regulatory and judicial proceedings affecting communication companies generally

•	the effects of greater than anticipated competition in our markets

•	possible changes in the demand for, or pricing of, our products and services, including lower than anticipated demand for our newly offered products and services

•	our ability to successfully introduce new product or service offerings on a timely and cost-effective basis

•	the effects of more general factors such as changes in interest rates, in general market or economic conditions or in legislation, regulation or public policy.

These factors, and others, are described in greater detail in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2001. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of the document in which they appear. Except for our obligations to disclose material information under the federal securities laws, we undertake no obligation to update any of our forward-looking statements for any reason.

      When used in this prospectus, (1) the term “MSA” means a Metropolitan Statistical Area for which the Federal Communications Commission (the “FCC”) has granted a cellular operating license, (2) the term “RSA” means a Rural Service Area for which the FCC has granted a cellular operating license, (3) the term “DSL” means digital subscriber lines, through which we provide high-speed Internet service, (4) the term “LEC” means a local exchange carrier that provides local telephone service, (5) the term “pops,” whenever used with respect to our wireless operations, means the population of licensed markets (based on independent third-party population estimates) multiplied by our proportionate equity interests in the licensed operators of those markets and (6) “Registration Statement” means the registration statement on Form S-3 referred to on page 1.

      The terms “CenturyTel,” “we,” “us” and “our” refer to CenturyTel, Inc., and not any of our subsidiaries (unless the context otherwise requires and except under the heading “CenturyTel,” where such terms refer to the consolidated operations of CenturyTel and our subsidiaries), and the term “Trust” refers to CenturyTel Capital Trust I, a Delaware business trust.

CENTURYTEL

CenturyTel

      We are a regional integrated communications company. We are primarily engaged in providing local telephone and wireless communications services in 21 states. We also provide long distance, Internet, competitive local exchange, broadband data, security monitoring, and other communications and business information services. For the year ended December 31, 2001, local telephone and wireless communications services provided 71% and 21%, respectively, of our consolidated revenues. As described further below, we recently agreed to purchase additional telephone access lines and to sell our wireless communications business. If these transactions had been completed on January 1, 2001, local telephone services would have provided 92% of our pro forma consolidated revenues for the year ended December 31, 2001.

Operations

      Telephone operations. Based on published sources, we believe that we are currently the eighth largest local exchange telephone company in the United States, measured by the number of telephone access lines served. At December 31, 2001, our telephone subsidiaries served approximately 1.8 million access lines in 21 states, primarily in rural, suburban and small urban communities (not including approximately 675,000 access lines that we have agreed to purchase from affiliates of Verizon Communications, Inc., as discussed below). All of our access lines are served by digital switching technology, which in conjunction with other technologies allows us to offer additional premium services to our customers, including call forwarding, conference calling, caller identification, selective call ringing and call waiting.

      The following table sets forth information with respect to our access lines as of December 31, 2001.

	December 31, 2001

	Number of		Percent of
State	Access Lines		Access Lines

Wisconsin	498,331	(1)	28%
Arkansas	271,617		15
Washington	189,868		11
Missouri	130,651	(2)	7
Michigan	114,643		6
Louisiana	104,043		6
Colorado	97,571		6
Ohio	84,636		5
Oregon	78,592		4
Montana	65,974		4
Texas	51,451		3
Minnesota	31,110		2
Tennessee	27,660		2
Mississippi	23,579		1
New Mexico	6,396		—
Idaho	6,119		—
Indiana	5,490		—
Wyoming	5,408		—

	December 31, 2001

	Number of	Percent of
State	Access Lines	Access Lines

Iowa	2,072	—
Arizona	1,937	—
Nevada	495	—

	1,797,643	100%

(1)	Approximately 61,990 of these lines are owned and operated by CenturyTel’s 89%-owned affiliate.

(2)	These lines are owned and operated by CenturyTel’s 75.7%-owned affiliate.

      We expect future growth in our telephone operations from acquiring additional telephone properties, providing service to new customers, increasing network usage and providing additional services.

      Our telephone subsidiaries are installing fiber optic cable in certain of our high traffic markets and have provided alternative routing of telephone service over fiber optic cable networks in several strategic operating areas. At December 31, 2001, our telephone subsidiaries had approximately 10,900 miles of fiber optic cable in use.

      Wireless Operations. Based on published sources, we believe that we are currently the eighth largest cellular telephone company in the United States, based on cellular pops. At December 31, 2001, our majority-owned and operated cellular systems had access to approximately 7.8 million cellular pops and served approximately 797,000 customers in 19 MSAs and 22 RSAs in Michigan, Louisiana, Arkansas, Mississippi, Wisconsin and Texas. At December 31, 2001, we also owned minority equity interests in cellular companies operating in 10 MSAs and 22 RSAs, which represent approximately 2.0 million additional cellular pops. As described further below under “— Pending Acquisitions and Dispositions — Wireless Operations Divestiture,” we agreed on March 19, 2002, to sell our wireless business to an affiliate of Alltel Corporation.

      Other Operations. We also provide long distance, Internet, competitive local exchange, broadband data, and security monitoring in certain local and regional markets, as well as certain printing and related business information services. At December 31, 2001, our long distance business served approximately 465,000 customers in certain of our markets, and we provided Internet access services to a total of approximately 144,800 customers, 121,500 of which received traditional dial-up Internet service and 23,300 of which received retail DSL services.

      In late 2000, we began offering competitive local exchange telephone services, coupled with long distance, wireless, Internet access and other services, to small to medium-sized businesses in Monroe and Shreveport, Louisiana, and in late 2001, we began offering similar services in Grand Rapids and Lansing, Michigan.

      In connection with our long-range plans to sell capacity to other carriers in or near certain of our select markets, we began providing broadband data service in the second quarter of 2001 to customers over a recently constructed 700-mile fiber optic ring connecting several communities in southern and central Michigan.

Pending Acquisitions and Dispositions

      Wireline Acquisitions. On October 22, 2001, we entered into definitive agreements to purchase from affiliates of Verizon Communications, Inc. assets comprising all of Verizon’s local telephone operations in Missouri and Alabama for approximately $2.159 billion in cash, subject to certain adjustments described below.

      The assets to be purchased will include (i) all telephone access lines (which numbered approximately 372,000 as of December 31, 2001) and related property and equipment comprising Verizon’s local exchange operations in 98 exchanges in predominantly rural and suburban markets throughout Missouri, several of which are adjacent to properties currently owned and operated by us, (ii) all telephone access lines (which numbered approximately 304,000 as of December 31, 2001) and related property and equipment comprising Verizon’s local exchange operations in 90 exchanges in predominantly rural markets throughout Alabama, (iii) Verizon’s assets used to provide DSL and other high speed data services within the purchased exchanges in both states and (iv) an aggregate of approximately 2,800 route miles of fiber optic cable within the purchased exchanges in both states. The acquired assets will not include Verizon’s wireless, long distance, dial-up Internet, or directory publishing operations. The purchase price will be adjusted to, among other things, (i) reimburse Verizon for pre-closing construction costs and (ii) compensate us if Verizon fails to attain certain specified pre-closing capital expenditure targets. We do not expect the aggregate effect of these adjustments to be material.

      We have received the principal FCC approvals and waivers necessary for us to consummate the acquisitions on the terms proposed, and the Alabama Public Service Commission has approved our purchase of the Alabama properties. Our purchase of the Missouri properties remains subject to the approval of the Missouri Public Service Commission. Consummation of each transaction is also subject to the receipt of certain additional FCC approvals, the receipt of certain third party consents and various other customary closing conditions. Subject to these conditions, we expect to complete the purchase of the Alabama properties late in the second quarter of 2002, and the purchase of the Missouri properties during the third quarter of 2002. Neither purchase is conditioned upon the completion of the other purchase. Under each definitive agreement, we have agreed to pay Verizon 10% of the transaction consideration if the purchase is not consummated under certain specified conditions, including our inability to finance the transaction.

      Wireless Operations Divestiture. On March 19, 2002, we entered into a definitive agreement to sell the stock of our wireless business to an affiliate of Alltel Corporation in exchange for $1.65 billion in cash, subject to certain adjustments that we do not expect to be material. We anticipate that our after-tax proceeds from this sale will be approximately $1.3 billion.

      We have agreed to (i) seek acknowledgments from some of our cellular partners confirming that they do not hold “first refusal” rights to purchase certain of our cellular partnership interests, (ii) seek waivers from certain other partners of their first refusal rights and (iii) in certain instances, offer a limited number of our cellular partnership interests to partners holding such rights. The sale is subject to the satisfactory completion of these processes for various partnerships.

      The sale is also subject to (i) approval by the FCC, (ii) our request to waive certain FCC rules not being denied by the FCC, (iii) compliance with the notification and waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iv) receipt of third-party consents and (v) various other customary closing conditions. Subject to these conditions, we expect to complete the sale in the third quarter of 2002.

      Future Acquisitions. We continually evaluate the possibility of acquiring additional telecommunications assets in exchange for cash, securities or both, and at any given time may be engaged in discussions or negotiations regarding additional acquisitions. We generally do not announce our acquisitions until we have entered into a preliminary or definitive agreement. Over the past few years, the number and size of communications properties on the market has increased substantially. Although our primary focus will continue to be on acquiring interests near our properties or that serve a customer base large enough for us to operate efficiently, we may also acquire other communications interests and these acquisitions could have a material impact upon CenturyTel.

Proposed Financing Transactions

      We will be required to pay Verizon an aggregate of approximately $2.159 billion upon consummation of our pending Verizon acquisitions during the second and third quarters of 2002. In addition, at March 31, 2002, we owed approximately $486.3 million under a credit facility that is due in August 2002. We will be required in October 2002 to redeem an additional $400.0 million of long-term remarketable debt if the remarketing dealer does not exercise its remarketing option; we currently anticipate, however, that the remarketing dealer will exercise its option and that this debt will remain outstanding.

      Although our financing plans are not yet complete and will depend upon market conditions and other factors, we currently plan to finance our pending Verizon acquisitions and the payment of our debt due in August 2002 with proceeds from (i) the pending divestiture of our wireless operations, (ii) possible offerings of equity-linked and debt securities and (iii) $1.75 billion of new short- and long-term credit facilities that we anticipate entering into in the second quarter of 2002.

      There is no assurance that these sources of funds will be available or sufficient for our needs.

CENTURYTEL CAPITAL TRUST I

      The Trust is a Delaware business trust formed to permit us to raise capital by issuing trust preferred securities under this prospectus and a prospectus supplement, and investing the proceeds in debt securities issued by us.

      We will directly or indirectly own all of the common securities of the Trust. The common securities will rank equally with, and the Trust will make payments with respect to the common securities in proportion to, the trust preferred securities, except that if an event of default occurs and is continuing under the Trust’s organizational documents, our rights to payments, as holder of the common securities, will be subordinated to your rights as holders of the trust preferred securities. We will, directly or indirectly, acquire common securities in an aggregate liquidation amount equal to approximately three percent of the total capital of the Trust.

      As holder of the common securities of the Trust, we will be entitled, subject to certain exceptions, to appoint, remove or replace the trustees of the Trust, who are authorized to conduct the business and affairs of the Trust. The trustees’ duties and obligations are governed by the Trust’s organizational documents. Prior to the issuance of any trust preferred securities, we will ensure that one trustee of the Trust is a financial institution that will not be an affiliate of ours and that will act as property trustee and indenture trustee for purposes of the Trust Indenture Act of 1939. In addition, unless the property trustee maintains a principal place of business in the State of Delaware and meets the other requirements of applicable law, one trustee of the Trust will have its principal place of business or reside in the State of Delaware.

      We will pay the Trust’s fees and expenses, including those relating to any offering of trust preferred securities. In addition, we will enter into a guarantee with respect to the trust preferred securities under which we will irrevocably and unconditionally agree to make certain payments to the holders of the trust preferred securities, subject to any applicable subordination provisions, except that the guarantee will only apply when the Trust has sufficient funds immediately available to make those payments but has not made them.

      The principal office of the Trust is c/o CenturyTel, Inc., 100 CenturyTel Drive, Monroe, Louisiana 71203, and the telephone number is (318)388-9000.

USE OF PROCEEDS

      Unless otherwise indicated in any prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for financing acquisitions (including the pending Verizon acquisitions), refinancing outstanding indebtedness or other general corporate purposes, including funding new business initiatives, capital expenditures or strategic investments. For additional information, see “CenturyTel — Pending Acquisitions and Dispositions” and “— Proposed Financing Transactions.” Upon any sale of securities offered by this prospectus, we will describe the specific allocation of the net proceeds in the prospectus supplement relating to that offering.

      The Trust will invest all proceeds received from any sale of its trust preferred securities in debt securities to be offered by us in connection with such offering. Except as we may otherwise describe in the related prospectus supplement, we expect to use the net proceeds from the sale of such debt securities to the Trust for the purposes described above.

      We expect to engage periodically in additional private or public financings as market conditions warrant and as the need arises.

EARNINGS RATIOS

      Our unaudited ratio of earnings to fixed charges and preferred stock dividends was as indicated below for the years indicated. Our unaudited ratio of earnings from continuing operations to fixed charges and preferred stock dividends will become our historical data after the March 31, 2002 financial statements are issued due to the retroactive adjustment of our financial statements to reflect our wireless operations as discontinued operations.

	Years ended December 31,

	2001	2000	1999	1998	1997

Ratio of earnings to fixed charges and preferred stock dividends(1)	3.40	3.07	3.75	3.25	7.80
Ratio of earnings, excluding non-recurring items(2), to fixed charges and preferred stock dividends	2.57	3.01	3.45	2.95	4.87
Ratio of earnings from continuing operations to fixed charges and preferred stock dividends(1)	2.00	2.07	2.45	2.18	5.91
Ratio of earnings from continuing operations, excluding non-recurring items(2), to fixed charges and preferred stock dividends	1.89	2.12	2.39	2.01	2.98

(1)	For purposes of the chart above, “earnings” consist of income (and income from continuing operations, as applicable) before income taxes and fixed charges, and “fixed charges” include interest expense, including amortized debt issuance costs, and preferred stock dividend costs of CenturyTel and its subsidiaries. No interest expense was allocated to discontinued operations for the computation of the ratios from continuing operations. We have assumed that our consolidated preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements. We computed those pre-tax earnings using actual tax rates for each period. The ratio of earnings to fixed charges and preferred stock dividends does not differ materially from the ratio of earnings to fixed charges for the years indicated in the table above.

(2)	Non-recurring items during the periods presented above primarily relate to gains on sales of assets and other non-recurring charges and credits, including, but not limited to, (i) the write-down in the value of certain nonoperating assets, (ii) costs to defend an unsolicited takeover proposal, (iii) costs to settle interest rate hedge contracts and (iv) costs relating to an ice storm in early 2001.

DESCRIPTION OF SECURITIES

      This prospectus contains a general summary of the debt securities, preferred stock, depositary shares, common stock, warrants, purchase contracts, purchase units, trust preferred securities and the related guarantee that we or the Trust may offer from time to time. These summaries are not meant to be a complete description of such securities. We will describe the particular terms of any such offered securities in a prospectus supplement, which may differ from or supercede some or all of the general terms summarized in this prospectus.

      Any of the securities described herein and in a prospectus supplement may be issued separately, together or as part of a unit consisting of two or more securities, which may or may not be separate from one another. These securities may include new or hybrid securities developed in the future that combine features of any of the securities described in this prospectus.

DESCRIPTION OF DEBT SECURITIES

      We may periodically issue senior debt securities in one or more series under an indenture, dated as of March 31, 1994, between us and Regions Bank (successor-in-interest to First American Bank & Trust of Louisiana and Regions Bank of Louisiana), as trustee (the “Senior Indenture”). We may also periodically issue subordinated debt securities in one or more series under a subordinated indenture to be entered into between us and a bank or trust company selected by us to act as trustee (the “Subordinated Indenture” and, collectively with the Senior Indenture, the “Indentures”). The trustees under the Indentures are sometimes collectively referred to as the “Trustees.” The particular terms of each series of debt securities will be set forth in a resolution of a committee of our board of directors specifically authorizing that series, or in one or more supplemental indentures or other instruments under the applicable Indenture. The following summary is not complete and is subject to the provisions of, and is qualified in its entirety by express reference to, the Indentures and the applicable board resolutions. We have filed a copy of the Senior Indenture, a form of the Subordinated Indenture and a form of the board resolution as exhibits to the Registration Statement, and suggest that you review these carefully.

      There is no requirement under the Senior Indenture, nor will there be any such requirement under the Subordinated Indenture, that our future issuances of debt securities be issued exclusively under either Indenture, and we will be free to employ other indentures or documentation containing provisions different from those included in either Indenture or applicable to one or more issuances of senior debt securities or subordinated debt securities, as the case may be, in connection with future issuances of other debt securities. The Senior Indenture provides, and the Subordinated Indenture will provide, that the applicable debt securities will be issued in one or more series, may be issued at various times, may have differing maturity dates and may bear interest at differing rates. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series of senior or subordinated debt securities without the consent of the holders of that series, for issuances of additional securities of that series.

      Unless otherwise indicated, each reference italicized in parentheses below or in any prospectus supplement applies to section numbers in the applicable Indenture and each capitalized term not otherwise defined herein has the meaning assigned to it in the applicable Indenture.

General

      The debt securities will be general unsecured obligations of CenturyTel. Senior debt securities will rank prior to all of our subordinated debt and will rank equally with all of our unsecured and unsubordinated debt. Subordinated debt securities will be subordinated in right of payment to the prior payment in full of all of our senior debt as described in the applicable prospectus supplement. See “— Subordinated Debt Securities.” The Indentures do not limit the aggregate principal amount of debt securities that we may issue thereunder. As of the date hereof, we have already issued almost $2 billion aggregate principal amount of senior debt securities under the Senior Indenture.

      As a holding company, substantially all of our income and operating cash flow is dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal and interest on any debt securities that may be issued hereunder. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the debt securities or, subject to limited exceptions for tax sharing purposes, to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. Certain of our subsidiaries’ loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. At December 31, 2001, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $1.8 billion. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of debt securities to benefit indirectly therefrom) will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors. As of December 31, 2001, the long-term debt of our subsidiaries was $557.5 million.

      Unless we state otherwise below or in any prospectus supplement, neither of the Indentures nor the debt securities to be offered thereby (1) limit the amount of secured or unsecured indebtedness that we or any of our subsidiaries may issue or incur, (2) restrict our ability to pay dividends or sell or transfer our assets or (3) contain provisions that would afford debt holders protection in the event of a change in control, highly leveraged transaction, recapitalization or similar transaction involving CenturyTel, any of which could adversely affect holders of our debt securities.

      If we issue debt securities to the Trust in connection with the Trust’s issuance of trust preferred securities, our debt securities may thereafter be distributed pro rata to the holders of such trust securities upon the occurrence of certain events described in the applicable prospectus supplement.

      If we sell any series of debt securities hereunder, each related prospectus supplement will describe the terms of the series, including some or all of the following:

•	the title and ranking of the series, including a description of any applicable subordination provisions

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part

•	our net proceeds from the sale thereof

•	the price or prices at which the series will be issued

•	the date or dates of maturity

•	the rate or rates per annum, if any, at which the series will bear interest or the method of determining the rate or rates

•	the date or dates from which interest will accrue and the date or dates at which interest will be payable

•	the terms of any conversion or exchange rights

•	the terms for redemption or early payment, if any, including any mandatory or optional sinking fund or similar provisions

•	any special United States federal income tax considerations applicable to the series

•	any special provisions relating to the defeasance of the series

•	any special considerations, additional covenants or other specific provisions applicable to the series.

      The debt securities may bear interest at a fixed or floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

      The listing above is not intended to be an exclusive list of the terms that may be applicable to any debt securities sold hereunder, and we are not limited in any respect in our ability to issue debt securities with terms different from or in addition to those described above or elsewhere in this prospectus, provided that the terms are not inconsistent with the applicable Indenture.

      For a description of additional provisions that may be applicable to debt securities that we may issue in connection with an offering of trust preferred securities under this prospectus, you should read “Description of Trust Preferred Securities.”

      The Indentures are, and the debt securities will be, governed by Louisiana law. The Indentures are subject to and governed by the Trust Indenture Act of 1939.

Denominations, Registration and Transfer

      The debt securities will be issued in fully registered form and, unless we state otherwise in any prospectus supplement, in denominations of $1,000 or any multiples thereof (Section 2.03). The debt securities may be issued partly or wholly in the form of one or more global registered securities, as described below under “— Global Securities.”

      The applicable Trustee will act as the registrar of debt securities issued under the applicable Indenture (Section 2.05). No service charge will be made for any registration of transfer or exchange of debt securities, or issue of new debt securities in the event of a partial redemption of any series, but we may generally require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.05). The applicable Trustee may appoint an authenticating agent for any series to act on the Trustee’s behalf in connection with authenticating debt securities of that series issued upon the exchange, transfer or partial redemption thereof (Section 2.10). The applicable Trustee may at any time rescind the designation of any such agent (Section 2.10).

      We shall not be required to issue, register the transfer of or exchange the debt securities of any series during a period beginning 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant redemption notice or to register the transfer of or exchange any debt securities of any series, or portions thereof, called for redemption (Section 2.05).

Global Securities

      We may issue the debt securities in whole or in part in the form of one or more global registered securities that will be deposited with a depositary identified in a prospectus supplement. We may issue global securities in either temporary or permanent form. A prospectus supplement will contain additional information about the depositary arrangements.

      Registered global securities will be registered in the depositary’s name or in the name of its nominee. When we issue a global security, the depositary will credit that amount of debt securities to the investors that have accounts with the depositary or its nominee. The underwriters or the debt security holders’ agent will designate the accounts to be credited, unless the debt securities are offered and sold directly by CenturyTel, in which case we will designate the appropriate accounts to be credited.

      Institutions that have accounts with the depositary or its nominee are referred to as “participants.” Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Participants’ beneficial interests in a global security will be shown on and effected through records maintained by the depositary. Beneficial interests held by investors through participants will be reflected in records maintained by the participant.

      As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or that nominee will be considered the sole owner and holder of the debt securities represented by that global security for all purposes under the applicable Indenture. Except as set forth below, beneficial owners of global securities held by a depositary will not be entitled to:

•	register the represented debt securities in their names

•	receive physical delivery of the debt securities

•	be recognized as the owners or holders of the global security under the applicable Indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the applicable Indenture.

      We understand that, under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable Indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

      Payments on debt securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee. Accordingly, neither CenturyTel, the applicable Trustee nor any paying agent will have any direct responsibility to pay amounts due on the global securities to owners of beneficial interests in such securities. When a depositary receives a payment, it is typically obligated to immediately credit the participants’ accounts in amounts proportionate to the participants’ interests in the global security. Investors who hold their beneficial interest in a global security through a participant should, and are expected to, establish standing instructions and customary practices with their participant to ensure that payments can be made with regard to securities beneficially held for them, much like securities registered in “street name.”

      A global security can only be transferred in whole by the depositary to a nominee of such depositary, or to another nominee of a depositary. If a depositary is unwilling or unable to continue as a depositary and we do not appoint a successor depositary within 90 days, we will issue debt securities in definitive form in exchange for all of the global securities held by that depositary. In addition, we may eliminate all global securities at any time and issue debt securities in definitive form in exchange for them. Further, we may allow a depositary to surrender a global security in exchange for debt securities in definitive form on any terms that are acceptable to us and the depositary.

      If any of these events occur, we will execute and the applicable Trustee will authenticate and deliver to each beneficial owner of the exchanged global security a new registered security in an amount equal to and in exchange for that person’s beneficial interest in the exchanged global security. The depositary will receive a new global security in an amount equal to the difference, if any, between the amount of the surrendered global security and the amount of debt securities delivered to the beneficial owners. Debt securities issued in exchange for global securities will be registered in the same names and in the same denominations as indicated by the depositary’s records and in accordance with the instructions from its direct and indirect participants.

      The laws of certain jurisdictions require some investors who purchase securities to actually take physical possession of those securities in definitive form. The limitations imposed by these laws may impair your ability to transfer your beneficial interests in a global security.

Payment and Paying Agents

      Unless we state otherwise in the applicable prospectus supplement, payment of principal of (and premium, if any) and interest on debt securities of any series will be made in U.S. dollars at the principal office of our Paying Agent or, at our option, by check in U.S. dollars mailed or delivered to the person in whose name such debt security is registered. Unless we state otherwise in the applicable prospectus supplement and subject to certain exceptions provided for in the applicable Indenture, payment of any installment of interest on any series will be made to the person in whose name such debt security is registered at the close of business on the record date established under the applicable Indenture for the payment of interest (Section 2.03).

      Unless we state otherwise in the applicable prospectus supplement, the applicable Trustee will act as our sole Paying Agent and 1500 North 18th Street, Monroe, Louisiana, will be designated as the agent’s office for purposes of payments with respect to any series of debt securities. Any other Paying Agents initially designated by us with respect to any series will be named in the related prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in the Borough of Manhattan, City and State of New York, or Monroe, Louisiana. (Sections 4.02 and 4.03).

      Any money set aside by us for the payment of principal of (and premium, if any) or interest on any debt securities that remains unclaimed two years after such payment has become due and payable will be repaid to us on May 31 following the expiration of the two-year period and the holder of the debt security may thereafter look only to us for payment thereof (Section 11.05).

Conversion or Exchange Rights

      The debt securities may be convertible into or exchangeable for shares of common stock, preferred stock or other securities of CenturyTel or any other issuer. The terms and conditions of exchange or conversion will be stated in the applicable prospectus supplement. The terms will include, among other things, the following:

•	the type of security into which the debt securities are convertible or exchangeable

•	the conversion or exchange price or ratio (or manner of calculation thereof)

•	the conversion or exchange period

•	provisions as to whether the conversion or exchange rights will be at the option of the debt holders, CenturyTel, or both

•	the events requiring an adjustment of the conversion or exchange price or ratio

•	any restrictions on conversion or exchange.

Redemption and Sinking Fund Provisions

      A series may be redeemed, in whole or in part, upon not less than 30 days’ and not more than 60 days’ notice at the redemption prices and subject to the terms and conditions (including those relating to any sinking fund established with respect to such series) that may be set forth in a board resolution or supplemental indenture and in the prospectus supplement relating to such series (Sections 3.01 and 3.02). If less than all of the debt securities of the series are to be redeemed, the applicable Trustee shall select the debt securities of such series, or portions thereof, to be redeemed by lot or by any other method such Trustee shall deem appropriate and fair (Section 3.02).

Replacement of Securities

      We will replace any debt security that becomes mutilated, destroyed, lost or stolen at the expense of the holder. The holder should deliver the debt security or satisfactory evidence of the destruction, loss or theft thereof to us and the applicable Trustee. An indemnity satisfactory to us and such Trustee may be required before a replacement security will be issued (Section 2.07).

Events of Default

      Unless we state otherwise in the applicable prospectus supplement, the terms and conditions set forth under this heading will govern defaults under the applicable Indenture. The Indentures provide that an Event of Default means that one or more of the following events has occurred and is continuing with respect to debt securities of a particular series:

•	failure for 30 business days to pay interest on the debt securities of that series when due

•	failure to pay principal of (or premium, if any, on) the debt securities of that series when due (whether at maturity, upon redemption, by declaration or otherwise) or to make any sinking or analogous fund payment with respect to that series unless caused solely by a wire transfer malfunction or similar problem outside our control

•	failure to observe or perform any other covenant of that series for 60 days after written notice with respect thereto

•	certain events relating to bankruptcy, insolvency or reorganization (Section 6.01).

      No Event of Default with respect to the debt securities of a particular series necessarily constitutes an Event of Default with respect to the debt securities of any other series issued under the applicable Indenture.

      If an Event of Default shall occur and be continuing with respect to any series and if it is known to the applicable Trustee, such Trustee is required to mail to each holder of that series a notice of the Event of Default within 90 days of such default (Section 6.07).

      Upon an Event of Default with respect to any series, the applicable Trustee or the holders of not less than 25% in aggregate outstanding principal amount of that series, by notice in writing to us (and to such Trustee if given by such holders), may declare the principal of all debt securities of that series due and payable immediately, but the holders of a majority in aggregate outstanding principal amount of such series may rescind such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal (and premium, if any) has been deposited with such Trustee before any judgment or decree for such payment has been obtained or entered (Section 6.01).

      Holders of debt securities may not enforce the applicable Indenture except as provided therein. Subject to the provisions of the applicable Indenture relating to the duties of the applicable Trustee, if an Event of Default occurs and is continuing such Trustee will be under no obligation to exercise any of the rights or powers under the applicable Indenture at the request or direction of any holders of the affected series, unless, among other things, the holders shall have offered such Trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the applicable Indenture, the holders of a majority in aggregate principal amount of the debt securities of such series then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee or exercising any trust or power conferred on such Trustee with respect to such series. The holders of a majority in aggregate principal amount of the then outstanding debt securities of any series affected by a default may, in certain cases, waive such default except a default in payment of principal of, or any premium, if any, or interest on, the debt securities of that series or a call for redemption of the debt securities of that series (Sections 6.04 and 6.06).

      We will be required to furnish to the Trustees annually a statement regarding our performance of certain of our obligations under the Indentures (Section 5.03).

Discharge and Defeasance

      Unless the prospectus supplement states otherwise, we may discharge our obligations with respect to any series of our debt securities, subject to certain exceptions, if at any time:

(1) we deliver to the applicable Trustee for cancellation all outstanding debt securities of that series and for which payment in monies or U.S. Government Obligations has been deposited in trust by us, or

(2) all outstanding debt securities of that series not previously delivered to the applicable Trustee for cancellation by us shall have become due and payable or are to become due and payable or called for redemption within one year and we have deposited with such Trustee the entire amount in moneys or U.S. Government Obligations sufficient, without reinvestment, to pay at maturity or upon redemption the outstanding debt securities, including principal (and premium, if any) and interest due or to become due to the date of maturity or redemption, and if we shall also pay or cause to be paid all other sums payable thereunder with respect to that series (Section 11.01).

      Additionally, each Indenture provides that we may discharge all of our obligations under the Indenture with respect to any series, subject to certain exceptions, if at any time all outstanding debt securities of that series not previously delivered to the applicable Trustee for cancellation by us or that have not become due and payable as described above shall have been paid by us by depositing irrevocably with such Trustee moneys or U.S. Government Obligations sufficient to pay at maturity or upon redemption the outstanding debt securities, including principal (and premium, if any) and interest due or to become due to the date of maturity or redemption, and if we shall also pay all other sums payable thereunder with respect to that series (Section 11.02).

Merger and Consolidation

      Nothing in the Indentures or any of the debt securities prevents us from consolidating or merging with or into, or selling or otherwise disposing of all or substantially all of our assets to, another corporation, provided that (1) we agree to obtain a supplemental indenture pursuant to which the surviving entity or transferee agrees to assume our obligations under all outstanding debt securities issued under the applicable Indenture and (2) the surviving entity or transferee is organized under the laws of the United States, any state thereof or the District of Columbia (Section 10.01).

Subordinated Debt Securities

      In general, our subordinated debt securities will be subordinate in right of payment to the prior payment in full of all of our senior debt (Section 14.01 of the Subordinated Indenture). In general, this means that in the event we become subject to any insolvency, bankruptcy, receivership, liquidation, reorganization or similar proceeding or we liquidate, dissolve or otherwise wind up our affairs, then the holders of any debt senior to our subordinated debt securities will be entitled to be paid in full, before the holders of any subordinated debt securities are paid. In addition, (a) if we default in the payment of any debt that is senior to our subordinated debt securities or if any event of default shall have occurred and be continuing permitting the holders of such senior indebtedness to accelerate payment of such senior indebtedness, then, so long as any such default continues, we cannot make any payment on our subordinated debt securities, and (b) if any series of subordinated debt securities is declared due and payable before its stated maturity date, then no payment on our subordinated debt securities can be made unless the holders of all debt senior to the subordinated debt securities are paid in full.

      A prospectus supplement relating to a particular series of subordinated debt securities will summarize the subordination provisions applicable to that series, including:

•	the applicability and effect of such provisions upon any payment or distribution of our assets to creditors upon any liquidation, bankruptcy, insolvency or similar proceedings

•	the applicability and effect of such provisions in the event of specified defaults with respect to senior debt, including the circumstances under which and the period in which we will be prohibited from making payments on subordinated debt securities

•	the definition of senior debt applicable to that series of subordinated debt securities

•	the aggregate amount of outstanding indebtedness as of the most recent practicable date that would rank senior to, and on parity with, that series of subordinated debt securities.

      The particular terms of subordination of a series of subordinated debt securities may supercede the general subordination provisions of the Subordinated Indenture. There are no restrictions in the Subordinated Indenture on the creation of additional senior debt securities or any other indebtedness.

      The failure to make any required payment on any of the subordinated debt securities due to the subordination provisions of such securities and the Subordinated Indenture will not prevent the occurrence of an Event of Default under the subordinated debt securities.

Modification of Indentures

      Each Indenture contains provisions permitting us, when authorized by a board resolution, and the applicable Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of any series at the time outstanding and affected by such modification, to modify the Indenture or any supplemental indenture affecting that series. However, no such modification may:

(1) extend the fixed maturity of any debt securities of any series, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon or reduce any premium payable upon the redemption thereof, without the consent of the holder of each debt security so affected, or

(2) reduce the aforesaid percentage of debt securities, the holders of which are required to consent to any such supplemental indenture, without the consent of the holder of each debt security then outstanding and affected thereby (Section 9.02).

      CenturyTel and the applicable Trustee may execute, without the consent of any holder of debt securities, a supplemental indenture for certain other usual purposes, including the following:

•	creating a new series

•	evidencing the assumption by any successor to CenturyTel of our obligations under an Indenture 25 adding covenants to an Indenture for the protection of the holders of debt securities

•	adding covenants to an Indenture for the protection of the holders of debt securities

•	curing any ambiguity or inconsistency in an Indenture, or making other provisions as shall not adversely affect the interests of the holders of the debt securities of any series

•	changing or eliminating any provisions of an Indenture provided that there is no outstanding debt security of any series created prior to such change that benefits therefrom (Sections 2.01, 9.01 and 10.01).

      In addition, we may not modify or amend the subordination provisions of the Subordinated Indenture if doing so would adversely affect the rights under Article XIV of the Subordinated Indenture of the holders of senior indebtedness without the consent of the requisite holders of senior indebtedness required under the terms of such senior indebtedness. (Section 9.02 of the Subordinated Indenture.)

Limitations on Liens

      The Indentures provide that CenturyTel will not, while any of the debt securities remain outstanding, create or suffer to exist any mortgage, lien, pledge, security interest or other encumbrance (which we collectively refer to below as liens) upon our property, whether now owned or hereafter acquired, unless we shall secure the debt securities then outstanding by such lien equally and ratably with all obligations and indebtedness thereby secured so long as such obligations and indebtedness remain so secured. Notwithstanding the foregoing, neither Indenture will restrict us from creating or suffering to exist various types of liens permitted in the Indentures, including the following:

•	liens upon property hereafter acquired by us or liens on such property at the time of the acquisition thereof, or conditional sales agreements or title retention agreements with respect to any such property

•	liens on the stock of a corporation that, when such liens arise, concurrently becomes our subsidiary, or liens on all or substantially all of the assets of a corporation arising in connection with our purchase thereof

•	liens for taxes and similar levies, deposits to secure performance or obligations under certain specified circumstances and laws, mechanics’ liens and similar liens arising in the ordinary course of business, liens created by or resulting from legal proceedings being contested in good faith, certain specified zoning restrictions and other restrictions on the use of real property, interests of lessors in property subject to any capitalized lease, and certain other similar liens generally arising in the ordinary course of business

•	liens existing on the date of an Indenture

•	liens that replace, extend or renew any lien otherwise permitted under an Indenture (Sections 4.05 and 4.06).

      The restrictions in the Indentures described above would not protect the debt holders in the event of a highly leveraged transaction in which unsecured indebtedness was incurred or in which the liens arising in connection therewith were freely permitted under an Indenture, nor would it afford protection in the event of one or more highly leveraged transactions in which secured indebtedness was incurred by our subsidiaries. In the event of one or more highly leveraged transactions in which we incurred secured indebtedness, however, these provisions would require the debt securities to be secured equally and ratably with such indebtedness, subject to the exceptions described above.

Concerning the Trustees

      The Trustees, prior to the occurrence of an Event of Default, undertake to perform only such duties as are specifically set forth in the applicable Indenture and, after the occurrence of an Event of Default, shall exercise the same degree of care as a prudent person would exercise in the conduct of such person’s own affairs (Section 7.01). Subject to such provision, the Trustees are not required to exercise any of the rights or powers vested in them by the applicable Indenture at the request, order or direction of any debt holders, unless offered reasonable security or indemnity by such holders against the costs, expenses and liabilities which might be incurred thereby (Section 7.02). A Trustee is not required to expend or risk its own funds or incur personal financial liability in the performance of its duties if such Trustee reasonably believes that repayment of such funds or liability or adequate indemnity is not reasonably assured to it (Section 7.01). We will pay the Trustees reasonable compensation and reimburse them for reasonable expenses incurred in accordance with the applicable Indenture (Section 7.06).

      A Trustee may resign with respect to one or more series and a successor Trustee may be appointed to act with respect to such series (Section 7.10).

      Regions Bank is trustee under the Senior Indenture relating to our Series A, B, C, D, E, F, G, H and I senior debt securities. Regions Bank also serves as trustee for one of our employee benefit plans and provides revolving credit and other traditional banking services to CenturyTel.

DESCRIPTION OF PREFERRED STOCK

      We may issue preferred stock in one or more series. This general description and the specific description of any particular series of preferred stock in the related prospectus supplement will not be complete. You should refer to the applicable provisions in our articles of incorporation and the articles of amendment relating to each series of preferred stock that we have filed or will file with the Securities and Exchange Commission.

General

      Our articles of incorporation authorize the board of directors to issue from time to time, without shareholder approval, up to 2,000,000 shares of preferred stock, par value $25.00 per share, in one or more series. As of March 20, 2002, we had outstanding 319,000 shares of Series L preferred stock. The rights, preferences, designation and size of each series will be described in an amendment to our articles of incorporation. A prospectus supplement relating to each series will specify the terms of the preferred stock as determined by our board of directors, including the following:

•	the specific designation, number of shares, rank and purchase price

•	any per share liquidation preference

•	any redemption, payment or sinking fund provisions

•	any dividend rates (fixed or variable) and the dates on which any dividends will be payable (or the method by which the rates or dates will be determined)

•	any voting rights

•	the methods by which amounts payable in respect of the preferred stock may be calculated

•	whether the preferred stock is convertible or exchangeable and, if so, a description of each of the following:

(1)	the securities into which the preferred stock is convertible or exchangeable

(2)	the terms and conditions upon which conversions or exchanges will be effected, including the initial conversion or exchange prices or ratios

(3)	the conversion or exchange period

(4)	any other related provision

•	a description of any material United States federal income tax consequences relating to the series

•	the place or places where dividends and other payments on the preferred stock will be payable

•	any additional voting, dividend, liquidation, redemption, sinking fund or other rights, preferences, qualifications, limitations and restrictions.

      Unless the applicable prospectus supplement states otherwise, the preferred stock will not have preemptive rights and all shares of preferred stock will be of equal rank, regardless of series. Neither the par value nor the liquidation preference of the preferred stock is indicative of the price at which the preferred stock may actually trade on or after the date of issuance. Unless the applicable prospectus supplement states otherwise, there will be no restriction on our ability to repurchase or redeem preferred stock while there is any arrearage in payment of dividends or sinking fund installments.

      Although it has no present intention to do so, our board of directors could authorize CenturyTel to issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of our common stock or other series of preferred stock. Also, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control.

Outstanding Preferred Stock

      As of March 20, 2002, we had outstanding 319,000 shares of 5% Cumulative Convertible Series L Preferred Stock. Each share of Series L Preferred Stock entitles the holder thereof to one vote on all matters duly submitted to a vote of shareholders. The holder of each share of Series L Preferred Stock is entitled to receive an annual cash dividend of $1.25, payable in quarterly installments. Dividends on Series L Preferred Stock are cumulative and dividends cannot be paid with respect to common stock unless all cumulative dividends on all shares of Series L Preferred Stock shall have been paid. In the event we liquidate, dissolve or wind up our affairs, the holders of Series L Preferred Stock are entitled to receive, equally and ratably with all other holders of preferred stock of equal rank, $25.00 per share plus accrued and unpaid dividends, before any payment is made to holders of common stock. Each share of Series L Preferred Stock is convertible, at the option of the holder, into the number of shares of common stock derived by dividing $25.00 by the “conversion price” (as of the date of this prospectus, approximately $18.33, as adjusted).

DESCRIPTION OF DEPOSITARY SHARES

      We may elect to offer fractional shares of preferred stock rather than full shares of preferred stock. If so, we will issue to the public receipts for depositary shares, each of which will represent a fraction of a share of a particular series of our preferred stock, and the shares of our preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us.

      The following description of the material terms of depositary shares, and all related deposit agreements and depositary receipts, is only a summary and is not intended to be complete. You should refer to the forms of the deposit agreement and depositary receipts that we will file with the Securities and Exchange Commission in connection with any offering of specific depositary shares. The specific terms of any series of depositary shares will be described in a prospectus supplement.

General

      The depositary selected by us will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying the depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights may include dividend, voting, redemption, conversion, exchange and liquidation rights.

      The depositary shares will be evidenced by depositary receipts issued under the relevant deposit agreement to those persons purchasing the fractional shares of our preferred stock. Pending the preparation of definitive depositary receipts, the depositary may, upon our order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts will entitle their holders to all the rights of definitive depositary receipts. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

Dividends and Other Distributions

      The depositary will distribute all cash dividends or other cash distributions received with respect to the underlying preferred stock to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders.

      If there is a distribution other than in cash, the depositary will distribute property to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, adopt an equitable and practicable method for making that distribution, including any sale of the property and distribution of the net sales proceeds to the applicable holders.

      Each deposit agreement may also contain provisions relating to the manner in which any subscription or similar rights we offer to preferred stockholders of the relevant series will be made available to holders of depositary shares.

Withdrawal of Underlying Preferred Stock

      Unless we state otherwise in a prospectus supplement, holders may surrender depositary receipts at the principal office of the depositary and, upon payment of any unpaid amount due to the depositary, be entitled to receive the number of whole shares of underlying preferred stock and all cash payments or other rights accrued under or represented by the related depositary shares (but such holders will not afterward be entitled to receive depositary shares in exchange for their whole shares). We will not issue any partial shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue a new depositary receipt evidencing the excess number of depositary shares to that holder.

Redemption of Depositary Shares

      If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of underlying stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of underlying stock. Whenever we redeem shares of underlying stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of underlying stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately or other equitable method, as may be determined by the depositary.

Voting

      Upon receipt of notice of any meeting at which the holders of the underlying preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the underlying stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the underlying stock represented by that holder’s depositary shares. The depositary will then attempt, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and we will endeavor to take all actions which we deem necessary to enable the depositary to do so. Unless otherwise provided in a prospectus supplement, the depositary will not vote the underlying shares to the extent it does not receive specific instructions with respect to the depositary shares representing the preferred stock.

Conversion or Exchange of Preferred Stock

      If the deposited preferred stock is convertible into or exchangeable for other securities, the depositary shares, as such, will not be convertible into or exchangeable for such other securities. Rather, any holder of the depositary shares may surrender the related depositary receipts, together with any amounts payable by the holder in connection with the conversion or the exchange, to the depositary with written instructions to cause conversion or exchange of the preferred stock represented by the depositary shares into or for such other securities. If only some of the depositary shares are to be converted or exchanged, a new depositary receipt or receipts will be issued for any depositary shares not converted or exchanged.

Amendment and Termination of the Deposit Agreement

      The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment that materially and adversely changes the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us upon not less than 60 days’ notice, whereupon the depositary shall deliver or make available to each holder of depositary shares, upon surrender of the depositary receipts held by such holder, the number of whole or fractional shares of preferred stock represented by such receipts. The deposit agreement will automatically terminate if, among other circumstances, all outstanding depositary shares have been redeemed or converted into or exchanged for any other securities into or for which the underlying preferred stock is convertible or exchangeable.

Charges of Depositary

      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with its duties under the deposit agreement. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for any permitted withdrawal of shares of underlying stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

Reports

      The depositary will be obligated to forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the underlying preferred stock.

Limitation on Liability

      Neither the depositary nor we will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither the depositary nor we will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or underlying stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting underlying stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

      In the event the depositary receives conflicting claims, requests or instructions from any holders of depositary shares, on the one hand, and us, on the other, the depositary will be permitted to act on our claims, requests or instructions.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Registered Owners

      We, each depositary and any of their agents may treat the registered owner of any depositary share as the absolute owner of that share, whether or not any payment for that depositary share is overdue and despite any notice to the contrary, for any purpose.

DESCRIPTION OF COMMON STOCK

      We may issue, separately or together with or upon conversion of or exchange for other securities, common stock, all as set forth in the applicable prospectus supplement. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, our articles of incorporation and our bylaws, both of which are filed as exhibits to the Registration Statement.

      Our articles of incorporation authorize us to issue 350,000,000 shares of common stock, $1.00 par value per share. As of March 20, 2002, 141,314,785 shares of common stock were outstanding. The common stock is listed for trading on the New York Stock Exchange.

General

      Voting Rights. Under our articles of incorporation, each share of common stock that has been beneficially owned by the same person or entity continuously since May 30, 1987 generally entitles the holder to ten votes on all matters duly submitted to a vote of shareholders. Otherwise, each share entitles the holder thereof to one vote per share. Accordingly, each share issued in connection with this prospectus will entitle the holder to one vote, and, subject to limited exceptions, each other share of common stock issued by us in the future will entitle the holder to one vote.

      Holders of our common stock do not have cumulative voting rights. As a result, the holders of more than 50% of the voting power may elect all of our directors. Our board of directors is divided into three classes of directors, with each class serving three-year terms. Each class is required to be as nearly equal in number as possible.

      As of March 20, 2002, Regions Bank, the trustee for one of our employee benefit plans, was the record holder of common stock having approximately 28.1% of the total voting power of all classes of our capital stock. The trustee votes these shares in accordance with the instructions of our current and former employees. As of March 20, 2002, the holders of our ten-vote shares held approximately 43.5% of our total voting power.

      Dividends. Holders of common stock are entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available therefor, subject to the preferences applicable to any outstanding preferred stock. Our ability to pay dividends depends primarily upon the ability of our subsidiaries to pay dividends or otherwise transfer funds to us. Certain of our subsidiaries’ loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. At December 31, 2001, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $1.8 billion.

      Other Rights and Provisions. In the event we liquidate, dissolve or wind up our affairs, holders of common stock are entitled to receive ratably all of our assets remaining after satisfying the preferences of our creditors and the holders of any outstanding preferred stock. Our common stock is not redeemable and has no subscription, conversion or preemptive rights. All of our outstanding shares of common stock have been fully paid and are non-assessable.

Preference Share Purchase Rights

      We have adopted a Rights Agreement that provides for the issuance of one preference share purchase right for each outstanding share of common stock. If anyone acquires 15% or more of our outstanding common stock (which we refer to as an Acquiring Person), each holder of a right, other than the Acquiring Person, will be entitled to receive upon exercise of each right additional shares of our common stock having a current market value of two times the exercise price of $135. In addition, if we are acquired in a merger or other business combination or 50% or more of our assets or earning power is sold after there is an Acquiring Person, each holder of a right will be entitled to buy, at the exercise price, common stock of the acquirer having a current market value of two times the exercise price.

      At any time before there is an Acquiring Person, we can redeem the rights in whole, but not in part, for $.01 per right, or may amend the Rights Agreement in any way without the consent of the holders of the rights. Prior to an Acquiring Person acquiring 50% or more of our outstanding common stock, we may exchange the rights, other than rights held by the Acquiring Person, for common stock at an exchange ratio specified in the Rights Agreement.

      Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder. The rights will expire on November 1, 2006, unless we extend this date or redeem or exchange the rights.

      The complete terms of the rights are contained in our Rights Agreement, as amended, which is incorporated by reference as an exhibit to the Registration Statement. In addition, you should refer to our registration statement relating to our rights, as amended and restated on Form 8-A/A, which is also incorporated by reference herein.

Certain Provisions Affecting Takeovers

      Our articles of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of CenturyTel unless the takeover or change of control is approved by our board of directors. Such provisions may also render more difficult the removal of our directors or officers. Certain of our agreements and certain provisions of applicable law may have similar effects.

      Staggered Board. Under our articles of incorporation, our board of directors is divided into three classes serving staggered three-year terms. Under our articles, directors can be removed from office only for cause and generally only by the affirmative vote of the holders of a majority of the voting power of all shareholders.

      Limits on Shareholder Actions. Our articles provide that shareholder action may be taken only at an annual or special meeting of shareholders, and may not be taken by written consent of the shareholders. This provision prevents consent solicitations by persons desiring to acquire CenturyTel or change the composition of our board of directors. In addition, our articles provide that shareholders may call a special meeting of shareholders only if they hold at least a majority of our total voting power.

      Fair Price Provisions. Our articles contain provisions designed to provide safeguards for our shareholders when certain current or former beneficial holders of our stock (referred to as “related persons”) attempt to effect a business combination with us. In general, subject to various exceptions, a business combination between CenturyTel and a related person must be approved by:

•	a majority of our directors

•	a majority of our continuing directors (as defined in our articles)

•	80% of the total voting power of all shareholders, and

•	two-thirds of the total voting power of shareholders, other than the related person, present or represented at the shareholders’ meeting, voting as a separate group.

      Evaluation of Tender Offers. Our board of directors is required by our articles, and expressly permitted by Louisiana law, to consider various factors when evaluating a business combination, tender or exchange offer, or a proposal by another person to make a tender or exchange offer, including the social and economic effects of the transaction on CenturyTel and our subsidiaries as well as on our respective employees, customers, creditors, and other elements of the communities in which we operate or are located.

      Advance Notice. Our bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of our board of directors, of candidates for election as directors and with regard to other matters to be brought before a meeting of our shareholders. In general, notice must be received by us not more than 180 days and not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders (or, in the event of a special meeting of shareholders or an annual meeting scheduled to be held either 30 days earlier or later than such anniversary date, such notice is received by us within 15 days of the earlier of the date on which we mail notice of such meeting to shareholders or publicly disclose the meeting date), and must contain certain specified information concerning, among other things, the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal.

      Amendment of our Articles and Bylaws. Various provisions of our articles, including the classified board provisions, fair price provisions and those provisions limiting the ability of shareholders to act by written consent, may not be amended except upon the affirmative vote of both:

•	80% of the total voting power of all shareholders

•	two-thirds of the total voting power of shareholders, other than a related person, present or represented at a shareholders’ meeting, voting as a separate group.

      Our bylaws may be adopted, amended, or repealed and new bylaws may be adopted by either:

•	a majority of our directors and a majority of our continuing directors, voting as a separate group, or

•	the holders of at least 80% of the total voting power of all shareholders and two-thirds of the total voting power of shareholders, other than the related person, present or duly represented at a shareholders’ meeting, voting as a separate group.

      As indicated above, as of March 20, 2002, 43.5% of our total voting power is controlled by holders of our ten-vote shares.

      Agreements. In connection with agreeing on March 19, 2002 to purchase our wireless business, Alltel Corporation agreed on such date to refrain for one year from taking various actions to acquire control of us. Our Rights Agreement, discussed above under “— Preference Share Purchase Rights”, could also have the effect of delaying, deferring or preventing a future takeover or change of control of CenturyTel.

      Other. For additional information about these and other provisions of our organizational documents and applicable laws that could have an effect of delaying, deferring, discouraging or preventing a change in control of CenturyTel, you should refer to our registration statement relating to our common stock, as amended and restated on Form 8-A/A, which is incorporated by reference herein.

DESCRIPTION OF WARRANTS

      We may issue warrants for the purchase of debt securities, preferred stock, depositary shares, common stock, or any combination thereof. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

      This summary of certain provisions of the warrants is not complete. For the complete terms of the warrants and the warrant agreement, you should refer to the provisions of the warrant agreement that we will file with the Securities and Exchange Commission in connection with the offering of such warrants.

      The prospectus supplement relating to any particular issue of warrants will describe the terms of the warrants, including the following:

•	the title and aggregate number of warrants

•	the offering price for the warrants, if any

•	the designation and terms of the securities that may be purchased upon exercise of the warrants

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each other security

•	if applicable, the date on and after which the warrants and the related other securities issued therewith will be separately transferable

•	the number or amount of securities that may be purchased upon exercise of a warrant and the price at which the securities may be purchased upon exercise, which may be payable in cash, securities or other property

•	the dates on which the right to exercise the warrants begins and expires

•	if applicable, the minimum or maximum amount of warrants that may be exercised at any one time

•	whether the warrants and the securities that may be issued thereunder will be issued in registered or bearer form

•	information with respect to book-entry procedures, if any

•	a discussion of any material United States federal income tax considerations

•	the anti-dilution provisions of the warrants, if any

•	any applicable redemption or call provisions applicable to the warrants

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

      Before their exercise, warrants will not entitle their holders to any rights of the holders of the securities purchasable thereunder.

      We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect charges that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF PURCHASE CONTRACTS AND PURCHASE UNITS

      We may issue purchase contracts or purchase units on the terms described below and in the applicable prospectus supplement.

Purchase Contracts

      We may issue purchase contracts representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock (or a range of number of shares pursuant to a predetermined formula), a specified principal amount of debt securities or any of the other securities that we may sell under this prospectus at a future date or dates. The consideration payable upon settlement of the purchase contracts may be fixed at the time such contracts are issued or may be determined by reference to a specific formula set forth in the purchase contracts. The purchase contracts may be issued separately or as a part of other purchase units that consist of a purchase contract and other securities or obligations issued by us or third parties, including United States treasury securities, securing the holders’ obligations to purchase the securities under the purchase contracts. The purchase contracts may require us to make periodic payments to the holders of the purchase units or vice-versa. These payments may be unsecured or prefunded on some basis. The purchase contracts may require holders to secure their obligations thereunder in a specified manner, and in certain circumstances we may deliver newly issued prepaid purchase contracts, often know as prepaid securities, upon release to a holder of any collateral securing such holders’ obligations under the original purchase contract. Any purchase contract or purchase unit may include anti-dilution provisions to adjust the number of securities issuable thereunder upon the occurrence of certain events.

Purchase Units

      We may, from time to time, issue purchase units comprised of one or more of the other securities that may be offered under this prospectus, in any combination. Each purchase unit will be issued so that the holder of the purchase unit is also the holder of each security included in the purchase unit. Thus, the holder of a purchase unit will have the rights and obligations of a holder of each included security. The purchase unit agreement under which a purchase unit is issued may provide that the securities included in the purchase unit may not be held or transferred separately at any time, or at any time before a specified date.

      Any applicable prospectus supplement may describe:

•	the material terms of the purchase units and of the securities comprising the purchase units, including whether and under what circumstances those securities may be held or transferred separately

•	any material provisions relating to the issuance, payment, settlement, transfer or exchange of the purchase units or of the securities comprising the purchase units

•	any material provisions of the governing purchase unit agreement.

Other Information

      The applicable prospectus supplement will describe the specific terms of any purchase contracts, purchase units or prepaid securities offered by us. The description in the applicable prospectus supplement will not contain all of the information that you may find useful. For more information, you should review the purchase contracts, the collateral arrangements and depositary arrangements, if applicable, relating to such purchase contracts or purchase units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued. We will file these documents with the Securities and Exchange Commission in connection with any offering of such contracts or units.

DESCRIPTION OF TRUST PREFERRED SECURITIES

      The Trust may issue trust preferred securities on the terms described below and in the applicable prospectus supplement.

      We formed the Trust by executing a declaration of trust and filing a certificate of trust with the Delaware Secretary of State. We will amend and restate the declaration of trust prior to the Trust’s issuance of any trust preferred securities to include the terms referenced in this prospectus and in the applicable prospectus supplement. The Trust’s original declaration of trust and the form of amended and restated declaration of trust are filed as exhibits to the Registration Statement.

      The declaration of trust for the Trust will be qualified as an indenture under the Trust Indenture Act of 1939. The trust preferred securities will have distribution, redemption, voting, liquidation and other rights or restrictions as shall be provided for in the declaration, and which will mirror the terms of our debt securities to be contemporaneously sold to the Trust and described in the applicable prospectus supplement. The following summary does not purport to be complete and is subject in all respects to the provisions of the declaration of trust and the Trust Indenture Act.

      Reference is made to the prospectus supplement relating to the trust preferred securities for specific terms, including:

•	the designation of the trust preferred securities, and the names of each trustee of the Trust

•	the number of trust preferred securities issued by the Trust

•	the annual distribution rate, or method of determining the rate, for trust preferred securities issued by the Trust and the date or dates upon which distributions are payable

•	whether distributions on trust preferred securities issued by the Trust are cumulative, and, in the case of trust preferred securities having cumulative distribution rights, the date or dates from which distributions will be cumulative

•	the amount that shall be paid out of the assets of the Trust to the holders of trust preferred securities upon voluntary or involuntary dissolution, winding-up or termination of the Trust

•	the obligation or the option, if any, of the Trust to purchase or redeem trust preferred securities and the price or prices at which, the period or periods within which, and the terms upon which, trust preferred securities issued by the Trust may be purchased or redeemed

•	the voting rights, if any, of trust preferred securities in addition to those required by law, including any rights that the holders of trust preferred securities may have to approve specified actions under or amendments to the declaration of the Trust

•	whether the debt securities to be sold to the Trust will be senior debt securities or subordinated debt securities and the terms and conditions, if any, upon which our debt securities held by the Trust may be distributed to holders of trust preferred securities

•	whether the trust preferred securities will be convertible or exchangeable into other securities, and, if so, the terms and conditions upon which the conversion or exchange will be effected, including the initial conversion or exchange price or rate and the conversion or exchange period

•	if applicable, any securities exchange upon which the trust preferred securities may be listed

•	certain United States federal income tax considerations applicable to any offering of trust preferred securities

•	any other relevant rights, preferences, privileges, limitations or restrictions of trust preferred securities issued by the Trust not inconsistent with its declaration or applicable law.

      We will guarantee all trust preferred securities offered hereby to the extent set forth below under “Description of Trust Preferred Securities Guarantee.”

      In connection with the issuance of trust preferred securities, the Trust will issue one series of common securities having terms to be set forth in its declaration. The terms of the common securities will be substantially identical to the terms of the trust preferred securities issued by the Trust, and the common securities will rank equal with, and payments will be made thereon pro rata, with the trust preferred securities, except that, if an event of default occurs and is continuing under the declaration, the rights of the holders of the common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the trust preferred securities. Except in certain limited circumstances, the holders of common securities will have the right to appoint, remove or replace the trustees of the Trust. Directly or indirectly, we will own all of the common securities of the Trust, and thus be able to control the appointment, removal and replacement of all of the trustees.

Distributions

      Distributions on the trust preferred securities will be made on the dates payable to the extent that the Trust has funds available therefor in its property account. The Trust’s funds available for distribution to the holders of the trust securities will be limited to payments received from us on the debt securities to be issued by us to the Trust in connection with the issuance of any trust preferred securities. We will guarantee the payment of distributions out of monies held by the Trust to the extent set forth below under “Description of Trust Preferred Securities Guarantee.”

Deferral of Distributions

      With respect to any debt securities issued by us to the Trust, we anticipate that we will have the right to defer payments of interest on the debt securities by extending the interest payment period from time to time. As a consequence of our extension of the interest payment period on debt securities held by the Trust, distributions on the trust preferred securities would similarly be deferred during any such extended interest payment period. The Trust will give the holders of the trust preferred securities notice of an extension period upon their receipt of notice from us. If distributions are deferred, the deferred distributions and accrued interest will be paid to holders of record of the trust preferred securities as they appear on the books and records of the Trust on the record date next following the termination of the deferral period. The terms of any debt securities issued by us to the Trust, including the right to defer payments of interest, will be described in the applicable prospectus supplement.

Redemption

      The trust preferred securities will have no stated maturity date, but will be redeemed upon the maturity of our debt securities to be sold to the Trust contemporaneously with the issuance of the trust preferred securities and may, to the extent described in the applicable prospectus supplement, be redeemed if our debt securities are redeemed prior to maturity. The applicable prospectus supplement will specify the maturity date of our debt securities and the circumstances, if any, under which our debt securities may be redeemed. Before any redemption of the trust preferred securities, holders of such securities will be given not less than 30 nor more than 60 days’ notice. In the event that fewer than all of the outstanding trust preferred securities are to be redeemed, the trust preferred securities will be redeemed proportionately.

Distribution of Our Debt Securities

      Subject to certain terms and conditions to be described in the prospectus supplement, we will have the right at any time to dissolve the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, to cause our debt securities held by the Trust to be distributed to the holders of the trust securities in a total stated principal amount equal to the total stated liquidation amount of the trust securities then outstanding.

Enforcement of Certain Rights by Holders of Preferred Securities

      If an event of default occurs and is continuing, then the holders of trust preferred securities of the Trust would rely on the enforcement by the property trustee of its rights as a holder of our debt securities against us. In addition, the holders of a majority in liquidation amount of the trust preferred securities of the Trust will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the property trustee or to direct the exercise of any trust or power conferred upon the property trustee, including the right to direct the property trustee to exercise the remedies available to it as the holder of our debt securities. If the property trustee fails to enforce its rights under our debt securities, a holder of trust preferred securities may institute a legal proceeding directly against us to enforce the property trustee’s rights under our debt securities without first instituting any legal proceeding against the property trustee or any other person or entity. In connection with such direct action, we will be subrogated to the rights of such holder of trust preferred securities under the declaration to the extent of any payment made by us to such holder of trust preferred securities in such direct action.

DESCRIPTION OF TRUST PREFERRED SECURITIES GUARANTEE

      Set forth below is a summary of information concerning the trust preferred securities guarantee that we will execute and deliver in connection with any issuance of trust preferred securities by the Trust. The guarantee will be qualified as an indenture under the Trust Indenture Act. In connection with furnishing such guarantee, we will name a trust preferred guarantee trustee, who will hold the guarantee for the benefit of the holders of the trust preferred securities to which the guarantee relates. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the form of trust preferred securities guarantee, which is filed as an exhibit to the Registration Statement, and the Trust Indenture Act.

General

      Pursuant to the trust preferred securities guarantee, we will agree to pay in full the guarantee payments, except to the extent paid by the Trust, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert. The following payments with respect to trust preferred securities, to the extent not paid by the Trust, will be subject to the trust preferred securities guarantee:

•	any accrued and unpaid distributions that are required to be paid on the trust preferred securities, to the extent the Trust shall have funds legally available for those distributions

•	the redemption price set forth in the applicable prospectus supplement to the extent the Trust has funds legally available therefor with respect to any trust preferred securities called for redemption by the Trust, and

•	upon a voluntary or involuntary dissolution, winding-up or termination of the Trust, other than in connection with the distribution of our debt securities to the holders of trust preferred securities or the redemption of all of the trust preferred securities, the lesser of (1) the aggregate of the liquidation amount and all accumulated and unpaid distributions on the trust preferred securities to the date of payment, to the extent the Trust has funds legally available therefor, and (2) the amount of assets of the Trust remaining available for distribution to holders of the trust preferred securities in liquidation of the Trust after satisfaction of liabilities to creditors.

      We may satisfy our obligation to make a guarantee payment by making a direct payment of the required amounts to the holders of trust preferred securities or by causing the Trust to pay the amounts to the holders.

      The trust preferred securities guarantee will not apply to any payment of distributions on the trust preferred securities except to the extent the Trust shall have funds available therefor. If we do not make interest payments on our debt securities to be held by the Trust, the Trust will not have funds available to pay distributions on its trust preferred securities. Our trust preferred securities guarantee, when taken together with our obligations under the debt securities issued to the Trust, the applicable Indenture and the declaration (including our obligations to pay costs, expenses, debts and liabilities of the Trust other than with respect to the trust securities), will provide a full and unconditional guarantee by us of payments due on the trust preferred securities, subject to any applicable subordination provisions or other limitations described in this prospectus or the applicable prospectus supplement.

Status of the Guarantee

      Unless otherwise indicated in an applicable prospectus supplement, the trust preferred securities guarantee will constitute an unsecured obligation of CenturyTel. The applicable prospectus supplement will describe the ranking of such guarantee and any covenants of CenturyTel that will apply upon events of default.

      The trust preferred securities guarantee will constitute a guarantee of payment and not of collection; specifically, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the trust preferred securities guarantee without first instituting a legal proceeding against the Trust, the trust preferred guarantee trustee or any other person or entity.

Modification of Guarantee

      The trust preferred securities guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding trust preferred securities issued by the Trust except with respect to any changes that do not materially adversely affect the rights of holders of trust preferred securities, in which case no vote will be required. All guarantees and agreements contained in the trust preferred securities guarantee shall bind our successors, assigns, receivers, trustees and representatives and shall inure to the benefit of the holders of the trust preferred securities of the Trust then outstanding.

Events of Default

      An event of default under the trust preferred securities guarantee will occur upon our failure to perform any of our payment or other obligations under the guarantee, subject to certain rights of ours to cure non-payment defaults. The holders of a majority in liquidation amount of the trust preferred securities relating to the guarantee have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trust preferred guarantee trustee in respect of the guarantee or to direct the exercise of any trust or power conferred upon the trust preferred guarantee trustee. If the trust preferred guarantee trustee fails to enforce the trust preferred securities guarantee, any holder of trust preferred securities relating to such guarantee may institute a legal proceeding directly against us to enforce the trust preferred guarantee trustee’s rights under such guarantee, without first instituting a legal proceeding against the Trust, the guarantee trustee or any other person or entity. Notwithstanding the foregoing, if we fail to make a guarantee payment, a holder of trust preferred securities may directly institute a proceeding in such holder’s name against us for enforcement of the trust preferred securities guarantee for such payment. We waive any right or remedy to require that any action be brought first against the Trust or any other person or entity before proceeding directly against us.

Consolidation, Merger, Sale of Assets and Other Transactions

      The trust preferred securities guarantee provides that we will not consolidate with or merge into any other corporation or sell or otherwise dispose of our properties, as or substantially as, an entirety to any person, unless the successor or transferee corporation or the person that receives such properties pursuant to such sale, transfer or other disposition is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and such successor or transferee corporation or the person that receives such properties pursuant to such sale, transfer or other disposition expressly assumes our obligations under the trust preferred securities guarantee.

Information Concerning the Trust Preferred Guarantee Trustee

      The trust preferred guarantee trustee, before the occurrence of a default with respect to the trust preferred securities guarantee, undertakes to perform only such duties as are specifically set forth in the guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The trust preferred guarantee trustee is under no obligation to exercise any of the powers vested in it by the trust preferred securities guarantee at the request of any holder of trust preferred securities, unless offered reasonable indemnity against the costs, expenses and liabilities that might be incurred.

Termination

      The trust preferred securities guarantee will terminate as to the trust preferred securities to which the guarantee relates:

•	upon full payment of the redemption price of all such trust preferred securities

•	upon distribution of our debt securities held by the Trust to the holders of such trust preferred securities, or

•	upon full payment of the amounts payable in accordance with the declaration of the Trust upon liquidation of the Trust.

      The trust preferred securities guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust preferred securities issued by the Trust must restore payment of any sums paid under the trust preferred securities or the trust preferred securities guarantee.

PLAN OF DISTRIBUTION

      We may, and in the case of the trust preferred securities, the Trust may, sell securities directly to one or more purchasers or to or through underwriters, dealers or agents or through a combination of any such methods of sale. The applicable prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters, the purchase price and proceeds from such sale, any underwriting discounts and other items constituting underwriters’ compensation, the initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers, and any securities exchanges on which the securities may be listed.

      We or the Trust may distribute securities from time to time in one or more transactions at fixed or variable prices, at prices equal or related to prevailing market prices or at negotiated prices. We also may directly offer and sell securities in exchange for, among other things, our outstanding debt or equity securities.

      If underwriters are used in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities periodically in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all securities offered if any are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time. We or the Trust may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover any over-allotments in connection with the distribution.

      If a dealer is used in an offering of securities, we or the Trust may sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of sale.

      Commissions payable to any agent involved in the offer or sale of securities, or the method by which such commissions may be determined, will be set forth in a prospectus supplement. Unless otherwise indicated in the prospectus supplement, the agent will be acting on a best efforts basis.

      In connection with the sale of any securities, underwriters or agents may be deemed to have received compensation from us or the Trust in the form of underwriting discounts or commissions and may also receive commissions from purchasers of such securities for whom they may act as agents. Underwriters may sell any securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent, or both.

      Dealers and agents named in a prospectus supplement may be deemed to be underwriters of the securities within the meaning of the Securities Act of 1933. Underwriters, dealers and agents may be entitled under agreements entered into with us or the Trust to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

      Under certain circumstances, we may repurchase offered securities and reoffer them to the public as set forth above. We may also arrange for repurchase and resale of such offered securities by dealers.

      If so indicated in the prospectus supplement, we or the Trust may authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase securities pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. There may be limitations on the minimum amount that may be purchased by an institution or on the portion of the aggregate principal amount of the particular securities that may be sold pursuant to these arrangements. The obligations of any purchaser under a delayed delivery contract will not be subject to any conditions except that any related sale of offered securities to underwriters shall have occurred and the purchase by an institution of the securities covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject.

      Any underwriters utilized may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the particular offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions.

      Except for our common stock, none of the securities when first issued will have an established trading market. Any underwriters, dealers or agents to or through whom the securities are sold for public offering may make a market in the securities. However, generally they will not be obligated to make a market and may discontinue any market making at any time without notice. If the securities are traded after their initial issuance, they may trade at a discount from their initial public offering price, depending on general market conditions, the market for similar securities, our performance and other factors. Other than with respect to our common stock, which is currently traded on the New York Stock Exchange, there can be no assurance that an active public market for the securities will develop or be maintained.

LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana, as special counsel for CenturyTel, and Richards, Layton & Finger, P.A., Delaware, as special Delaware counsel for the Trust and CenturyTel.

EXPERTS

      The consolidated financial statements and related financial statement schedules of CenturyTel, Inc. and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.